

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

JUN/10/04

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

PL

SI Financial Group, Inc.	0001292580
Exact Name of Registrant as Specified in Charter	Registrant CIK Number

Exhibit 99.1 to the Form S-1	333-116381
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

---

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Willimantic, State of Connecticut, on June 10, 2004.

SI FINANCIAL GROUP, INC.

By: /s/ Rheo A. Brouillard
Rheo A. Brouillard
President and Chief Executive Officer

00238354.WPD

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

SI Financial Group, Inc.
Willimantic, Connecticut

As Of:
May 21, 2004

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

SI Financial Group, Inc.

Willimantic, Connecticut

As Of:

May 21, 2004

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS
555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017
(614) 766-1426
(614) 766-1459 FAX

June 7, 2004

Board of Directors
Savings Institute Bank and Trust Company
803 Main street
Willimantic, Connecticut 06226

To the Board:

We hereby submit an independent appraisal of the pro forma market value of the to-be-issued stock of SI Financial Group, Inc. ("Corporation"), which is the mid-tier holding company of Savings Institute Bank and Trust Company, Willimantic, Connecticut ("Savings Institute" or the "Bank"). The Corporation is a subsidiary of SI Bancorp, MHC. Such stock is to be issued in connection with the application to complete a minority stock offering by the Corporation with SI Bancorp, MHC, to own 58.0 percent of the Corporation. This appraisal was prepared and provided to the Bank in accordance with the appraisal requirements and regulations of the Office of Thrift Supervision of the United States Department of the Treasury.

Keller & Company, Inc. is an independent, financial institution consulting firm that serves both thrift institutions and banks. The firm is a full-service consulting organization, as described in more detail in Exhibit A, specializing in business and strategic plans, stock valuations, conversion and reorganization appraisals, market studies and fairness opinions for thrift institutions and banks. The firm has affirmed its independence in this transaction with the preparation of its Affidavit of Independence, a copy of which is included as Exhibit C.

Our appraisal is based on the assumption that the data provided to us by Savings Institute and the material provided by the independent auditors, McGladrey & Pullen, LLP, New Haven, Connecticut are both accurate and complete. We did not verify the financial statements provided to us, nor did we conduct independent valuations of the Bank's assets and liabilities. We have also used information from other public sources, but we cannot assure the accuracy of such material.

In the preparation of this appraisal, we held discussions with the management of Savings Institute, with the law firm of Muldoon Murphy Faucette & Aguggia LLP, Washington, D.C., the Bank's conversion counsel, and with McGladrey & Pullen, LLP. Further, we viewed the Bank's local economy and primary market area.

This valuation must not be considered to be a recommendation as to the purchase of stock in the Corporation, and we can provide no guarantee or assurance that any person who purchases shares of the Corporation's stock will be able to later sell such shares at a price equivalent to the price designated in this appraisal.

Our valuation will be updated as required and will give consideration to any new developments in the Bank's operation that have an impact on operations or financial condition. Further, we will give consideration to any changes in general market conditions and to specific changes in the market for publicly-traded thrift institutions. Based on the material impact of any such changes on the pro forma market value of the Corporation as determined by this firm, we will make necessary adjustments to the Corporation's appraised value in such appraisal update.

It is our opinion that as of May 21, 2004, the pro forma market value or appraised value of the Corporation is $85,000,000 at the midpoint, with a minority offering level of $34,000,000 or 3,400,000 shares at $10 per share, representing 40.0 percent of the total valuation and a 2.0 percent stock issuance to SI Financial Group Foundation, Inc., representing $1,700,000 or 170,000 shares. The pro forma valuation range of the Corporation is from a minimum of $72,250,000 to a maximum of $97,750,000, with a maximum, as adjusted, of $112,412,500, representing offering levels, excluding the Foundation, of $28,900,000 at the minimum to a maximum of $39,100,000, with a maximum, as adjusted, of $44,965,000, representing 2,890,000 shares, 3,910,000 shares and 4,496,500 shares at $10 per share at the minimum, maximum, and maximum, as adjusted, respectively.

The pro forma appraised value of SI Financial Group, Inc., as of May 21, 2004, is $85,000,000, at the midpoint with a midpoint offering level of $34,000,000, excluding the Foundation.

Very truly yours,

KELLER & COMPANY, INC.



TABLE OF CONTENTS

TABLE OF CONTENTS (cont.)

LIST OF EXHIBITS

LIST OF EXHIBITS (cont.)

NUMERICAL EXHIBITS		PAGE

ALPHABETICAL EXHIBITS

INTRODUCTION

Keller & Company, Inc. is an independent appraisal firm for financial institutions and has prepared this Conversion Valuation Appraisal Report ("Report") to provide the pro forma market value of the to-be-issued common stock of SI Financial Group, Inc. (the "Corporation"), a Delaware corporation, formed as a mid-tier holding company to own all of the common stock of Savings Institute Bank and Trust Company ("Savings Institute" or the "Bank"), Willimantic, Connecticut. The Corporation will be majority owned by SI Bancorp, MHC, a federally-chartered mutual holding company. Under the Plan of Conversion, the Corporation will be majority owned by SI Bancorp, MHC, which will own 58.0 percent of the Corporation. The Corporation will sell 40.0 percent on the appraised value of the Corporation as determined in this Report in a minority stock offering and will issue the remaining 2.0 percent to a newly formed foundation, the SI Financial Group Foundation, Inc. ("Foundation").

The Application is being filed with the Office of Thrift Supervision ("OTS") of the Department of the Treasury and the Securities and Exchange Commission ("SEC"). Such Application for Conversion has been reviewed by us, including the Prospectus and related documents, and discussed with the Bank's management and the Bank's conversion counsel, Muldoon Murphy Faucette & Aguggia LLP, Washington, D.C.

This conversion appraisal was prepared based on the guidelines provided by OTS entitled "Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization", in accordance with the OTS application requirements of Regulation §563b and the OTS's Revised Guidelines for Appraisal Reports, and represents a full appraisal report. The Report provides detailed exhibits based on the Revised Guidelines and a discussion on each of the fourteen factors that need to be considered. Our valuation will be updated in accordance with the Revised Guidelines and will consider any changes in market conditions for thrift institutions.

The pro forma market value is defined as the price at which the stock of the Corporation after conversion would change hands between a typical willing buyer and a typical willing

Introduction (cont.)

seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arm's-length transaction. The appraisal assumes the Bank is a going concern and that the shares issued by the Corporation in the conversion are sold in noncontrol blocks.

In preparing this conversion appraisal, we have reviewed the financial statements for the five fiscal years ended December 31, 1999 through 2003, and for the three months ended March 31, 2003 and 2004, and discussed them with Savings Institute's management and with Savings Institute's independent auditors, McGladrey & Pullen, LLP, New Haven, Connecticut. We have also discussed and reviewed with management other financial matters and have reviewed internal projections. We have reviewed the Corporation's preliminary Form SB-2 and the Bank's preliminary Form MHC and discussed them with management and with the Bank's conversion counsel.

We have visited Savings Institute's main office and have traveled the surrounding area. We have studied the economic and demographic characteristics of the primary market area, and analyzed the Bank's primary market area relative to Connecticut and the United States. We have also examined the competitive market within which Savings Institute operates, giving consideration to the area's numerous financial institution offices, mortgage banking offices, and credit union offices and other key market area characteristics, both positive and negative.

We have given consideration to the market conditions for securities in general and for publicly-traded thrift stocks in particular. We have examined the performance of selected publicly-traded thrift institutions and compared the performance of Savings Institute to those selected institutions.

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation. Giving consideration to the fact that this appraisal is based

Introduction (cont.)

on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Corporation in the minority stock offering in this mutual-to-stock conversion will subsequently be able to sell such shares at prices similar to the pro forma market value of the Corporation as determined in this conversion appraisal.

I. DESCRIPTION OF SAVINGS INSTITUTE

GENERAL

Savings Institute was organized in 1842 as a state-chartered mutual savings bank with the name Willimantic Savings Institute and then changed its name to Savings Institute in 1991. In 2000, SI Bancorp, Inc. was formed as a mutual holding company to own all of the stock of Savings Institute, which was converted from a mutual to a stock savings bank. Savings Institute converted from a state-chartered savings bank to a federally-chartered savings bank in 2004 with the name Savings Institute Bank and Trust Company. The Bank also formed a mid-tier stock holding company in 2004 with the name SI Financial Group, Inc., which owns all of the stock of the Bank. The Bank's mutual holding company SI Bancorp, MHC, will own 58.0 percent of SI Financial Group, Inc.

Savings Institute conducts its business from its main office in Willimantic, Connecticut and its fourteen branch offices in Hartford, New London, Tolland and Windham Counties. The Bank serves its customers from these fifteen offices. The Bank's primary market area is focused on Windham County, where most of its offices are located.

Savings Institute's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") in the Bank Insurance Fund ("BIF"). The Bank is also subject to certain reserve requirements of the Board of Governors of the Federal Reserve Bank (the "FRB"). Savings Institute is a member of the Federal Home Loan Bank (the "FHLB") of Boston and will be regulated by the OTS and by the FDIC. As of March 31, 2004, Savings Institute had assets of $537,410,000, deposits of $425,599,000 and equity of $35,079,000.

Savings Institute is a community-oriented institution which has been principally engaged in the business of serving the financial needs of the public in its local communities and throughout its primary market area. Savings Institute has been involved in the origination of residential mortgage loans secured by one- to four-family dwellings, including construction loans, which represented 87.1 percent of its loan originations during the fiscal year ended December 31, 2003, and a lesser 75.9 percent of its loan originations during the three months ended March 31, 2004. Consumer loan originations represented a modest 8.0 percent and 12.4 percent of total originations for the same respective time periods. At March 31, 2004, 57.6 percent of its gross loans consisted of residential real estate loans on one- to four-family dwellings, excluding construction and home equity loans, compared to a lesser 65.5 percent at December 31, 1999, with the primary sources of funds being retail deposits from residents in its local communities and FHLB advances. The Bank is also an originator of multi-family and commercial real estate loans, construction loans, consumer loans, and commercial business loans. Consumer loans include home equity loans and lines of credit, automobile loans, loans on deposit accounts and other secured and unsecured personal loans.

The Bank had $119.9 million, or a moderate 22.3 percent of its assets in cash and investments excluding FHLB stock which totaled $3.4 million or 0.6 percent of assets. The Bank had $16.9 million of its investments in mortgage-backed and related securities representing 3.1 percent of assets. Deposits, FHLB advances and equity have been the primary sources of funds for the Bank's lending and investment activities. The Bank also had $7.2 million in subordinated debt at March 31, 2004.

The total amount of stock to be sold by the Corporation in the minority stock offering will be $34,000,00 or 3,400,000 shares at $10 per share based on the midpoint of the appraised value of $85.0 million, representing 40.0 percent of the total value, excluding the 2.0 percent to the Foundation. The net conversion proceeds will be $32.9 million, reflecting conversion expenses of approximately $1,076,000. The actual cash proceeds to the Bank of $16.5 million will represent 50 percent of the net conversion proceeds. The ESOP will represent 8 percent of the gross shares issued, or 285,600 shares at $10 per share, representing $2,856,000. The Bank's net proceeds will be used to fund new loans, to open new branches and to invest in securities following their initial deployment to short term investments. The Bank may also use the proceeds to expand services, expand operations or acquire other financial service organizations, diversity into other businesses, or for any other purposes authorized by law. The Corporation will use its proceeds to fund the ESOP, to purchase short- and intermediate-term government or

General (cont.)

federal agency securities or to invest in short-term deposits and can use the proceeds to pay dividends and buy back shares of common stock in the future.

Savings Institute has seen a moderate deposit increase over the past four fiscal years with deposits increasing 42.9 percent from December 31, 1999 to December 31, 2003, or an average of 10.7 percent per year. From December 31, 2003, to March 31, 2004, deposits increased by 2.0 percent or 8.0 percent, annualized, compared to a 9.7 percent growth rate in fiscal 2003. The Bank has focused on increasing its residential real estate loan and commercial loan activity during the past five years, monitoring its net interest margin and earnings and maintaining its equity to assets ratio. Equity to assets decreased slightly from 6.57 percent of assets at December 31, 1999, to 6.48 percent at December 31, 2003, and then increased slightly to 6.53 percent at March 31, 2004, due to a steady rise in earnings combined with moderate growth in assets.

Savings Institute's primary lending strategy has been to focus on the origination of adjustable-rate and fixed-rate one-to four-family loans, the origination of construction loans, the origination of commercial mortgage loans, and the origination of consumer loans, including home equity loans.

Savings Institute's share of one- to four-family mortgage loans has decreased modestly, from 65.5 percent of gross loans at December 31,1999, to 57.8 percent as of March 31, 2004. Commercial real estate and multi-family loans increased from 16.7 percent of loans to 19.1 percent from December 31, 1999, to March 31, 2004, respectively, while construction loans increased from 3.6 percent to 4.9 percent during the same time period. All types of real estate loans as a group decreased slightly from 85.8 percent of gross loans at December 31, 1999, to 81.5 percent at March 31, 2004. The decrease in real estate loans was offset by the Bank's increase in commercial business loans. The Bank's share of commercial loans witnessed an increase in their share of loans from 9.6 percent at December 31, 1999, to 13.7 percent at March 31, 2004, and the dollar level of commercial business loans increased from $22.1 million to $54.5 million. Consumer loans also witnessed an increase in their share of loans from 4.6

General (cont.)

percent at December 31, 1999, to 4.7 percent at March 31, 2004. Management's internal strategy has also included continued emphasis on maintaining an adequate and appropriate allowance for loan losses relative to loans and nonperforming assets in recognition of the more stringent requirements within the industry to establish and maintain a higher level of general valuation allowances and also in recognition of the Bank's rising level of higher risk loans. At December 31, 1999, Savings Institute had $2,284,000 in its loan loss allowance or 0.99 percent of gross loans and 169.6 percent of nonperforming assets, which increased to $2,835,000 but represented a lower 0.71 percent of gross loans and 167.3 percent of nonperforming assets at March 31, 2004.

Interest income from loans and investments has been the basis of earnings with the net interest margin being the key determinant of net earnings but a greater emphasis on noninterest income. With a dependence on net interest margin for earnings, current management will focus on continuing to strengthen the Bank's net interest margin without undertaking excessive credit risk combined with maintaining the Bank's interest risk position and continuing to strive to increase noninterest income.

PERFORMANCE OVERVIEW

Savings Institute's financial position at year end December 31, 1999 through December 31, 2003, and at March 31, 2004, is shown in Exhibits 1 through 4. Exhibit 5 provides selected financial data at December 31, 1999, through 2003 and at March 31, 2004. Savings Institute has focused on growing its asset base and maintaining its equity ratio, increasing its loan portfolio and investment securities, and growing retail deposits. The impact of these trends, recognizing the change in interest rates, has been a rise in net interest rate spread from 3.65 percent at December 31, 1999, to 3.86 percent at December 31, 2003, and then a decrease to 3.61 percent for the three months ended March 31, 2004. Savings Institute has experienced a relatively strong increase in assets from December 31, 1999, through March 31, 2004, with a similar increase in deposits, a moderate increase in FHLB advances and a moderate increase in the dollar level of equity over the past five periods.

Savings Institute witnessed a total increase in assets of $176.5 million or 51.6 percent for the period of December 31, 1999, to December 31, 2003, representing an average annual increase in assets of 12.9 percent. For the year ended December 31, 2003, assets increased $33.2 million or 6.8 percent. For the three months ended March 31, 2004, the Bank's assets increased $19.3 million or 3.7 percent. Over the past four fiscal periods, the Bank experienced its largest dollar rise in assets of $57.4 million in fiscal year 2002, which represented a strong 13.4 percent increase in assets funded by a rise in deposits of $35.3 million, a rise in FHLB advances of $8.7 million and the issuance of $7.2 million in subordinated debt. This increase in assets was succeeded by a $33.2 million or 6.8 percent increase in assets in fiscal year 2003 and then a $19.3 million increase or 3.7 percent from December 31, 2003, to March 31, 2004.

The Bank's net loan portfolio, including mortgage loans and non-mortgage loans, increased from $227.9 million at December 31, 1999, to $394.7 million at March 31, 2004, and represented a total increase of $166.8 million, or 73.2 percent. The average annual increase during that period was 17.2 percent. For the year ended December 31, 2003, loans increased $19.0 million or 4.8 percent. For the three months ended March 31, 2004, net loans increased $8.3 million or 2.0 percent, representing 8.0 percent, annualized.

Performance Overview (cont.)

Savings Institute has pursued obtaining funds through deposits and FHLB advances in accordance with the demand for loans and secondary market activity. The Bank's competitive rates for deposits in its local market in conjunction with its focus on service and a larger network of offices have been the sources for attracting retail deposits. Deposits increased $125.3 million or 42.9 percent from 1999 to 2003, with an average annual rate of increase of 10.7 percent. For the three months ended March 31, 2004, deposits increased by $8.3 million or 2.0 percent, annualized to 8.0 percent. The Bank's largest fiscal year deposit growth was in 2001, when deposits increased $41.2 million or a relatively strong 12.8 percent. The Bank's FHLB advances increased from $25.7 million at December 31, 1999, to $57.2 million at December 31, 2003, and then increased to $65.0 million at March 31, 2004.

Savings Institute has been able to increase its equity level each fiscal year from 1999 through 2003 and in the three months ended March 31, 2004. At December 31, 1999, the Bank had equity of $22.4 million, representing a 6.57 percent equity to assets ratio and then increased to $34.1 million at December 31, 2003, representing a similar 6.58 percent equity to assets ratio due to the Bank's growth in assets. At March 31, 2004, equity was a higher $35.1 million but a lower 6.53 percent of assets due to the Bank's continued growth. The overall stability in the equity to assets ratio from 1999 to 2003 is the result of the Bank's moderate earnings performance impacted by the Bank's stronger growth in assets. The dollar level of equity increased 52.0 percent from December 31, 1999, to December 31, 2003, representing an average annual increase of 13.0 percent and increased 2.9 percent for the three months ended March 31, 2004, or 11.5 percent, annually.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for Savings Institute, reflecting the Bank's income and expense trends. This table provides key income and expense figures in dollars for the fiscal years of 1999 through 2003 and for the three months ended March 31, 2004.

Savings Institute witnessed an overall increase in its dollar level of interest income from December 31, 1999, to December 31, 2002, and then a decrease for the year ended December 31, 2003 and for the three months ended March 31, 2004, due to the decrease in interest rates in the market and at the Bank. Interest income was $23.0 million in 1999 and a higher $28.3 million in 2002. This trend was a rising trend that continued each year from 1999 through 2002. For the year ended December 31, 2003, interest income was $27.9 million, compared to a higher $28.3 million in 2002. For the three months ended March 31, 2004, interest income was $6.8 million compared to a higher $7.0 million for the three months ended March 31, 2003.

The Bank's interest expense experienced a similar trend with an overall increase from fiscal year 1999 to 2001, and then decreased in 2002 and 2003. Interest expense increased $2.9 million or 28.1 percent from 1999 to 2001, compared to a larger dollar increase in interest income of $4.6 million but a smaller 20.0 percent increase for the same time period. Interest expense then decreased $2.1 million or 16.3 percent from 2001 to 2002, compared to an increase in interest income of $722,000 or 2.6 percent. Such increase in interest income in 2002, notwithstanding the decrease in interest expense, resulted in a larger dollar increase in annual net interest income of $2.9 million or 19.8 percent for the fiscal year ended December 31, 2002, and a moderate increase in net interest margin. Interest expense decreased $1.7 million or 15.1 percent in 2003, compared to a smaller $400,000 decrease in interest income and a minimal increase in net interest spread. Net interest income increased from $12.7 million in 1999, to $18.6 million in 2003. For the three months ended March 31, 2004, Savings Institute's actual net interest income was $4,533,000 or $18.1 million, annualized, which was modestly lower than the $4,541,000 for the three months ended March 31, 2004, or $18.2 million, annualized.

Income and Expense (cont.)

The Bank has made provisions for loan losses in each of the past five fiscal years of 1999 through 2003 and also in the three months ended March 31, 2004. The amounts of those provisions were determined in recognition of the Bank's levels of nonperforming assets, charge-offs, repossessed assets, the Bank's rise in lending activity, and industry norms. The loan loss provisions were $300,000 in 1999, $290,000 in 2000, $440,000 in 2001, $537,000 in 2002, $1,602,000 in 2003 and $150,000 in the three months ended March 31, 2004. The higher provision in 2003 was related to the charge-off of one large loan. The impact of these loan loss provisions has been to provide Savings Institute with a general valuation allowance of $2,835,000 at March 31, 2004, or 0.71 percent of gross loans and 167.2 percent of nonperforming assets.

Total other income or noninterest income indicated a rising trend from fiscal year 1999 through 2003. The highest level of noninterest income was in fiscal year 2003 at $4.7 million or 0.91 percent of assets, including $393,000 in gains on the sale of loans. The lowest level of noninterest income was $2.8 million was in 1999, representing 0.82 percent of assets. The average noninterest income level for the past five fiscal years was $3.5 million or 0.81 percent of average assets. In the three months ended March 31, 2004, noninterest income was $1,235,000 or 0.92 percent of assets on an annualized basis. Noninterest income consists primarily of service charges and fees, wealth management fees, other income and gains on the sale of loans and investments.

The Bank's general and administrative expenses or noninterest expenses increased from $12.9 million for the fiscal year of 1999 to $16.6 million for the fiscal year ended December 31, 2003. The largest dollar increase in noninterest expenses was $1.4 million from 2000 to 2001. This larger increase in noninterest expenses was due primarily to the Bank's office expansion and the addition of new staffing combined with the normal rise in overhead expenses. On a percent of average assets basis, operating expenses decreased from 3.89 percent of average assets for the fiscal year ended December 31, 1999, to 3.30 percent for the fiscal year ended December 31,

2003. For the three months ended March 31, 2004, Savings Institute's ratio of operating expenses to average assets was a higher 3.52 percent.

The net earnings position of Savings Institute has indicated increasing earnings from 1999 to 2003, and then a decrease in performance in the three months ended March 31, 2004. The annual net income figures for the fiscal years of 1999 to 2003 were $1,464,000, $1,937,000, $1,916,000, $3,082,000 and $3,385,000, respectively, representing returns on average assets of 0.44 percent, 0.55 percent, 0.48 percent, 0.68 percent and 0.67 percent for fiscal years 1999 through 2003, respectively. For the three months ended March 31, 2004, net earnings were $804,000, representing an annualized return on average assets of 0.62 percent.

Exhibit 7 provides the Bank's normalized earnings or core earnings for the twelve months ended March 31, 2004 and the fiscal year 2003. The Bank's normalized earnings eliminate any nonrecurring income and expense items. There was one adjustment to income to reduce the Bank's level of provision for loan losses due to the provision related to a loan charge-off.

The key performance indicators comprised of selected performance ratios, asset quality ratios and capital ratios are shown in Exhibit 8 to reflect the results of performance. The Bank's return on assets increased from 0.44 percent in 1999 to 0.55 percent in fiscal year 2000 and then to a lesser of 0.48 percent in fiscal year 2001. It then increased to 0.68 percent in 2002 and was a similar 0.67 percent in 2003. It was still lower for the three months ended March 31, 2004, at 0.62 percent, annualized, due primarily to the Bank's decrease in its net interest margin.

The Bank's average net interest rate spread decreased from 3.65 percent in 1999 to 3.49 percent in 2000 and 2001 and then increased to 3.83 percent in fiscal year 2002 and to 3.86 percent in fiscal 2003. For the three months ended March 31, 2004, net interest spread decreased to 3.61 percent, annualized. The Bank's net interest margin indicated a similar overall trend, decreasing from 3.97 percent in 1999 to 3.87 percent in 2000 and then to 3.86 percent in 2001 rising to 4.07 percent in fiscal year 2002, and then decreasing to 4.01 percent in fiscal year 2003 and then decreasing further to 3.76 percent for the three months ended March 31, 2004, annualized. Savings Institute's average net interest rate spread increased 21 basis points from 1999 to 2003 to 3.86 percent from 3.65 percent in 1999. The Bank's net interest margin followed a more stable trend, increasing 4 basis points to 4.01 percent in 2003 from 3.97 percent in 1999. For the three months ended March 31, 2004, Savings Institute's annualized net interest spread decreased 25 basis points to 3.61 percent, and its net interest margin decreased 25 basis points to 3.76 percent.

The Bank's return on average equity increased from 1999 to 2003. The return on average equity increased from 6.49 percent in 1999 to 10.34 percent in fiscal year 2003. For the three months ended March 31, 2004, return on average equity was a lesser 9.32 percent, annualized, due to the Bank's lower earnings, resulting in a lower return on equity.

Savings Institute's ratio of interest-earning assets to interest-bearing liabilities decreased modestly from 110.00 percent at December 31, 1999, to 107.77 percent at December 31, 2003, and then increased to 108.19 percent at March 31, 2004. The Bank's stable ratio of interest-earning assets to interest-bearing liabilities is primarily the result of the Bank's growth in deposits keeping pace with its growth in loans.

The Bank's ratio of noninterest expenses to average assets decreased from 3.89 percent in fiscal year 1999 to a lower 3.30 percent in fiscal year 2003, due to the Bank's stronger growth in assets combined with moderate increases in noninterest expenses. For the three months ended March 31, 2004, noninterest expenses to assets increased to 3.40 percent due to higher costs for professional services. Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income referred to as the "efficiency ratio." The industry norm is 57.3 percent with the lower the ratio indicating higher efficiency. The Bank has been characterized with a lower level of efficiency historically reflected in its higher efficiency ratio, which decreased from 83.9 percent in 1999 to 71.62

percent in 2003. The ratio then increased to 79.39 percent for the three months ended March 31, 2004, due to rise in noninterest expenses discussed previously.

Earnings performance can be affected by an institution's asset quality position. The ratio of nonperforming assets to total assets is a key indicator of asset quality. Savings Institute witnessed a decrease in its nonperforming asset ratio from 1999 to 2003, and the ratio was below the industry norm. Nonperforming assets consist of loans delinquent 90 days or more, nonaccruing loans, real estate owned and repossessed assets. Savings Institute's nonperforming assets consisted of all these items in 1999 through 2002 with no real estate owned in 2003 or at March 31, 2004. The ratio of nonperforming assets to total assets was 0.39 percent at December 31, 1999, then rose to 0.54 percent at December 31, 2001, and then decreased to 0.31 percent at December 31, 2003. At March 31, 2004, Savings Institute' s ratio of nonperforming assets to total assets increased slightly to 0.32 percent of assets.

Another indicator of asset quality is the Bank's ratio of allowance for loan losses to total loans and also to nonperforming loans. The Bank's allowance for loan losses was 0.99 percent of loans at December 31, 1999, and decreased to 0.69 percent at December 31, 2003, and then increased to 0.71 percent of loans at March 31, 2004, with the increase due to the Bank's increase in provision for loan losses. As a percentage of nonperforming loans, Savings Institute's allowance for loan losses was 199.13 percent in 1999 and 207.48 percent in 2003. At March 31, 2004, the ratio was a similar 207.39 percent.

Exhibit 9 provides the changes in net interest income due to rate and volume changes for the fiscal years of 2002 and 2003 and for the three months ended March 31, 2004. In fiscal year 2002, net interest income increased $2,863,000, due to an increase in interest income of $723,000 accented by a $2,140,000 decrease in interest expense. The increase in interest income was due to an increase due to volume of $3,469,000, reduced by a decrease due to rate of $2,746,000.

Income and Expense (cont.)

For the fiscal year ended December 31, 2003, net interest income increased $1,268,000 due to a $1,668,000 decrease in interest expense reduced by a $400,000 decrease in interest income. The decrease in interest income was due to a $3,304,000 decrease due to rate reduced by a $2,904,000 increase due to volume. The decline in interest expense was the result of a decrease due to rate of $2,665,000 reduced by an increase due to volume of $997,000.

For the three months ended March 31, 2004, compared to the three months ended March 31, 2003, net interest income decreased $8,000 due to a $212,000 decrease in interest income reduced by a $204,000 decrease in interest expense. The decrease in interest income was due to an $877,000 decrease due to rate reduced by a $665,000 increase due to volume. The decline in interest expense was the result of a decrease due to rate of $435,000 reduced by an increase due to volume of $231,000.

YIELDS AND COSTS

The overview of yield and cost trends for the years ended December 31, 2001, 2002 and 2003, for the three months ended March 31, 2003 and 2004, and at March 31, 2004, can be seen in Exhibit 10, which offers a summary of key yields on interest-earning assets and costs of interest-bearing liabilities.

Savings Institute's weighted average yield on its loan portfolio decreased 127 basis points from fiscal year 2001 to 2003, from 7.88 percent to 6.61 percent, and then decreased 56 basis points to 6.05 percent for the three months ended March 31, 2004, compared to a higher 6.96 percent for the three months ended March 31, 2003. The yield on securities decreased 185 basis points from 6.11 percent in 2001 to 4.26 percent in fiscal year 2003 and then decreased 19 basis points to 4.07 percent for the three months ended March 31, 2004, compared to a higher 4.36 percent for the three months ended March 31, 2003. The yield on other interest-earning assets decreased 227 basis points from fiscal year 2001 to 2003, from 3.80 percent to 1.53 percent and then decreased another 21 basis points to 1.32 percent for the three months ended March 31, 2004, compared to a higher 1.65 percent for the three months ended March 31, 2003. The combined weighted average yield on all interest-earning assets decreased 135 basis points to 6.03 percent from fiscal year 2001 to 2003, reflecting the Bank's higher yield on loans. The yield on interest-earning assets for the three months ended March 31, 2004, was a lower 5.63 percent, compared to a higher 6.26 percent for the three months ended March 31, 2003.

Savings Institute' s weighted average cost of interest-bearing liabilities decreased 172 basis points to 2.17 percent from fiscal year 2001 to 2003, which was greater than the Bank's 135 basis point increase in yield, resulting in an increase in the Bank's interest rate spread of 37 basis points from 3.49 percent to 3.86 percent from 2001 to 2003. For the three months ended March 31, 2004, the Bank's cost of funds decreased 15 basis points to 2.02 percent, compared to a 40 basis point decrease in yield on interest-earning assets, resulting in a lower net interest rate spread by 25 basis points to 3.61 percent compared to 3.87 percent for the three months ended March 31, 2003. The Bank's net interest margin decreased from 3.86 percent in fiscal year 2001 to 4.07 percent in fiscal year 2002, and then to 4.01 percent in fiscal year 2003. The Bank's net

Yields and Costs (cont.)

interest margin for the three months ended March 31, 2004, decreased to 3.76 percent compared to a higher 4.06 percent for the three months ended March 31, 2003. The Bank's yield on earning assets decreased 8 basis points to 5.55 percent at March 31, 2004, compared to 5.63 percent for the three months ended March 31, 2004. The Bank's cost of funds remained at 2.07 percent at March 31, 2004, compared to an identical 2.02 percent for the three months ended March 31, 2003. The resultant net interest rate spread decreased 8 basis points to 3.53 percent at March 31, 2004, compared to 3.61 percent for the three months ended March 31, 2004.

INTEREST RATE SENSITIVITY

Savings Institute has closely monitored its interest rate sensitivity position and focused on maintaining a reasonable level of rate sensitive assets relative to rate sensitive liabilities. Savings Institute has recognized the thrift industry's historically higher interest rate risk exposure, which caused a negative impact on earnings and net portfolio value ("NPV") as a result of significant fluctuations in interest rates, specifically rising rates. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative liabilities commonly referred to as an institution's "gap." The larger an institution's gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in NPV or portfolio loss. In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps during the late 1990's and early 2000's to reduce their gap position. This frequently results in a decline in the institution's net interest margin and overall earnings performance. Savings Institute has responded to the interest rate sensitivity issue by originating and retaining adjustable-rate residential real estate loans, adjustable-rate commercial loans, short term construction and consumer loans and adjustable-rate commercial business loans.

The Bank measures its interest rate risk through the use of the calculation of its net interest income and the changes in net interest income under rising and falling interest rate assumptions. Such changes in the Bank's net interest income under changing rates is reflective of the Bank's interest rate risk exposure.

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, deposit maturities, interest rate caps on adjustable-rate loans and deposit withdrawals.

Exhibit 11 provides the Bank's interest rate risk exposure as of December 31, 2003, and at March 31, 2004. Such calculations are provided by an outside service, EPG, Inc. Boston, Massachusetts. The focus of this exposure table is a 200 basis points change in interest rates

Interest Rate Sensitivity (cont.)

either up or down to reflect the Bank's sensitivity measure, which is the percentage change in net interest income over a twelve-month period.

The Bank's change in net interest income at March 31, 2004, based on a rise in interest rates of 200 basis points over a twelve-month period was a 3.79 percent decrease. In contrast, based on a decline in interest rates of 200 basis points, the Bank's change in net interest income was not measurable due to currently low interest rates. The Bank's change in its net interest income decreases to a 0.42 percent increase under a 100 basis point rise in rates, and the change in net interest income is estimated to show a decrease of 0.83 percent, based on a 100 basis point decrease in rates.

The Bank's change in net interest income at December 31, 2003, based on a 100 basis point rise in rates indicated an increase of 0.84 percent. The Bank's sensitivity measure was a negative 194 basis points based on a 100 basis point decrease in rates.

Due to Savings Institute's recognition of the need to control its interest rate exposure, the Bank will continue to be active in the origination and retention of adjustable-rate residential and commercial mortgage loans, commercial business loans and consumer loans.

LENDING ACTIVITIES

Savings Institute has focused its lending activity on the origination of conventional mortgage loans secured by one- to four-family dwellings, commercial real estate loans, including multi-family loans, construction loans, commercial business loans and consumer loans. Exhibit 12 provides a summary of Savings Institute's loan portfolio, by loan type, at December 31, 1999 through 2003, and at March 31, 2004.

Residential loans secured by one- to four-family dwellings was the primary loan type representing 57.6 percent of the Bank's gross loans as of March 31, 2004. This share has seen a modest decrease from 65.5 percent at December 31, 1999. The second largest real estate loan type as of March 31, 2004, was commercial real estate loans, including multi-family loans, which comprised a moderate 19.1 percent of gross loans compared to 16.6 percent as of December 31, 1999. The third key real estate loan type was commercial business loans, which represented 13.7 percent of gross loans as of March 31, 2004, compared to a lower 9.6 percent at December 31, 1999. These three real estate loan categories represented a strong 90.4 percent of gross loans at March 31, 2004, compared to a larger 91.7 percent of gross loans at December 31, 1999.

Construction loans represent a moderate size loan category for Savings Institute. Construction loans totaled $19.5 million and represented 4.9 percent of gross loans at March 31, 2004, compared to a lesser 3.6 percent at December 31, 1999.

The consumer loan category was the remaining loan type at March 31, 2004, and represented a modest 4.7 percent of gross loans compared to 4.6 percent at December 31, 1999. Consumer loans were the fifth largest overall loan type at March 31, 2004, and the fourth largest at December 31, 1999, surpassing construction loans. The Bank's consumer loans include home equity loans, home equity lines of credit, automobile loans, savings account loans and secured and unsecured personal loans. The overall mix of loans has witnessed modest changes from fiscal year-end 1999 to March 31, 2004, with the Bank having decreased its share of residential mortgage loans to offset its increases in construction loans, commercial real estate loans, commercial business loans and consumer loans, primarily comprised of home equity loans.

Lending Activities (cont.)

The emphasis of Savings Institute's lending activity is the origination of conventional mortgage loans secured by one- to four-family residences. Such residences are located in Savings Institute's primary market area, which includes Hartford, New London, Tolland and Windham Counties. At March 31, 2004, 66.6 percent of Savings Institute's gross loans consisted of loans secured by one- to four-family residential properties.

The Bank offers several types of adjustable-rate mortgage loans, ("ARMs") with adjustment periods of one year, three years, five years, seven years and ten years. The interest rates on ARMs are generally indexed to the one-year Treasury constant maturity index. ARMs have a maximum rate adjustment of 2.0 percent at each adjustment period and 6.0 percent for the life of the loan. Rate adjustments are computed by adding a stated margin to the index, generally 2.75 percent. The Bank retains all ARMs which it originates. The majority of ARMs have terms of 15 to 20 years with a maximum term of 30 years.

The Bank periodically offers adjustable-rate mortgage loans with discounted or teaser rates at rates below those which would prevail under normal computations based upon a determination of market factors and competitive rates in the market. On such discounted loans, the borrower is qualified at both the initial rate and the fully-indexed rate.

The Bank's one- to four-family mortgage loans remain outstanding for shorter periods than their contractual terms, because borrowers have the right to refinance or prepay. These mortgage loans contain "due on sale" clauses which permit the Bank to accelerate the indebtedness of the loan upon transfer of ownership of the mortgage property.

The Bank's other key mortgage loan product is a fixed-rate mortgage loan with a share of Savings Institute's new fixed-rate mortgage loans being sold in the secondary market. The Bank has historically retained most of its fixed-rate mortgage loans. Fixed-rate mortgage loans have a maximum term of 30 years. The Bank's fixed-rate mortgage loans conform to FHLMC underwriting standards.

Lending Activities (cont.)

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings generally does not exceed 80 percent at Savings Institute, even though the Bank is permitted to make loans up to a 95 percent loan-to-value ratio. The Bank does make loans up to 95 percent of loan-to-value but does require private mortgage insurance or additional collateral for the amount in excess of the 80.0 percent loan-to-value ratio. Mortgage loans originated by the Bank include due-on-sale clauses enabling the Bank to adjust rates on fixed-rate loans in the event the borrower transfers ownership.

Savings Institute has also been an originator of adjustable-rate and fixed-rate commercial real estate loans and multi-family loans in the past and will continue to make multi-family and commercial real estate loans. The Bank had a total of $75.7 million in commercial real estate and multi-family loans at March 31, 2004, or 19.1 percent of gross loans, compared to $38.4 million or 16.6 percent of gross loans at December 31, 1999. The major portion of commercial real estate and multi-family loans are secured by condominiums, apartment buildings, small retail establishments, warehouses, small office buildings and other commercial properties located in the market area. Most of the multi-family and commercial real estate loans are fully amortizing with a term of up to 30 years for adjustable-rate loans with a five-year adjustment period and a term of 15 years for fixed-rate loans. The maximum loan-to-value ratio is normally 80 percent for fixed-rate loans and 75.0 percent of the appraised value for adjustable-rate loans.

The Bank also originates construction loans to individuals and to a lesser extent to builders for the construction of single-family homes. The Bank had $19.5 million or 4.9 percent of gross loans in construction loans secured by one- to four-family residences. Construction loans normally have a term of twelve months with a fixed interest rate for the term of the loan and a loan-to-value ratio of no more than 85.0 percent. The construction loan normally converts to a permanent loan at the end of the construction period. The Bank will originate commercial construction loans for a loan-to-value ratio of up to 75.0 percent. The Bank also originates land loans to individuals, area homebuilders and developers. Land loans normally have rates tied to

Lending Activities (cont.)

the one-year constant maturity Treasury index with terms of up to fifteen years. The maximum loan-to-value ratio is 75.0 percent for a ten-year loan and 60.0 percent for a fifteen-year loan.

Savings Institute is an originator of commercial business loans with these loans totaling $54.5 million at March 31, 2004, and representing 13.7 percent of gross loans. Commercial business loans are normally secured by business assets such as inventory or business equipment. These loans have a maximum loan-to-value ratio of 75.0 percent of the personal property.

Savings Institute has also been involved in consumer lending. Consumer loans originated consist primarily of home equity loans and lines of credit, which represented a total of $15.8 million or 84.1 percent of consumer loans at March 31, 2004, up from $6.5 million or 61.5 percent of consumer loans at December 31, 1999. Total consumer loans were $18.8 million or 4.7 percent of gross loans at March 31, 2004, and a lesser $10.6 million or 4.6 percent of gross loans at December 31, 1999. Savings Institute offers home equity loans and lines of credit with a maximum loan-to-value ratio of 100.0 percent, provided that loans in excess of 80.0 percent will be charged a higher rate of interest and require a guarantee. These loans have a term of five years with rates generally tied to the current prime rate.

Exhibit 13 provides a loan maturity schedule and breakdown and summary of Savings Institute's fixed- and adjustable-rate loans, indicating a majority of fixed-rate loans. At March 31, 2004, 34.8 percent of the Bank's loans due after March 31, 2005, were adjustable-rate and 65.2 percent were fixed-rate. The Bank has a lower 4.2 percent of its loans at March 31, 2004, due in one year or less with another 7.8 percent due in one to five years.

As indicated in Exhibit 14, Savings Institute experienced a significant increase in its one- to four-family loan originations and total loan originations from fiscal year 1999 to 2003. Total loan originations in fiscal year 1999 were $68.7 million compared to $207.7 million in fiscal year 2003, reflective of a higher level of real estate loans accented by higher levels of commercial business loans and consumer loans. The increase in real estate loan originations from 1999 to

Lending Activities (cont.)

2003 of $124.8 million constituted 89.8 percent of the $138.9 million aggregate increase in total loan originations from 1999 to 2003, with $138.9 commercial business loans increasing $6.5 million, representing 4.7 percent of the total increase in loan originations. Consumer loans increased $7.6 million from 1999 to 2003. Loan originations for the three months ended March 31, 2004, were $27.8 million, representing a lesser $111.4 million on an annualized basis, indicating a significant decrease in loan origination activity. Loan originations on residential real estate loans represented 81.7 percent of total loan originations in fiscal year 1999, and 87.1 percent in fiscal year 2003. Residential real estate loan originations decreased to 75.9 percent of total loan originations for the three months ended March 31, 2004, with the purchase of loans increasing. Consumer loans represented 13.2 percent of total loan originations in 1999 and a lesser 8.0 percent in 2003. For the three months ended March 31, 2004, these loans represented a larger 12.4 percent of total originations. Commercial business loans represented a modest 5.2 percent of total loan originations in 1999 and a lesser 4.8 percent in 2003. For the three months ended March 31, 2004, commercial business loans represented a larger 11.7 percent of total loan originations.

In addition to loan originations, the Bank had loan purchases in each of the periods. In fiscal 1999, loan purchases totaled $8.0 million and increased to $26.4 million in fiscal 2003. For the three months ended March 31, 2004, loan purchases totaled $3.6 million compared to $2.4 million for the three months ended March 31, 2003.

Overall, loan originations and purchases exceeded principal payments, loans sales, loan repayments and other deductions in each of the periods. In fiscal 1999, loan originations and purchases exceeded reductions by $16.6 million, increasing to $51.4 million in 2003. For the three months ended March 31, 2004, loan originations and purchases were greater than total reductions by $7.9 million with total loan sales representing $4.5 million.

NONPERFORMING ASSETS

Savings Institute understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets, including real estate owned. The quality of assets has been a key concern to financial institutions throughout many regions of the country. A number of financial institutions have been confronted with rapid increases in their levels of nonperforming assets and have been forced to recognize significant losses, setting aside major valuation allowances. A sharp increase in nonperforming assets has often been related to specific regions of the country and has frequently been associated with higher risk loans, including purchased commercial real estate loans and multi-family loans. Savings Institute has not been faced with such problems in the past and has made a concerted effort to control its nonperforming assets, recognizing the depressed nature of its local economy, and has been successful.

Exhibit 15 provides a summary of Savings Institute's delinquent loans at December 31, 2001 through 2003, and at March 31, 2004, indicating an overall increase in delinquent loans from December 31, 2001, to December 31, 2003, and then a decrease by March 31, 2004. The Bank had no loans delinquent 60 to 89 days at March 31, 2004. Loans delinquent 30 to 59 days totaled $387,000 at March 31, 2004, or 0.10 percent of gross loans with most of them real estate loans. At December 31, 2003, delinquent loans of 30 to 89 days totaled $861,000 or 0.22 percent of gross loans compared to a lesser $542,000 or 0.18 percent of gross loans at December 31, 2001.

Savings Institute's board reviews most loans delinquent 30 days or more on a monthly basis, to assess their collectibility and to initiate any direct contact with borrowers. When a loan is delinquent 15 days, the Bank sends the borrower a late payment notice. The Bank then initiates both written and oral communication with the borrower if the loan remains delinquent and sends additional notices after 30 days and 60 days of delinquency. When the loan becomes delinquent at least 90 days, the Bank will normally commence foreclosure proceedings. The Bank does not normally accrue interest on loans past due 90 days or more unless the loan is adequately collateralized and in the process of collection. Most loans delinquent 90 days or more

Nonperforming Assets (cont.)

are placed on a nonaccrual status, and at that point in time the Bank pursues foreclosure procedures.

Exhibit 16 provides a summary of Savings Institute's nonperforming assets at March 31, 2004, and at December 31, 1999 through 2003. Nonperforming assets normally consist of loans 90 days or more past due, nonaccruing loans and repossessed assets. The Bank had no loans 90 days or more past due at March 31, 2004. The Bank has normally carried a moderate level of nonperforming assets. Savings Institute's level of nonperforming assets ranged from a high dollar amount of $2,291,000 or 0.54 percent of total assets at December 31, 2001, to a low dollar amount of $1,347,000 or 0.39 percent of assets at December 31, 1999. The Bank's nonperforming assets totaled $1,623,000 at December 31, 2003, representing 0.31 percent of assets and a similar $1,695,000 at March 31, 2004, representing 0.32 percent of assets.

Savings Institute's level of nonperforming assets was less than its level of classified assets. The Bank's level of classified assets was $2,625,000 or 0.49 percent of assets at March 31, 2004 (reference Exhibit 17). The Bank's classified assets consisted of $2,473,000 in substandard assets, $142,000 in assets classified as doubtful and $10,000 classified as loss.

Exhibit 18 shows Savings Institute's allowance for loan losses at March 31, 2003 and 2004, and for fiscal years ended 1999 through 2003, indicating the activity and the resultant balances. Savings Institute has witnessed a modest increase in its balance of allowance for loan losses from $2,284,000 at December 31, 1999 to $2,688,000 at December 31, 2003. The balance in allowance for loan losses then increased further to $2,835,000 at March 31, 2004, with provisions of $300,000 in 1999, $290,000 in 2000, $440,000 in 2001, $537,000 in 2002, $1,602,000 in fiscal 2003, and $150,000 in the first three months ended March 31, 2004. The Bank had net charge-offs of $488,000 in fiscal 1999, $184,000 in fiscal 2001, $331,000 in 2002, $1,981,000 in 2003 and $3,000 for the three months ended March 31, 2004. The Bank's ratio of allowance for loan losses to gross loans was 0.99 percent at December 31, 1999, and a lower 0.69 percent at December 31, 2003, due to higher net charge-offs. The allowance for loan losses

Nonperforming Assets (cont.)

to gross loans increased to 0.71 percent of loans at March 31, 2004, due to minimal net charge-offs. Allowance for loan losses to nonperforming assets was 169.6 percent at December 31, 1999, and a similar 165.5 percent at December 31, 2003. The ratio of allowance for loan losses to nonperforming assets was a slightly higher 167.2 percent at March 31, 2004.

INVESTMENTS

The investment and securities portfolio, excluding interest-bearing deposits, has been comprised of U.S. government and federal agency obligations, mortgage-backed securities, corporate debt securities, equity securities, municipal securities and other debt securities. Exhibit 19 provides a summary of Savings Institute's investment portfolio at December 31, 2001, 2002 and 2003 and at March 31, 2004, excluding FHLB stock. The exhibit also provides a summary of the Bank's mortgage-backed securities, which are held-to-maturity. Investment securities totaled $83.1 million at March 31, 2004, compared to $79.4 million at December 31, 2003, and $91.9 million at December 31, 2001. Included in these totals are $1.7 million in mortgage-backed securities that are held-to-maturity at March 31, 2004, a similar $1.7 million at December 31, 2003, and a greater $13.2 million at December 31, 2001. The primary component of investment securities at March 31, 2004, was U.S. government and federal agency obligations, representing 56.9 percent of total investments, excluding FHLB stock compared to a lesser 20.1 percent at December 31, 2001. The primary component of investment securities in 2001 was mortgage-backed securities that are available-for-sale which represented 39.5 percent of total investments. The Bank also had interest-bearing deposits totaling $17.8 million at March 31, 2004, and a lesser $10.9 million at December 31, 2001. The Bank had $3,350,000 in FHLB stock at March 31, 2004, and a lesser $2,134,000 at December 31, 2001. The weighted average yield on investment securities was 3.94 percent at March 31, 2004.

DEPOSIT ACTIVITIES

The mix of deposits by amount from December 31, 2001, to March 31, 2004, is provided in Exhibit 20. There has been a moderate change in both total deposits and in the deposit mix during this period. Total deposits have increased from $363.0 million at December 31, 2001, to $425.6 million at March 31, 2004, representing an increase of $62.6 million or 17.2 percent. Certificates of deposit have increased from $173.1 million at December 31, 2001, to $191.4 million at March 31, 2004, representing an increase of $18.3 million or 10.6 percent, while savings, NOW, MMDA and noninterest-bearing accounts have increased $44.3 million from $189.9 million at December 31, 2001, to $234.2 million at March 31, 2004 or 23.3 percent.

Certificates of deposit witnessed a decrease in their share of deposits, declining from a modest 47.7 percent of deposits at December 31, 2001, to a lower 45.0 percent of deposits at March 31, 2004. The major component of certificates at March 31, 2004, had rates between 1.01 percent and 2.00 percent and represented 37.2 percent of certificates. At December 31, 2001, the major component of certificates was the 4.01 percent to 5.00 percent category with a lesser 32.5 percent of certificates. The category witnessing the strongest growth from December 31, 2001, to March 31, 2004, was certificates with rates between 1.01 percent and 2.0 percent, which increased $71.2 million during this time period. The category witnessing the largest decrease from December 31, 2001, to March 31, 2004, was certificates with rates between 4.01 percent and 5.00 percent, which declined $33.3 million.

Exhibit 21 provides a breakdown of certificates by maturity as of March 31, 2004. A strong 54.3 percent of the Bank's certificates of deposit mature in one year or less. The largest category of certificates based on interest rate was certificates with rates from 1.01 percent to 2.0 percent, totaling $71.2 million, representing 37.2 percent of certificates.

Exhibit 22 shows the Bank's deposit activity for the three years ended December 31, 2001, 2002 and 2003, and for the three months ended March 31, 2003 and 2004. Excluding interest credited, Savings Institute experienced net increases in deposits in each fiscal year and for the three months ended March 31, 2003 and 2004. In fiscal year 2001, there was a net increase in

Deposit Activity (cont.)

deposits of $29.8 million, decreasing to $12.4 million in 2003 and to $6.8 million for the three months ended March 31, 2004. Including interest credited, there was a larger net increase in deposits. In fiscal year 2001, there was a net decrease in deposits of $41.2 million resulting in a 12.8 percent increase in deposits, including interest credited; and in 2003, there was a net increase in deposits of $19.0 million or 4.8 percent. For the three months ended March 31, 2004, a net increase in deposits of $8.3 million produced a net rise of 2.1 percent, or 8.4 percent, annualized.

BORROWINGS

Savings Institute has made regular use of FHLB advances from December 31, 1999, to March 31, 2004. The Bank had $65.0 million in FHLB advances at March 31, 2004, with an average rate of 4.14 percent compared to a lesser $35.2 million at December 31, 2001, with an average rate of 5.49 percent. The Bank also had $7.2 million in subordinated FHLB advances represented 12.1 percent of assets at March 31, 2004, compared to a lesser 8.2 percent at December 31, 2001 (reference Exhibit 23).

SUBSIDIARIES

Savings Institute had three wholly-owned subsidiaries at March 31, 2004, 803 Financial Corp., SI Realty Company, Inc., and SI Mortgage Company. 803 Financial Corp. was established in 1995 to maintain an ownership interest in a third party registered broker-dealer, Infinex Investments, Inc. Infinex operates an office at Savings Institute and offers a complete range of nondeposit investment products, including mutual funds, debt, equity and government securities, retirement accounts, insurance products and fixed and variable annuities. Savings Institute receives a share of the commissions from Infinex which represented $48,000 for the three months ended March 31, 2004. SI Realty was established in 1999 to hold real estate owned

Subsidiaries (cont.)

by Savings Institute, including foreclosure properties. At March 31, 2004, SI Realty had $560,000 in assets. SI Mortgage Company was also formed in 1999 to manage and hold loans secured by real property. SI Mortgage qualifies as a "passive investment company," which exempts it from Connecticut income tax.

OFFICE PROPERTIES

Savings Institute had fifteen offices at March 31, 2004, located in Hartford, New Holland, Tolland and Windham Counties (reference Exhibit 24). Savings Institute owns two offices and leases thirteen offices. The Bank's net investment in its office premises totaled $3.9 million or 0.70 percent of assets at March 31, 2004, and the Bank's investment in fixed assets was $6.5 million or 1.2 percent of assets at March 31, 2004.

MANAGEMENT

The President and Chief Executive Officer of Savings Institute is Rheo A. Brouillard, who is also a director. Mr. Brouillard joined the Bank in 1995, serving the Bank as President. He was also appointed a director in 1995. Prior to joining Savings Institute, Mr. Brouillard was President of Danielson Federal Savings and Loan Association, Danielson, Connecticut, from 1989 to 1994 and served as Executive Vice President of New London Trust, the successor to Danielson Federal as the result of a merger, from 1994 to 1995. Brian J. Hull is Executive Vice President and Chief Financial Officer. He joined the Bank in 1997. Mr. Hull is also Executive Vice President, Chief Financial Officer and Treasurer of SI Financial Group and SI Bancorp, MHC. Prior to joining Savings Institute, Mr. Hull was Senior Vice President and Treasurer of First Bank of West Hartford from 1989 to 1997. Sonia M. Dudas is Senior Vice President and Senior Trust Officer. She joined the Bank in 1992 and is responsible for management of the

Management (cont.)

Bank's financial services group, including trust services, investment services and insuranceservices. Michael J. Moran is Senior Vice President and Senior Credit Officer. Mr. Moran joined the Bank in 1995.

II. DESCRIPTION OF PRIMARY MARKET AREA

Savings Institute's retail market area encompasses all of Hartford, New London, Tolland and Windham Counties, Connecticut ("market area") where the Bank's offices are located with most of the Bank's offices located in Windham County. The Bank has fifteen offices, one in Hartford County, five in New London County, two in Tolland County and seven in Windham County, including two offices in Willimantic with one being the main office of the Bank.

Exhibit 26 provides a summary of key demographic data and trends for the market area, Hartford, New London, Tolland and Windham Counties, Connecticut and the United States. Overall, from 1990 to 2000, population increased in all areas. The population increased by 1.8 percent in the market area, by 0.6 percent in Hartford County, 1.6 percent in New London County, 6.0 percent in Tolland County, 6.4 percent in Windham County, 3.6 percent in Connecticut and 13.2 percent in the United States. Future population projections indicate that population will continue to increase in all areas from 2000 through the year 2008. The market area's population is projected to increase by 3.1 percent with the populations of Hartford, New London, Tolland and Windham Counties, Connecticut and the United States projected to increase by 2.5 percent, 1.9 percent, 8.1 percent, 3.9 percent, 3.6 percent and 9.9 percent, respectively.

Consistent with its slightly rising trend in population, the market area witnessed an increase in households (families) of 5.1 percent from 1990 to 2000. During that same time period, the number of households increased in Hartford County by 3.2 percent, in New London County by 6.7 percent, in Tolland County by 11.8 percent, in Windham County by 9.8 percent, in Connecticut by 5.8 percent and in the United States by 14.7 percent. From 2000 through the year 2008, the market area's households are projected to continue to increase by 5.4 percent, while the number of households are expected to increase by 4.6 percent in Hartford County, 4.8 percent in New London County, 11.5 percent Tolland County, 6.5 percent in Windham County, 5.7 percent in Connecticut and by 11.0 percent in the United States.

Description of Primary Market Area (cont.)

In 1990, the per capita income in the market area and each market area county was lower than the per capita income in Connecticut but higher than the United States. The market area had a 1990 per capita income of $15,985, while Connecticut and the United States had 1990 per capita income levels of $20,189 and $14,420, respectively. From 1990 to 2000, per capita income increased in all areas, with New London County having the greatest percent increase of 47.8 percent to $24,678. The market area's per capita income increased from 1990 to 2000 by 43.1 percent to $22,887. Per capita income increased by 37.2 percent in Hartford County to $26,047, by 42.7 percent in Tolland County to $25,474, by 40.8 percent in Windham County to $20,443, by 42.5 percent in Connecticut to $28,766 and by 49.7 percent to $21,587 in the United States.

The 1990 median household income of $36,1967 in the market area was lower than the median household income in Connecticut at $41,721 but higher than the United States at $30,056. Hartford County had a 1990 median household income of $40,609, which was higher than Windham County's median household income of $33,851 and New London County's $37,488, but lower than Tolland County's median household income of $45,019. Connecticut's median household income was $41,721 and the United States' median household income was $30,056. From 1990 to 2000, median household income increased in all areas, with New London County indicating the highest rate of increase and Hartford County the lowest. Median household income increased by 32.9 percent to $49,146 in the market area, by 25.0 percent to $50,756 in Hartford County, by 35.1 percent to $50,646 in New London County, by 31.2 percent to $59,044 in Tolland County, by 33.3 percent in Windham County to $45,115, compared to a 29.3 percent increase to $53,935 in Connecticut and a 39.7 percent increase to $41,994 in the United States. From 2000 to 2008, median household income is projected to increase by 20.7 percent in the market area, by 26.3 percent in Hartford County, by 22.2 percent in New London County, by 23.1 percent in Tolland County, by 17.8 percent in Windham County, while increasing by 27.4 percent in Connecticut and 29.3 percent in the United States. Based on those rates of increase, by 2008, median household income is expected to be $59,328 in the market

Description of Primary Market Area (cont.)

area, $64,088 in Hartford County, $61,865 in New London County, $72,694 in Tolland County, $53,143 in Windham County, $68,740 in Connecticut, and $54,319 in the United States.

Exhibit 27 provides a summary of key housing data for the market area, Hartford, New London, Tolland and Windham Counties, Connecticut and the United States. In 1990, the market area had a rate of owner-occupancy of 66.4 percent, higher than Connecticut at 65.6 percent and higher than the United States at 64.2 percent, with Hartford County at 62.7 percent, New London County at 64.7 percent, Tolland County at 72.0 percent and Windham County at 66.6 percent. As a result, the market area supported a rate of renter-occupied housing of 33.6 percent, compared to 34.4 percent for Connecticut and 35.8 percent for the United States. In 2000, owner-occupied housing increased in all the areas to 67.8 percent, 64.2 percent, 66.7 percent, 73.5 percent, 67.4 percent, 66.8 percent and 66.2 percent in the market area, Hartford County, New London County, Tolland County, Windham County, Connecticut and the United States, respectively. Conversely, the renter-occupied rates decreased in all areas to levels of 32.2 percent, 35.8 percent, 33.3 percent, 26.5 percent, 32.6 percent, 33.2 percent and 33.8 percent in the market area, Hartford County, New London County, Tolland County, Windham County, Connecticut and the United States, respectively.

The market area's 1990 median housing value of $141,661 was based on the four market area counties, with all counties being lower than Connecticut's median housing value of $176,700. The 1990 average median rent of the market area was $536, which is below the median rent of all market area counties except Windham County at $488. Connecticut had a median rent of $598 and the United States had median a rent level of $374. In 2000, median housing value had decreased in the market area and Connecticut with Tolland County having the highest level of $151,600 and Windham County having the lowest at $117,200. The market area had a 2000 median housing value of $132,069 with Connecticut at $166,900 and the United States at $119,600. In contrast, median rent levels had risen from 1990 to 2000, with Tolland County continuing to have the highest level. The 2000 median rent levels were $602, $681 and $602 in the market area, Connecticut and the United States, respectively.

Description of Primary Market Area (cont.)

In 1990, the major source of employment for the market area by industry group, based on share of employment, was the services industry at 36.0 percent. The services industry was responsible for 35.7 percent of jobs in Windham County, 36.4 percent in Connecticut and 34.0 percent in the United States (reference Exhibit 28). The manufacturing industry was the second major employer in the market area at 19.8 percent and also the second leading employer at 24.8 percent in Windham County. In Connecticut, the manufacturing industry was also the second major employer with 20.5 percent but was third in the United States at 19.2 percent behind the wholesale/retail trade group. The wholesale/retail trade group was the third major overall employer in the market area at 19.0 percent and represented 18.7 percent of employment in Windham County. In Connecticut, the wholesale/retail trade group was also the third major employer, responsible for 19.6 percent and a stronger 27.5 percent in the United States. The construction group, finance, insurance and real estate group, transportation/utilities group, and the agriculture/mining groups combined to provide 25.2 percent of employment in the market area, 20.8 percent of employment in Windham County, 23.5 percent of employment in Connecticut and 19.3 percent in the United States.

In 2000, the services industry, manufacturing industry and wholesale/retail trade industry provided the first, second and third highest levels of employment, respectively, for the market area and Connecticut but not the United States where the services industry, wholesale/retail trade and manufacturing industries provided the first, second and third highest levels of employment. The services industry accounted for 47.6 percent, 47.3 percent and 46.7 percent in the market area, Connecticut and the United States, respectively. The manufacturing industry provided for 14.5 percent, 14.8 percent and 14.1 percent in the same respective areas. The wholesale/retail trade group provided 14.2 percent, 14.4 percent and 15.3 percent of employment in the market area, Connecticut and the United States, respectively.

The market area's major employers were mostly in the services sector. Some of the largest employers in the area are the University of Connecticut, Pfizer, General Dynamics Defense, Foxwood Casinos, Hallmark, area hospitals and school systems.

Description of Primary Market Area (cont.)

The unemployment rate is another key economic indicator. Exhibit 29 shows the unemployment rates in the market area, the market area counties, Connecticut and the United States in 2000 through April 2004. The market area and most of its counties have been characterized by higher unemployment rates than Connecticut but less than the United States. In 2000, the market area had an unemployment rate of 2.7 percent, compared to unemployment rates of 2.2 percent in Connecticut and 4.0 percent in the United States. The market area's unemployment rate increased in 2001 to 3.6 percent, compared to 3.3 percent in Connecticut and a higher 4.8 percent in the United States. In 2002, the market area again.increased its rate of unemployment to 4.5 percent. Connecticut also increased to 4.3 percent, and the United States increased to 5.8 percent. In 2003, all areas had increases in their unemployment rates. The market area's unemployment rate increased to 5.8 percent, and the unemployment rates in Connecticut and the United States increased to 5.5 percent and 6.0 percent, respectively. By April 2004, the unemployment rate decreased to 5.2 percent in the market area, decreased to 5.2 percent in Connecticut and decreased to 5.4 percent in the United States.

The market area is characterized by a lower than average level of income when compared to Connecticut and a level of housing value also lower than Connecticut but higher than the United States. In addition, unemployment rates in the market area have been consistently higher than Connecticut. In both the 1990 and the 2000 Census, the market area's strongest employment categories were the services industry, the manufacturing industry and the wholesale/retail trade industry.

Exhibit 30 provides deposit data for banks and thrifts in the market area. Savings Institute's deposit base in the market area was $420.9 million or a 2.9 percent share of the $14.6 billion total thrift deposits but only a 1.5 percent share of the total deposits, which were $27.3 billion as of June 30, 2003. It is evident from the size of the thrift deposits and bank deposits that the market area has a strong deposit base, with Savings Institute having a minimal level of market penetration for thrift deposits and also for total deposits.

Exhibit 31 provides interest rate data for each quarter for the years 2001 through 2003 and for the first quarter of 2004. The interest rates tracked are the Prime Rate, as well as 90-Day, One-Year and Thirty-Year Treasury Bills. Short term interest rates experienced a declining trend in 2001 and 2002 and then a flat trend in 2003. This trend indicates some increase in One-Year Treasury Bills and 30-Year Treasury Notes in the first quarter of 2004.

SUMMARY

To summarize, the market area represents an area with slightly rising population and household trends during the 1990s and early 2000s. Such growth is projected to continue through 2008. The market area displayed a lower per capita income and lower household income than Connecticut. In 1990, the median rent level of the market area was lower than Connecticut's median rent. By 2000, the median rent level of the market area was still lower than Connecticut's median rent. In 1990, the market area's median housing value was also lower than Connecticut's but higher than in the United States, and in 2000, the market area's median housing value was again lower than Connecticut's median housing value but above the United States. The market area has had a modestly higher unemployment rate when compared to Connecticut. Finally, the market area is a very competitive financial institution market dominated by savings institutions and a total market deposit base for banks and thrifts in the market area that is $27.3 billion in deposits.

III. COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of the Corporation is the selection of an appropriate group of publicly-traded thrift institutions, hereinafter referred to as the "comparable group". This section identifies the comparable group and describes each parameter used in the selection of each institution in the group, resulting in a comparable group based on such specific and detailed parameters, current financials and recent trading prices. The various characteristics of the selected comparable group provide the primary basis for making the necessary adjustments to the Corporation's pro forma value relative to the comparable group. There is also a recognition and consideration of financial comparisons with all publicly-traded, FDIC-insured thrifts in the United States and all publicly-traded, FDIC-insured thrifts in the New England region and in Connecticut.

Exhibits 32 and 33 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, both individually and in aggregate, for the universe of 233 publicly-traded, FDIC-insured thrifts in the United States ("all thrifts"), excluding mutual holding companies, used in the selection of the comparable group and other financial comparisons. Exhibits 32 and 33 also subclassify all thrifts by region, including the 16 publicly-traded New England thrifts ("New England thrifts") and the 2 publicly-traded thrifts in Connecticut ("Connecticut thrifts"), and by trading exchange. Exhibit 34 presents prices, pricing ratios and price trends for all FDIC-insured thrifts completing their conversions between January 1, 2003, and May 21, 2004.

The selection of the comparable group was based on the establishment of both general and specific parameters using financial, operating and asset quality characteristics of Savings Institute as determinants for defining those parameters. The determination of parameters was also based on the uniqueness of each parameter as a normal indicator of a thrift institution's operating philosophy and perspective. The parameters established and defined are considered to be both reasonable and reflective of Savings Institute's basic operation.

Introduction (cont.)

Inasmuch as the comparable group must consist of at least ten institutions, the parameters relating to asset size and geographic location have been expanded as necessary in order to fulfill this requirement.

GENERAL PARAMETERS

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition due to the price impact of such a pending transaction. The following thrift institutions were potential comparable group candidates but had to be eliminated due to their involvement in a merger/acquisition.

Institution	State
Falmouth Bancorp, Inc.	Massachusetts
First Security Fed Financial	Illinois
GA Financial, Inc.	Pennsylvania
Warwick Community Bancorp	New York

There are no pending merger/acquisition transactions involving thrift institutions in Savings Institute's city, county or market area, as indicated in Exhibit 35.

Mutual Holding Companies

The comparable group will not include any mutual holding companies. The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to 49.0 percent, the largest permissible percentage, causing them to demonstrate certain

Mutual Holding Companies (cont.)

varying individual characteristics different among themselves and from conventional, publicly-traded companies. A further reason for the elimination of mutual holding companies as potential comparable group candidates relates to the presence of a mid-tier, publicly-traded holding company in some, but not all, mutual holding company structures. The presence of mid-tier holding companies can also result in inconsistent and unreliable comparisons among the relatively small universe of 38 publicly-traded mutual holding companies as well between those 38 entities and the larger universe of conventional, publicly-traded thrift institutions. As a result of the foregoing and other factors, mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and are inconsistent in their derivation with those calculated for conventionally structured, publicly-traded institutions. In our opinion, it is appropriate to limit individual comparisons to institutions that are 100 percent publicly owned. Exhibit 37 presents pricing ratios and Exhibit 38 presents key financial data and ratios for the 38 publicly-traded, FDIC-insured mutual holding companies in the United States. The following thrift institutions were potential comparable group candidates, but were not considered due to their mutual holding company form:

Institution	State
AJS Bancorp Inc., MHC	Illinois
BCSB BankcorpInc., MHC	Maryland
Greater Delaware Valley, MHC	Pennsylvania
Greene County Bancorp, Inc., MHC	New York
Jacksonville Bancorp, MHC	Illinois
Mid-Southern Savings Bank, MHC	Indiana
New England Bancshares, MHC	Connecticut
Oneida Financial Corp., MHC	New York
Partners Trust Financial, MHC	New York
Rome Bancorp Inc., MHC	New York
Service Bancorp, Inc. MHC	Massachusetts
Westborough Financial Services, MHC	Massachusetts
Westfield Financial Inc., MHC	Massachusetts

Trading Exchange

It is necessary that each institution in the comparable group be listed on one of the three major stock exchanges, the New York Stock Exchange, the American Stock Exchange, or the National Association of Securities Dealers Automated Quotation System (NASDAQ). Such a listing indicates that an institution's stock has demonstrated trading activity and is responsive to normal market conditions, which are requirements for listing. Of the 271 publicly-traded, FDIC-insured savings institutions, including the 38 mutual holding companies, 17 are traded on the New York Stock Exchange, 18 are traded on the American Stock Exchange and 180 are traded on NASDAQ. There were an additional 48 institutions traded on the OTC Bulletin Board and 8 listed in the Pink Sheets, but they were not considered for the comparable group selection.

IPO Date

Another general parameter for the selection of the comparable group is the initial public offering ("IPO") date, which must be at least four quarterly periods prior to the trading date of May 21, 2004, used in this report, in order to insure at least four consecutive quarters of reported data as a publicly-traded institution. The resulting parameter is a required IPO date prior to March 31, 2003.

Geographic Location

The geographic location of an institution is a key parameter due to the impact of various economic and thrift industry conditions on the performance and trading prices of thrift institution stocks. Although geographic location and asset size are the two parameters that have been developed incrementally to fulfill the comparable group requirements, the geographic location parameter has nevertheless eliminated regions of the United States distant to Savings Institute, including the western, southwestern and southeastern states.

Geographic Location (cont.)

The geographic location parameter consists of Connecticut and its surrounding states of Massachusetts, Rhode Island and New York, as well as the states of Delaware, Indiana, Illinois, Kentucky, Maryland, Maine, New Hampshire, New Jersey, Ohio, Pennsylvania and West Virginia for a total of sixteen states. To extend the geographic parameter beyond those states could result in the selection of similar thrift institutions with regard to financial conditions and operating characteristics, but with different pricing ratios due to their geographic regions. The result could then be an unrepresentative comparable group with regard to price relative to the parameters and, therefore, an inaccurate value.

Asset Size

Asset size was another key parameter used in the selection of the comparable group. The range of total assets for any potential comparable group institution was $100 million to $2.0 billion, due to the general similarity of asset mix and operating strategies of institutions within this asset range, compared to Savings Institute, with assets of approximately $537 million. Such an asset size parameter was necessary to obtain an appropriate comparable group of at least ten institutions.

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

SUMMARY

Exhibits 38 and 39 show the 60 institutions considered as comparable group candidates after applying the general parameters, with the shaded lines denoting the institutions ultimately selected for the comparable group using the balance sheet, performance and asset quality

Summary (cont.)

Fund (SAIF), since many members of each fund hold significant balances of deposits insured by the other fund.

BALANCE SHEET PARAMETERS

Introduction

The balance sheet parameters focused on seven balance sheet ratios as determinants for selecting a comparable group, as presented in Exhibit 38. The balance sheet ratios consist of the following:

1. Cash and investments to assets
2. Mortgage-backed securities to assets
3. One- to four-family loans to assets
4. Total net loans to assets
5. Total net loans and mortgage-backed securities to assets
6. Borrowed funds to assets
7. Equity to assets

The parameters enable the identification and elimination of thrift institutions that are distinctly and functionally different from Savings Institute with regard to asset mix. The balance sheet parameters also distinguish institutions with a significantly different capital position from Savings Institute. The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution's equity and borrowed funds ratios, which are separate parameters.

Cash and Investments to Assets

The Bank's ratio of cash and investments to assets was 18.9 percent at March 31, 2004, and reflects Savings Institute's share of investments modestly higher than national and regional averages. The Bank's investments have consisted primarily of U.S. government and federal agency securities, state and municipal obligations, debt securities, equity securities and federal funds sold. For its three most recent calendar years ended December 31, 2003, Savings Institute's average ratio of cash and investments to assets was a similar 17.9 percent in 2003, ranging from a high of 19.4 percent in 2002 to a low of 17.1 percent in 2001, with minimal change. It should be noted that, for the purposes of comparable group selection, Savings Institute's $3.4 million balance of Federal Home Loan Bank stock at March 31, 2004, is included in the other assets category, rather than in cash and investments, in order to be consistent with reporting requirements and sources of statistical and comparative analysis related to the universe of comparable group candidates and the final comparable group.

The parameter range for cash and investments is fairly broad, in spite of Savings Institute's modestly higher balance of cash and investments, related to the general volatility of this parameter and institutions' varying liquidity options and approaches, including the purchase of mortgage-backed and mortgage derivative securities. The range has been defined as 30.0 percent or less of assets, with a midpoint of 15.0 percent.

Mortgage-Backed Securities to Assets

At March 31, 2004, Savings Institute's ratio of mortgage-backed securities to assets was a low 3.5 percent compared to the regional average of 11.5 percent and the national average of 12.5 percent for publicly-traded thrifts. The Bank's three most recent calendar year average is 8.0 percent, also lower than industry averages. Inasmuch as many institutions purchase mortgage-backed securities as an alternative to both lending, relative to cyclical loan demand and prevailing interest rates, and other investment vehicles, this parameter is also fairly broad at 25.0 percent or less of assets and a midpoint of 12.5 percent.

One- to Four-Family Loans to Assets

Savings Institute's lending activity is focused on the origination of residential mortgage loans secured by one- to four-family dwellings. One- to four-family loans, including construction loans, represented 42.54 percent of the Bank's assets at March 31, 2004, which is modestly lower than the national average of 46.0 percent. The parameter for this characteristic requires any comparable group institution to have from 20.0 percent to 70.0 percent of its assets in one- to four-family loans with a midpoint of 45.0 percent.

Total Net Loans to Assets

At March 31, 2004, Savings Institute had a 73.4 percent ratio of total net loans to assets and a similar three calendar year average of 70.8 percent, both being higher than the national average of 67.6 percent and the regional average of 61.5 percent for publicly-traded thrifts. The Bank's ratio of total net loans to assets has demonstrated a mild upward trend since 2001. The parameter for the selection of the comparable group is from 60.0 percent to 90.0 percent with a midpoint of 75.0 percent. The lower end of the parameter range relates to the fact that, as the referenced national and regional averages indicate, many institutions hold greater volumes of investment securities and/or mortgage-backed securities as cyclical alternatives to lending, but may otherwise be similar to Savings Institute.

Total Net Loans and Mortgage-Backed Securities to Assets

As discussed previously, Savings Institute's shares of mortgage-backed securities to assets and total net loans to assets were 3.5 percent and 73.4 percent, respectively, for a combined share of 76.9 percent. Recognizing the industry and regional ratios of 12.5 percent and 11.5 percent, respectively, of mortgage-backed securities to assets, the parameter range for the comparable group in this category is 70.0 percent to 90.0 percent, with a midpoint of 80.0 percent.

Borrowed Funds to Assets

Savings Institute had a $72.2 million balance of borrowed funds at March 31, 2004, consisting of FHLB advances and subordinated debt, representing 13.4 percent of assets. The average ratio of borrowed funds to assets for the past three years was 10.4 percent. The use of borrowed funds by some thrift institutions indicates an alternative to retail deposits and may provide a source of term funds for lending. The federal insurance premium on deposits has also increased the attractiveness of borrowed funds.

The use of borrowed funds by some institutions indicates an alternative to retail deposits and may provide a source of longer term funds. The federal insurance premium on deposits has also increased the attractiveness of borrowed funds. The institutional demand for borrowed funds increased overall from 1997 through 2003, due to the greater competition for deposits and higher interest rates, resulting in an increase in borrowed funds by many institutions as an alternative to higher cost and/or longer term certificates. In 2002 and 2003, however, lower interest rates resulted in some moderation of borrowings by financial institutions, particularly among nonpublicly-traded institutions. The ratio of borrowed funds to assets, therefore, does not typically indicate higher risk or more aggressive lending, but primarily an alternative to retail deposits.

The range of borrowed funds to assets is 30.0 percent or less with a midpoint of 15.0 percent.

Equity to Assets

Savings Institute's equity to assets ratio was 6.5 percent at March 31, 2004, and 6.6 percent at December 31, 2003, averaging 6.5 percent for the three calendar years ended December 31, 2003. After conversion, based on the midpoint value of $85.0 million and a 40 percent minority public offering of $34.0 million, with 50.0 percent of the net proceeds of the public offering going to the Bank, Savings Institute's equity is projected to stabilize in the

Equity to Assets (cont.)

area of 9.3 percent of assets. Based on those equity ratios, we have defined the equity ratio parameter to be 5.0 percent to 15.0 percent with a midpoint ratio of 10.0 percent.

PERFORMANCE PARAMETERS

Introduction

Exhibit 39 presents five parameters identified as key indicators of Savings Institute's earnings performance and the basis for such performance both historically and during the four quarters ended March 31, 2004. The primary performance indicator is the Bank's core return on average assets (ROAA). The second performance indicator is the Bank's core return on average equity (ROAE). To measure the Bank's ability to generate net interest income, we have used net interest margin. The supplemental source of income for the Bank is noninterest income, and the parameter used to measure this factor is the ratio of noninterest income to average assets. The final performance indicator is the Bank's ratio of operating expenses or noninterest expenses to average assets, a key factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios.

Return on Average Assets

The key performance parameter is the core ROAA. For the twelve months ended March 31, 2004, Savings Institute's core ROAA was 0.84 percent based on adjusted core earnings after taxes of $4,328,000, as detailed in Item I of this Report. The Bank's average ROAA over its most recent five calendar years of 1999 to 2003, based on net earnings, was a lower 0.59 percent, ranging from a low of 0.44 percent in 1999 to a high of 0.68 percent in 2002.

Return on Average Assets (cont.)

Considering the historical and current earnings performance of Savings Institute, the range for the ROAA parameter based on core income has been defined as 0.60 percent to a high of 1.15 percent with a midpoint of 0.88 percent.

Return on Average Equity

The ROAE has been used as a secondary parameter to eliminate any institutions with an unusually high or low ROAE that is inconsistent with the Bank's position. This parameter does not provide as much meaning for a newly converted thrift institution as it does for established stock institutions, due to the unseasoned nature of the capital structure of the newly converted thrift and the inability to accurately reflect a mature ROAE for the newly converted thrift relative to other stock institutions.

Prior to conversion, the Bank's core ROAE for the twelve months ended March 31, 2004, was 12.80 percent based on adjusted core income. In its most recent five calendar years, the Bank's average ROAE, based on net earnings, was a lower 8.5 percent, ranging from a low of 6.5 percent in 1999 to a high of 10.5 percent in 2002.

The parameter range for ROAE for the comparable group, based on core income, is from 3.0 percent to 15.0 percent with a midpoint of 9.0 percent.

Net Interest Margin

Savings Institute had a net interest margin of 3.80 percent for the twelve months ended March 31, 2004, representing net interest income as a percentage of average interest-earning assets. The Bank's net interest margin in calendar years 1999 through 2003 averaged 3.95 percent, indicating a rising trend from 2000 to 2002, followed by a downward trend in 2003.

Net Interest Margin (cont.)

The parameter range for the selection of the comparable group is from a low of 2.75 percent to a high of 4.75 percent with a midpoint of 3.75 percent.

Operating Expenses to Assets

For the twelve months ended March 31, 2004, Savings Institute had a higher than average 3.29 percent ratio of operating expense to average assets. In fiscal year 2003, the Bank's expense ratio was 3.30 percent, representing decreases from 3.38 percent in 2002, 3.67 percent in 2001, 3.70 percent in 2000 and 3.89 percent in 1999. For its five most recent calendar years ended December 31, 2003, Savings Institute's operating expense ratio averaged 3.59 percent. It should be noted that the Bank's operating expense ratio in 2003 was higher than the averages of 2.38 percent for all FDIC-insured savings institutions and 2.29 percent for all publicly-traded savings institutions.

The operating expense to assets parameter for the selection of the comparable group is from a low of 2.00 percent to a high of 4.00 percent with a midpoint of 3.00 percent.

Noninterest Income to Assets

Compared to publicly-traded thrifts, Savings Institute has historically experienced a lower but increasing average dependence on noninterest income as a source of additional income. Savings Institute's ratio of noninterest income to average assets was 0.82 percent in 1999, 0.88 percent in 2000, 0.84 percent in 2001, 0.72 percent in 2002 and 0.94 percent in 2003, all of which are much lower than the 1.36 percent average for publicly-traded thrift institutions for the most recent four quarters.

Noninterest Income to assets (cont.)

The range for this parameter for the selection of the comparable group is 1.75 percent of average assets or less, with a midpoint of 0.88 percent.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used in the selection of the comparable group are asset quality parameters, also shown in Exhibit 39. The purpose of these parameters is to insure that any thrift institution in the comparable group has an asset quality position similar to that of Savings Institute. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Assets

Savings Institute's ratio of nonperforming assets to assets was 0.32 percent at March 31, 2004, which was much lower than the national average of 0.73 percent for publicly-traded thrifts but higher than the 0.10 percent for New England thrifts. Consistently lower than national averages, the Bank's ratio of nonperforming assets to total assets was 0.39 percent in 1999, 0.44 percent in 2000, 0.54 percent in 2001, 0.39 percent in 2002 and 0.31 percent in 2003, averaging 0.41 percent for its five most recent calendar years ended December 31, 2003.

The parameter range for nonperforming assets to assets has been defined as 1.00 percent of assets or less with a midpoint of 0.50 percent.

Repossessed Assets to Assets

Savings Institute had $328,000 in repossessed assets, representing 0.06 percent of assets. National and regional averages were 0.13 percent and 0.01 percent, respectively, for publicly-traded thrift institutions at March 31, 2004.

The range for the repossessed assets to total assets parameter is 0.25 percent of assets or less with a midpoint of 0.13 percent.

Loans Loss Reserves to Assets

Savings Institute had an allowance for loan losses of $2,835,000, representing a loan loss allowance to total assets ratio of 0.53 percent at March 31, 2004, which was slightly higher than its 0.52 percent ratio at December 31, 2003. For the five calendar years of 1999 to 2003, the Bank's loan loss reserve averaged 0.64 percent of assets with a downward trend from a high of 0.69 percent in 2000 and 2001 to a low of 0.52 percent in 2003.

The loan loss allowance to assets parameter range used for the selection of the comparable group required a minimum ratio of 0.20 percent of assets.

THE COMPARABLE GROUP

With the application of the parameters previously identified and applied, the final comparable group represents ten institutions identified in Exhibits 40, 41 and 42. The comparable group institutions range in size from $151.7 million to $1.8 billion with an average asset size of $812.0 million and have an average of 10.8 offices per institution. One of the comparable group institutions was converted in 1993, one in 1995, four in 1996, one in 1998, two in 1999 and one in 2000. Nine of the ten of the comparable group institutions are traded on NASDAQ with one traded on the American Stock Exchange. The comparable group institutions

The Comparable Group (cont.)

as a unit have a ratio of equity to assets of 10.5 percent, which is 25.6 percent higher than all publicly-traded thrift institutions in the United States but 7.7 percent lower than publicly-traded thrift institutions in Connecticut; and for the most recent four quarters indicated a core return on average assets of 0.91 percent, lower than all publicly-traded thrifts at 1.07 percent but higher than publicly-traded Connecticut thrifts at 0.82 percent.

IV. ANALYSIS OF FINANCIAL PERFORMANCE

This section reviews and compares the financial performance of Savings Institute to all publicly-traded thrifts, to publicly-traded thrifts in the New England region and to Connecticut thrifts, as well as to the ten institutions constituting Savings Institute's comparable group, as selected and described in the previous section. The comparative analysis focuses on financial condition, earning performance and pertinent ratios as presented in Exhibits 43 through 48.

As presented in Exhibits 43 and 44, at March 31, 2004, Savings Institute's total equity of 6.53 percent of assets was lower than the 10.461 percent for the comparable group, the 8.33 percent for all thrifts, the 11.33 percent for New England thrifts and the 9.45 percent ratio for Connecticut thrifts. The Bank had a 73.44 percent share of net loans in its asset mix, slightly lower than the comparable group at 74.48 percent, all thrifts at 67.63 percent, New England thrifts at 61.49 percent and Connecticut thrifts at 47.22 percent. Savings Institute's share of net loans, higher than industry averages, is primarily the result of its slightly higher 18.85 percent share of cash and investments but significantly lower than average 3.46 percent share of mortgage-backed securities. The comparable group had a modestly lower 13.06 percent share of cash and investments and a modestly higher 6.16 percent share of mortgage-backed securities. All thrifts had 12.54 percent of assets in mortgage-backed securities and 15.38 percent in cash and investments. Savings Institute's 79.01 percent share of deposits was higher than the comparable group, all thrifts and New England thrifts but lower than Connecticut thrifts, reflecting the Bank's lower than average 13.43 percent ratio of borrowed funds to assets. The comparable group had deposits of 67.21 percent and borrowings of 21.09 percent. All thrifts averaged a 56.66 percent share of deposits and 33.16 percent of borrowed funds, while New England thrifts had a 69.14 percent share of deposits and a 18.57 percent share of borrowed funds. Connecticut thrifts averaged an 80.44 percent share of deposits and an 8.93 percent share of borrowed funds. Savings Institute had 0.07 percent in intangible assets at March 31, 2004, compared to 0.46 percent for the comparable group, 0.50 percent for all thrifts, 0.56 percent for New England thrifts and 0.61 percent for Connecticut thrifts.

Analysis of Financial Performance (cont.)

Operating performance indicators are summarized in Exhibits 45 and 46 and provide a synopsis of key sources of income and key expense items for Savings Institute in comparison to the comparable group, all thrifts, and regional thrifts for the trailing four quarters.

As shown in Exhibit 47, for the twelve months ended March 31, 2004, Savings Institute had a yield on average interest-earning assets slightly below the comparable group but higher than all thrifts, New England thrifts and Connecticut thrifts. The Bank's yield on interest-earning assets was 5.66 percent compared to the comparable group at 5.75 percent, all thrifts at 5.09 percent, New England thrifts at 4.86 percent and Connecticut thrifts at 4.51 percent.

The Bank's cost of funds for the twelve months ended March 31, 2004, was lower than the comparable group, all thrifts and Connecticut thrifts, but higher than Connecticut thrifts. Savings Institute had an average cost of interest-bearing liabilities of 1.93 percent compared to 2.71 percent for the comparable group, 2.40 percent for all thrifts, 2.69 percent for New England thrifts and 1.38 percent for Connecticut thrifts. The Bank's similar yield on interest-earning assets and slightly lower interest cost resulted in a net interest spread of 3.73 percent, which was higher than the comparable group at 3.04 percent, moderately higher than all thrifts at 2.70 percent, higher than New England thrifts at 2.18 percent and Connecticut thrifts at 3.13 percent. Savings Institute generated a net interest margin of 3.80 percent for the twelve months ended March 31, 2004, based on its ratio of net interest income to average interest-earning assets, which was moderately higher than the comparable group ratio of 3.34 percent. All thrifts averaged a lower 3.07 percent net interest margin for the trailing four quarters, as did New England thrifts at 3.06 percent and Connecticut thrifts at 3.21 percent.

Savings Institute's major source of earnings is interest income, as indicated by the operations ratios presented in Exhibit 46. The Bank made a $1.6 million in provision for loan losses during the twelve months ended March 31, 2004, equal to 0.31 percent of average assets. The comparable group indicated a provision representing 0.15 percent of assets, with all thrifts at 0.10 percent, New England thrifts at 0.09 percent and Connecticut thrifts at 0.01 percent.

Analysis of Financial Performance (cont.)

The Bank's noninterest income was $4.7 million or 0.92 percent of average assets for the twelve months ended March 31, 2004, including $532,000 in gains on the sale of assets. Such a ratio of noninterest income to average assets was similar to the comparable group, which had a ratio of 1.01 percent, with all thrifts at 1.36 percent, New England thrifts at 0.56 percent and Connecticut thrifts at 0.61 percent. For the twelve months ended March 31, 2004, Savings Institute's operating expense ratio was 3.29 percent of average assets, which was higher than the comparable group at 2.58 percent and higher than all thrifts at 2.29 percent, New England thrifts at 2.27 percent and Connecticut thrifts at 2.43 percent.

The overall impact of Savings Institute's income and expense ratios is reflected in the Bank's net income and return on assets. For the twelve months ended March 31, 2004, the Bank had net ROAA of 0.63 percent and core ROAA of 0.84 percent. For its most recent four quarters, the comparable group had a higher net and core ROAA of 0.95 percent and 0.91 percent, respectively. All publicly-traded thrifts averaged a higher net ROAA of 1.27 percent and a lower 1.07 percent core ROAA, with New England thrifts at a 0.79 percent core ROAA and Connecticut thrifts at a 0.82 percent core ROAA.

V. MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Corporation based on a comparison of Savings Institute with the comparable group. These adjustments will take into consideration such key items as earnings performance, primary market area, financial condition, asset and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. It must be noted that all of the institutions in the comparable group have their differences among themselves and relative to the Bank, and, as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, the quality of assets as it relates to the presence of problem assets which may result in adjustments to earnings, due to charge-offs, the balance of current and historical classified assets and real estate owned, the balance of valuation allowances to support any problem assets or nonperforming assets, the amount and volatility of noninterest income, and the amount and ratio of noninterest expenses.

As discussed earlier, the Bank's historical business model has focused on increasing its net interest income and net income; maintaining its low ratio of nonperforming assets; monitoring and strengthening its ratio of interest sensitive assets relative to interest sensitive liabilities, thereby improving its sensitivity measure and its overall interest rate risk; and maintaining adequate allowances for loan losses to reduce the impact of any unforeseen charge-offs. The Bank has also closely monitored its higher than average overhead expenses in the context of its active branching strategy. Although its ratio of noninterest expense to average assets has indicated a very modestly decreasing trend during the past few years, that ratio remains substantially higher than comparable group, regional and industry averages. In the future, the

Bank will focus on maintaining its higher net interest spread and net interest margin; increasing its non-interest income; increasing the amount and consistency of its net income; strengthening its lower return on assets; maintaining its lower balances of non-performing and classified assets; closely monitoring its ratio of interest sensitive assets relative to interest sensitive liabilities, and reducing its overhead expenses.

Earnings are often related to an institution's ability to generate loans. The Bank was an active originator of both mortgage and non-mortgage loans in fiscal years 2002 and 2003 and during the three months ended March 31, 2004, with its highest volume of originations occurring in 2003, reflecting the very low interest rate environment. In 2003, the predominant component of the Bank's one- to four-family residential mortgage loan originations was the refinancing of existing loans and consequently, its balance of such loans increased by a modest 6.1 percent or $13.1 million. Savings Institute's overall loan growth was 14.8 percent in 2002 and 14.7 percent in 2003, with the greatest 2003 percentage increases in the categories of commercial business loans at 87.9 percent, home equity loans at 33.6 percent and commercial real estate loans at 20.0 percent. In dollars, 2003 loan increases were $3.5 million for home equity loans, $12.2 million for commercial real estate loans and $23.7 million for commercial business loans. For the three months ended March 31, 2004, total loan originations were considerably lower than in the first quarter of 2003, and annualized were also much lower than during 2003, with all real estate loans increasing $2.8 million or $11.2 million annualized, compared to $24.9 million in 2003. During the first quarter of 2004, commercial business loans increased by $3.8 million or $15.2 million annualized, compared to $23.7 million in 2003; and home equity loans increased by $1.4 million or $5.6 million annualized, compared to $3.5 million in 2003.

In 2002 and 2003, total loan originations were at $149.0 million and $207.7 million, respectively, decreasing to $27.8 million or $111.2 million annualized, during the three months ended March 31, 2004. For the three months ended March 31, 2004, real estate loans, commercial business loans and consumer loans, including home equity loans, represented 75.9 percent, 11.7 percent, and 12.4 percent, respectively, of total loan originations. In comparison,

Earnings Performance (cont.)

during 2003, real estate loans, commercial business loans and consumer loans represented 87.1 percent, 4.8 percent and 8.0 percent, respectively, of total loan originations, indicating a significant annualized decrease in real estate loans and increases in commercial business loans and home equity loans in the first quarter of 2004.

Total mortgage and non-mortgage loan originations were $27.8 million and loans purchased were $3.6 million in the three months ended March 31, 2004, reduced by repayments, loan sales and other adjustments of $23.5 million, resulting in an increase of $7.9 million in gross loans receivable to $397.1 million at March 31, 2004, compared to $389.2 million at December 31, 2003. In 2003, total loan originations were $207.7 million and loans purchased were $26.4 million, reduced by repayments, loan sales and other adjustments of $182.8 million, resulting in an increase of $51.3 million in gross loans receivable to $389.2 million at December 31, 2003, compared to $337.9 million at December 31, 2002.

The impact of Savings Institute's primary lending efforts has been to generate a yield on average interest-earning assets of 5.66 percent for the twelve months ended March 31, 2004, compared to a higher 5.75 percent for the comparable group, a lower 5.21 percent for all thrifts and a lower 5.07 percent for New England thrifts. The Bank's ratio of interest income to average assets was 5.39 percent for the twelve months ended March 31, 2004, similar to the comparable group at 5.30 percent, but higher than all thrifts at 4.65 percent and New England thrifts at 4.62 percent, reflecting the Bank's lower balance of nonperforming assets and higher ratio of interest-earning assets.

Savings Institute's 1.93 percent cost of interest-bearing liabilities for the twelve months ended March 31, 2004, was lower than the comparable group at 2.71 percent and New England thrifts at 2.36 percent, but modestly higher than the two Connecticut thrifts at 1.72 percent. The Bank's resulting net interest spread of 3.74 percent for the twelve months ended March 31, 2004, was higher than the comparable group at 3.04 percent, all thrifts at 2.91 percent and New England thrifts at 2.70. The Bank's net interest margin of 3.80 percent, based on average

Earnings Performance (cont.)

interest-earning assets for the twelve months ended March 31, 2004, was higher than the comparable group at 3.34 percent, all thrifts at 3.14 percent and New England thrifts at 3.19 percent.

The Bank's ratio of noninterest income to assets was 0.92 percent, including gains, for the twelve months ended March 31, 2004, modestly lower than the comparable group at 1.01 percent, and more notably lower than all thrifts at 1.36 percent, but higher than New England thrifts at 0.56 percent. A small 10.9 percent of the Bank's noninterest income was comprised of gains on the sale of loans and other assets.

The Bank's operating expenses were significantly higher than the comparable group, all thrifts and New England thrifts. For the twelve months ended March 31, 2004, Savings Institute had an operating expenses to assets ratio of 3.29 percent compared to 2.58 percent for the comparable group, 2.29 percent for all thrifts and 2.27 percent for New England thrifts. Such higher operating expenses relate in a significant measure to the Bank's larger branch network and lower $28.3 million average deposits per branch, compared to the comparable group average of $50.0 million in deposits per branch.

For the twelve months ended March 31, 2004, Savings Institute generated a lower ratio of noninterest income, a higher ratio of noninterest expenses and a higher net interest margin relative to its comparable group. The Bank's provision for loan losses was 0.31 percent of average assets, compared to 0.15 percent for the comparable group, 0.10 percent for all thrifts and 0.09 percent for New England thrifts. The Bank's higher provision for loan losses during the twelve months ended March 31, 2004, reflected an increase in charge-offs in 2003, an increase in the size of the loan portfolio and the increased origination of commercial business loans, which carry a higher risk of default. As a result, the Bank's net income and core income were lower than the comparable group for the twelve months ended March 31, 2004. Based on net earnings, the Bank had a return on average assets of 0.56 percent, 0.48 percent, 0.72 percent, 0.72 percent in 2000, 2001, 2002, and 2003, respectively, and 0.63 percent for the twelve months

Earnings Performance (cont.)

ended March 31, 2004. For the trailing twelve months, the comparable group had a higher net ROAA of 0.95 percent, while all thrifts indicated a still higher ROAA of 1.27 percent. The Bank's core or normalized earnings, as shown in Exhibit 7, were higher than its net earnings and resulted in a 0.84 percent core return on assets for the twelve months ended March 31, 2004. That core ROAA was also lower than the comparable group at 0.91 percent and all thrifts at 1.07 percent, but very modestly higher than New England thrifts at 0.79 percent.

Savings Institute's earnings stream will continue to be dependent on a combination of the overall trends in interest rates, the consistency, reliability and variation of its noninterest income and overhead expenses, its provisions for loan losses and any charge-offs that may be required. The Bank's noninterest income has remained generally flat from December 31, 1999, through March 31, 2004, while overhead expenses indicate a very modest decrease during that period, nevertheless remaining significantly higher than industry averages. The Bank's net interest margin, higher than the comparable group, has been the result of its higher yield on assets and lower cost of funds. The impact of this trend has been a generally stable net interest margin with moderate fluctuation during the last four years and the three months ended March 31, 2004.

The Bank's balance of nonperforming assets indicates a modestly decreasing trend since 2000. Savings Institute had net charge-offs of $(31,000) in 2000, $184,000 in 2001, $331,000 in 2002 and $1,981,000 in 2003, with a nominal $3,000 during the first three months of 2004.

In recognition of the foregoing earnings related factors, with consideration of Savings Institute's current performance measures, a downward adjustment has been made to the Corporation's pro forma market value for earnings performance.

MARKET AREA

Savings Institute's primary market area for both retail deposits and lending consists of the Conecticut counties of Hartford, New London, Tolland and Windham. As discussed in Section II, from 1990 to 2000, this primary market area experienced a very small increase in population and a modest increase in households. That population and household growth, accompanied by lower per capita income and household income, was lower than Connecticut and the United States and modestly lower than the comparable group markets. Between 2000 and 2008, the population of Savings Institute's market area is projected to increase at a slightly more rapid rate and the market area's median household income is projected to increase at a slower rate than during the previous decade. In both 1990 and 2000, the median housing value in the Bank's market area was lower than in Connecticut, higher than in the United States and, although higher in dollar value than the comparable group markets due to regional characteristics, indicate lower growth relative to the the comparable group markets. The average unemployment rate in the Bank's primary market area was 2.3 percent in 2000, compared to 2.2 percent in Connecticut and 4.0 percent in the United States. By April, 2004, the primary market area's unemployment rate increased to 5.2 percent, while Connecticut's unemployment rate increased to an identical 5.2 percent and the rate in the United States increased to 5.4 percent. In April, 2004, the average unemployment of the comparable group markets was modestly lower than in the Bank's market area.

Savings Institute's primary market area is generally exurban with smaller towns and villages. Approximately 50 percent of the Bank's offices and deposits are in Windham County, which indicates the lowest per capita income, median household income and housing values of its five market area counties. In the Bank's primary market area, the services sector represented the primary source of employment in 2000, followed by the wholesale/retail and manufacturing sectors, generally consistent with both state and national proportions. The agriculture/mining and manufacturing sectors decreased modestly from 1990 to 2000.

The financial competition in Savings Institute's primary market area, based on total deposits, is moderate, although competition is intense, with thrifts and commercial banks holding approximately equal shares of deposits. A large number of competing financial institution branches of varying sizes and characteristics operate in and around Savings Institute's fifteen offices.

In recognition of the foregoing factors, we believe that a downward adjustment is warranted for the Bank's primary market area relative to the comparable group.

FINANCIAL CONDITION

The financial condition of Savings Institute is discussed in Section I and shown in Exhibits 1, 2, 5, and 12 through 23, and is compared to the comparable group in Exhibits 42, 43 and 44. The Bank's ratio of total equity to total assets was 6.53 percent at March 31, 2004, which was lower than the comparable group at 10.46 percent, all thrifts at 10.46 percent and New England thrifts at 11.33 percent. With the minority offering completed at the midpoint of the valuation range, the Corporation's pro forma equity to assets ratio will increase to approximately 11.18 percent, and the Bank's pro forma equity to assets ratio will increase to approximately 8.3 percent.

The Bank's mix of assets and liabilities indicates both similarities to and variations from its comparable group. Savings Institute had a similar 73.4 percent ratio of net loans to total assets at March 31, 2004, compared to the comparable group at 74.5 percent. All thrifts indicated a lower 67.6 percent, as did New England thrifts at 61.5 percent. The Bank's 18.9 percent share of cash and investments was higher than the comparable group at 13.1 percent, while all thrifts were at 15.4 percent and New England thrifts were at a higher 26.2 percent. Savings Institute's 3.5 percent ratio of mortgage-backed securities to total assets was lower than the comparable group at 6.2 percent and more significantly lower than all thrifts at 12.5 percent. The Bank's 79.0 percent ratio of deposits to total assets was higher than the comparable group at 67.2 percent, all thrifts at 56.7 percent and New England thrifts at 69.1 percent. Savings Institute's 13.4 percent ratio of borrowed funds to assets was lower than the comparable group at 21.1 percent, much lower than all thrifts at 34.0 percent and somewhat lower than New England thrifts at 25.4 percent.

Savings Institute had intangible assets of 0.09 percent of assets, consisting of core deposit intangibles and a small balance of mortgage servicing rights, and had repossessed real estate of 0.06 percent of assets, compared to ratios of 0.46 percent and 0.04 percent of intangible assets and real estate owned, respectively, for the comparable group. All thrifts had intangible assets of 0.50 percent and real estate owned of 0.13 percent. The financial condition of Savings Institute is positively affected by its lower $1.7 million balance of nonperforming assets or 0.32 percent of assets at March 31, 2004, compared to a higher 0.68 percent for the comparable group, 0.73 percent for all thrifts and a lower 0.10 percent for New England thrifts. Historically, the Bank's ratio of nonperforming assets to total assets has been lower than industry averages and has decreased modestly since December 31, 2000. The Bank's ratio of nonperforming assets to total assets was 0.46 percent, 0.55 percent, 0.41 percent and 0.33 percent at December 31, 2000, 2001, 2002, and 2003, respectively, remaining virtually constant at 0.32 percent at March 31, 2004.

The Bank had a lower 14.08 percent share of high risk real estate loans, compared to 20.94 percent for the comparable group and 21.12 percent for all thrifts. The regulatory definition of high risk real estate loans is all mortgage loans other than those secured by one- to four-family residential properties.

At March 31, 2004, Savings Institute had $2,835,000 of allowances for loan losses, which represented 0.53 percent of assets and 0.71 percent of total loans. The comparable group indicated allowances equal to 0.63 percent of assets and a larger 0.91 percent of total loans. More significant, however, is an institution's ratio of allowances for loan losses to nonperforming assets, since a portion of nonperforming assets might eventually be charged off. Savings Institute's $2,835,000 of allowances for loan losses, represented 167.26 percent of nonperforming

Financial Condition (cont.)

assets at March 31, 2004, compared to the comparable group's similar 174.64 percent, with all thrifts at 183.19 percent and New England thrifts at a much higher 509.15 percent. Savings Institute's ratio of net charge-offs to average total loans, moreover, was also a higher 0.46 percent for the twelve months ended March 31, 2004, compared to 0.14 percent for the comparable group, 0.22 percent for all thrifts and 0.06 percent for New England thrifts. This ratio reflects the Bank's maintenance of a modestly lower average ratio of reserves to loans, and a similar ratio of reserves to nonperforming assets, notwithstanding the Bank's larger share of higher risk loans and higher charge-offs in 2003. It should be noted, however, that the Bank's net charge-offs of $1,981,000 in 2003, following lower net charge-offs of $331,000 in 2002, decreased sharply to $3,000 in the first three months of 2004. For the twelve months ended March 31, 2004, Savings Institute's ratio of provision for loan losses to net charge-offs was a lower 89.96 percent, compared to the comparable group at 203.08 percent, all thrifts at 167.35 percent and New England thrifts at 151.21 percent.

Savings Institute has a minimal level of interest rate risk, evidenced by the modest decrease in its net portfolio value to assets ratio under conditions of rising interest rates. In order to minimize interest rate risk, the Bank's strategy has been to originate and retain adjustable-rate loans as well as fixed-rate loans with maturities of fifteen years or less. Based on internal calculations, for the twelve months beginning March 31, 2004, the Bank's net interest income is projected to decrease by 10.3 percent if interest rates increase 300 basis points; and net interest income is projected to decrease by 0.83 percent is interest rates decrease by 100 basis points. We deem such exposure to be minimal.

Compared to the comparable group, we believe that no adjustment is warranted for Savings Institute's current financial condition.

ASSET, LOAN AND DEPOSIT GROWTH

During its most recent five calendar years, Savings Institute has been characterized by similar average rates of growth in assets, loans and deposits relative to its comparable group. The Bank's average annual asset growth rate from 1999 to 2003, was 9.1 percent, compared to a slightly higher 9.5 percent for the comparable group, a significantly higher 14.9 percent for all thrifts, and a modestly higher 10.6 percent for New England thrifts. The Bank's somewhat lower asset growth rate is reflective primarily of its average increase in loans during that four year period slightly offset by lower earnings. The Bank's loan portfolio indicates an average annual increase of 12.7 percent from 1999 to 2003, compared to average growth rates of 12.2 percent for the comparable group, 12.8 percent for all thrifts and 9.5 percent for New England thrifts.

Savings Institute's deposits indicate an average annual increase of 10.1 percent from 1999 to 2003. Annual deposit growth was from a low of 2.9 percent in 1999 to a high of 12.8 percent in 2001, compared to average growth rates of 8.7 percent for the comparable group, 11.0 percent for all thrifts and 9.3 percent for New England thrifts. Notwithstanding its modestly higher rate of deposit growth, the Bank had a lower 8.7 percent five average ratio of borrowed funds to assets, compared to the comparable group at 20.0 percent.

The Bank's ability to maintain its asset base and deposits in the future is, to a great extent, dependent on its being able to competitively price its loan and savings products, to maintain a high quality of service to its customers, to increase its market share and to continue its loan origination activity. Savings Institute's primary market area has experienced a relatively modest increase rise in population and households between 1990 and 2000 and those increases are projected to continue at rates lower than state and national rates through 2008. The Bank's primary market area indicates 2000 per capita income and median household income lower than Connecticut but higher than the United States. In 2000, housing values in Savings Institute's market area were also lower than Connecticut but higher than the United States.

The Bank's historical dependence on its current primary market area could result in lower asset growth in the future as a result of its competitive operating environment in a market area

Asset, Loan and Deposit Growth (cont.)

with very modest growth in population and households, projected to remain lower than state and national levels and growth in the future. Savings Institute's internal projections indicate modest deposit growth in 2004, partially reflecting the outflow of deposits to purchase stock, followed by moderate growth in 2005 and 2006 based on increasing its market share in some new and existing branch markets. Total portfolio loans are projected to experience moderate growth in 2004, as conversion proceed are deployed in the second half of the year, with cash and investments remaining constant. Savings Institute's competitive operating environment, together with its projected deposit growth during the next few years, combined with only moderate loan growth, should result in the continuation of similar asset, loan and deposit growth for the Bank relative to the comparable group.

Based on the foregoing factors, we have concluded that no adjustment to the Association's pro forma value is warranted.

DIVIDEND PAYMENTS

The Corporation has not committed to pay an initial cash dividend on its common stock. The future payment of cash dividends will depend upon such factors as earnings performance, financial condition, capital position, growth, asset quality and regulatory limitations. Each of the ten institutions in the comparable group paid cash dividends during the twelve months ended March 31, 2003, for an average dividend yield of 2.54 percent. The average dividend yield is 1.54 percent for Connecticut thrifts and 2.11 percent for all thrifts.

In our opinion, a downward adjustment to the pro forma market value of the Corporation is warranted related to dividend payments.

SUBSCRIPTION INTEREST

In 2003, investors' interest in new issues was generally positive and subscription levels were consistently high, although a few issues received a less than strong reaction from the marketplace. Overall, although the reaction of IPO investors appears generally to be related to a number of analytical factors, including the financial performance and condition of the converting thrift institution, the strength of the local economy, general market conditions, aftermarket price trends and the anticipation of continuing merger/acquisition activity in the thrift industry, the smaller number of offerings appears to have concentrated greater subscription activity beyond the stronger institutions.

Savings Institute will direct its offering primarily to depositors and residents in its market area. The board of directors and officers anticipate purchasing approximately $1.2 million or 3.5 percent of the stock offered to the public based on the appraised midpoint valuation. At all ranges of the offering, 2.0 percent of the shares issued to the public and to SI Bancorp, MHC will be contributed to SI Financial Group Foundation. The Association will form an ESOP, which plans to purchase 3.36 percent of the total shares issued in the current offering, including the shares issued to SI Bancorp, MHC and the charitable foundation. Additionally, the Prospectus restricts to 20,000 shares, based on the $10.00 per share purchase price, the total number of shares in the conversion that may be purchased by a single person, and to 30,000 shares by persons and associates acting in concert.

The Association has secured the services of Sandler O'Neill & Partners, L.P. ("Sandler O'Neill") to assist in the marketing and sale of the conversion stock.

Based on the size of the offering, recent market movement and current market conditions, local market interest, the terms of the offering and recent subscription levels for initial mutual holding company offerings, we believe that an upward adjustment is warranted for the Association's anticipated subscription interest.

LIQUIDITY OF THE STOCK

The Corporation will offer its shares through a subscription offering and, if required, a subsequent community offering with the assistance of Sandler O'Neill. The stock of the Corporation will trade on the NASDAQ National Market and the Corporation will pursue at least two market makers for its stock.

The Bank's total public offering is considerably smaller in size to the average market value of the comparable group. The comparable group has an average market value of $119.1 million for the stock outstanding compared to a midpoint public offering of $34.0 million for the Corporation, less the ESOP and the estimated 120,000 shares to be purchased by officers and directors, which will reduce the Corporation's public market capitalization to approximately $30.0 million. Of the ten institutions in the comparable group, nine trade on NASDAQ and one trades on the American Stock Exchange, with those ten institutions indicating an average daily trading volume of 7,526 shares during the last four quarters.

In further examining and analyzing the market for publicly-traded thrift stocks, we compared various characteristics of the 38 mutual holding companies with the 233 stock companies. Our findings indicate that both entity types have generally similar average market capitalization, with mutual holding companies at $415 million and stock companies at $515 million; and that both entity types have a generally similar average number of shares outstanding, with mutual holding companies averaging 15.0 million shares and stock companies averaging 17.1 million shares. We find it significant, however, notwithstanding the foregoing similarities, that the average daily trading volume of mutual holding companies was 20,796 during the past twelve months, while stock companies indicated a much higher average daily volume of 76,757 shares.

Based on the average market capitalization, shares outstanding and daily trading volume of the comparable group, as well as the relative trading volume of publicly-traded mutual holding companies, we have concluded that a downward adjustment to the Corporation's pro forma market value is warranted relative to the anticipated liquidity of its stock.

MANAGEMENT

The president and chief executive officer of Savings Institute is Rheo A. Brouillard, who is also a director. Mr. Brouillard joined the Bank as president in 1995 and was appointed a director in 1995. Prior to joining Savings Institute, Mr. Brouillard was president of Danielson Federal Savings and Loan Association, Danielson, Connecticut, from 1989 to 1994 and served as executive vice president of New London Trust, the successor to Danielson Federal as the result of a merger, from 1994 to 1995. Brian J. Hull, who joined the Bank in 1997, is executive vice president and chief financial officer. Mr. Hull is also executive vice president, chief financial officer and treasurer of SI Financial Group and SI Bancorp, MHC. Prior to joining Savings Institute, Mr. Hull was senior vice president and treasurer of First Bank of West Hartford from 1989 to 1997.

During the past four years and in the first quarter of 2004, Savings Institute has been able to increase its deposit base, total assets and total equity, maintain a stable net interest margin, control nonperforming assets, classified loans and charge-offs, maintain a minimal interest rate risk position, and maintain its market share in spite of intense competition. Although the Bank's earnings and return on assets have been below comparable group and industry averages, and its operating expenses have been higher than such averages, management is confident that its branch network is well positioned for reasonable growth and enhanced profitability.

Overall, we believe the Bank to be professionally and knowledgeably managed, as are the comparable group institutions. It is our opinion that no adjustment to the pro forma market value of the Corporation is warranted for management.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a converting thrift institution continues to be a closely examined issue in recognition of uncertainty among investors as a result of the thrift industry's dependence on interest rate trends, recent volatility in the stock

Marketing of the Issue (cont.)

market and pending federal legislation related to the regulation of financial institutions. Increased merger/acquisition activity, as well as the presence of new competitors in the financial institution industry, such as de novo institutions, investment firms, insurance companies and mortgage companies, have resulted in increased pressure on an individual institution's ability to attract retail deposits at normal rates rather than premium rates and to deploy new funds in a timely and profitable manner.

Although we believe that a new issue discount applied to the price to book valuation approach is appropriate and necessary in some public offerings, in our opinion, various characteristics of the Corporation's reorganization transaction cause us to conclude that such a discount is not warranted in the case of this particular offering. Consequently, at this time we have made no adjustment to the Corporation's pro forma market value related to a new issue discount

VI. VALUATION METHODS

Historically, the most frequently used method for determining the pro forma market value of common stock for thrift institutions by this firm has been the price to book value ratio method, due to the volatility of earnings in the thrift industry in the early to mid-1990s. As earnings in the thrift industry stabilized and improved in the late 1990s, more emphasis was placed on the price to earnings method, particularly considering increases in stock prices during those years. During the past few years, however, as decreasing interest rates have had varying effects on individual institutions, depending on the nature of their operations, the price to book value method has again become pertinent and meaningful in the objective of discerning commonality and comparability among institutions. In determining the pro forma market value of the Corporation, primary emphasis has been placed on the price to book value method, with additional analytical and correlative attention to the price to earnings and price to core earnings methods.

In recognition of the volatility and variance in earnings due to fluctuations in interest rates, the continued differences in asset and liability repricing and the frequent disparity in value between the price to book approach and the price to earnings approach, a third valuation method, the price to net assets method, has also been used. The price to assets method is used less often for valuing ongoing institutions, but becomes more useful in valuing converting institutions when the equity position and earnings performance of the institutions under consideration are different.

In addition to the pro forma market value, we have defined a valuation range with the minimum of the range being 85.0 percent of the pro forma market value, the maximum of the range being 115.0 percent of the pro forma market value, and a super maximum being 115.0 percent of the maximum. The pro forma market value or appraised value will also be referred to as the "midpoint value". Inasmuch as the ownership of Savings Institute will remain in the mutual holding company form, the public offering of the Corporation will be based on the sale of shares to the public aggregating 40 percent of the fully converted pro forma market value of the Corporation at each of the valuation ranges defined in this Report with 2 percent of the fully converted valuation being issued to the Foundation for a combined total of 42.0 percent issued to the public and to the Foundation.

It should be noted that the fewer number of shares offered to the public and the lower proceeds resulting from that offering will result in actual pricing ratios considerably higher than those determined in the fully converted valuation of the Corporation where higher proceeds are assumed; and it should be noted that such higher pricing ratios, presented in detail in the offering prospectus, are pertinent to the prospective minority shareholders and their evaluation of the offering.

In applying each of the valuation methods, consideration was given to the adjustments to the Bank's pro forma market value discussed in Section V. Downward adjustments were made for the Bank's earnings performance, market area, dividends and liquidity of the stock. No adjustments were made for the Bank's financial condition, asset, loan and deposit growth, subscription interest, management and marketing of the issue.

PRICE TO BOOK VALUE METHOD

In the valuation of thrift institutions, the price to book value method focuses on an institution's financial condition, and does not give as much consideration to the institution's long term performance and value as measured by earnings. Due to the earnings volatility of many thrift stocks, the price to book value method is frequently used by investors who rely on an institution's financial condition rather than earnings performance. Although this method is, under certain circumstances, considered somewhat less meaningful for institutions that provide a consistent earnings trend, it remains significant and reliable when an institution's performance or general economic conditions are experiencing volatile or uncustomary trends related to internal or external factors, and serves as a complementary and correlative analysis to the price to earnings and price to assets approaches.

Price to Book Value Method (cont.)

It should be noted that the prescribed formulary computation of value using the pro forma price to book value method returns a price to book value ratio below market value on a fully converting institution. As noted previously, however, in the case of an initial mutual holding company minority offering where a majority of the shares will not be held by the public, the application of the prescribed formulary computation to the sale of all the shares based on the full valuation of the institution necessarily returns a higher book value per share and a lower price to book value ratio than is reflective of the actual number of shares to be owned by the public and the proceeds generated by such a smaller offering. In most instances, nevertheless, such a value remains below current comparable market values.

Exhibit 50 shows the average and median price to book value ratios for the comparable group which were 135.32 percent and 122.18 percent, respectively. The full comparable group indicated a moderately wide range, from a low of 92.58 percent (Lincoln Bancorp) to a high of 217.96 percent (Ocean First Financial). The comparable group had modestly higher average and median price to tangible book value ratios of 141.16 percent and 131.66 percent, respectively, with the range of 95.15 percent to a higher 220.29 percent. Excluding the low and the high in the group, the comparable group's price to book value range narrowed from a low of 109.77 percent to a high of 165.78 percent; and the comparable group's price to tangible book value range also narrowed from a low of 109.77 percent to a high of 175.29.

Considering the foregoing factors in conjunction with the adjustments made in Section V, we have determined a fully converted pro forma price to book value ratio of 75.60 percent and a price to tangible book value ratio of 75.11 percent at the midpoint. The price to book value ratio increases from 71.71 percent at the minimum to 81.68 percent at the super maximum, while the price to tangible book value ratio increases from 71.22 percent at the minimum to 81.27 percent at the super maximum. The price to book value ratio increases to 75.62 percent without recognition of the 2.0 percent foundation and is a higher $88.0 million value at the midpoint.

Price to Book Value Method (cont.)

The Corporation's pro forma price to book value and price to tangible book value ratios of 71.71 percent and 71.22 percent, respectively, as calculated using the prescribed formulary computation indicated in Exhibit 49, are influenced by the Bank's capitalization and local market, as well as subscription interest in thrift stocks and overall market and economic conditions. Further, the Corporation's ratio of equity to assets after conversion at the midpoint of the valuation range will be approximately 9.44 percent compared to 10.46 percent for the comparable group. Based on the price to book value ratio and the Bank's total equity of $35,079,000 at March 31, 2004, the indicated fully converted pro forma market value of the Corporation using this approach is $85,105,626 at the midpoint (reference Exhibit 49).

PRICE TO EARNINGS METHOD

The foundation of the price to earnings method is the determination of the earnings base to be used, followed by the determination of an appropriate price to earnings multiple. As indicated in Exhibit 3, Savings Institute's after tax net earnings for the twelve months ended March 31, 2004, were $3,392,000, and the Bank's core earnings for that period were a larger $4,328,000, based on the adjustment shown in Exhibit 7. To determine the pro forma market value of the Corporation by using the price to earnings method, we applied the core earnings base of $4,328,000.

In determining the price to core earnings multiple, we reviewed the range of price to core earnings and price to net earnings multiples for the comparable group and all publicly-traded thrifts. The average price to core earnings multiple for the comparable group was 15.76, while the median was 14.94. The average price to net earnings multiple was a similar 15.11 and the median multiple was 14.79. The comparable group's price to core earnings multiple was lower than the 16.14 average multiple for all publicly-traded, FDIC-insured thrifts but higher than their median of 13.65. The range in the price to core earnings multiple for the comparable group was from a low of 11.68 (LSB Financial Corp.) to a high of 23.12 (Berkshire Hills Bancorp, Inc.).

Price to Earnings Method (cont.)

The range in the price to core earnings multiple for the comparable group, excluding the high and low ranges, was from a low multiple of 12.59 to a high of 19.02 times earnings for eight of the ten institutions in the group, indicating a modest narrowing of the range.

Consideration was given to the adjustments to the Corporation's pro forma market value discussed in Section V. In recognition of those adjustments, we have determined a fully converted price to core earnings multiple of 18.89 at the midpoint, based on Savings Institute's core earnings of $4,328,000 for twelve months ended March 31, 2004.

Based on the Bank's core earnings base of $4,328,000 (reference Exhibit 49), the fully converted pro forma market value of the Corporation using the price to earnings method is $84,926,792 at the midpoint.

PRICE TO ASSETS METHOD

The final valuation method is the price to assets method. This method is not frequently used, since the calculation incorporates neither an institution's equity position nor its earnings base. Additionally, the prescribed formulary computation of value using the pro forma price to net assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock, returning a pro forma price to net assets ratio below its true level following conversion. Further, once again as previously noted, the prescribed formulary computation of fully converted pro forma value does not recognize the lower pro forma asset base resulting from small offering proceeds.

Exhibit 50 indicates that the average price to assets ratio for the comparable group was 13.71 percent and the median was 13.97 percent. The range in the price to assets ratios for the comparable group varied from a low of 9.75 percent (LSB Financial Corp.) to a high of 16.97

percent (Ocean First Financial Corp.). The range narrows modestly with the elimination of the two extremes in the group to a low of 10.89 percent and a high of 16.32 percent.

Consistent with the previously noted adjustments, it is our opinion that an appropriate price to assets ratio for the Corporation is 13.87 percent at the midpoint, which ranges from a low of 11.99 percent at the minimum to 17.59 percent at the super maximum.

Based on the Bank's March 31, 2004, asset base of $537,410,000, the indicated pro forma market value of the Corporation using the price to assets method is $85,235,027 at the midpoint (reference Exhibit 49).

VALUATION CONCLUSION

Exhibit 55 provides a summary of the valuation premium or discount for each of the valuation ranges when compared to the comparable group based on each of the fully converted valuation approaches. At the midpoint value, the fully converted price to book value ratio of 75.60 percent for the Corporation represents a discount of 44.13 percent relative to the comparable group and decreases to 39.64 percent at the super maximum. As presented Exhibits 51 through 54 of this Report and as further detailed in the offering prospectus, however, recognizing the lower actual proceeds to be realized by the offering to the public of only 40 percent of the pro forma fully converted shares, the Corporation's pro forma book value and pro forma book value per share will be significantly lower and its corresponding price to book value ratio will be higher at the offering price of $10.00 per share. Specifically, the sale to the public of 40 percent of the shares, with 2 percent issued to the Foundation and the remaining 58 percent of the shares retained by the Corporation, results in a price to book value ratio of 122.70 percent, 134.59 percent, 144.93 percent and 155.28 percent at the minimum, midpoint, maximum and adjusted maximum of the actual offering range, respectively. Those ratios represent discounts at the minimum and midpoint and premiums at the maximum and adjusted maximum relative

Valuation Conclusion (cont.)

to the average of the comparable group of 9.31 percent and 0.53 percent for the discounts and 7.10 percent and 14.75 percent for the premiums at the minimum, midpoint, maximum and adjusted maximum of the actual offering range, respectively.

The price to core earnings multiple of 18.89 for the Corporation at the midpoint value indicates a premium of 19.87 percent, increasing to a premium of 56.54 percent at the super maximum. The price to assets ratio at the midpoint represents a premium of 1.21 percent, increasing to a premium of 28.31 percent at the super maximum.

It is our opinion that as of May 21, 2004, the fully converted pro forma market value of the Corporation, is $85,000,000 at the midpoint, representing 8,500,000 shares at $10.00 per share. The fully converted pro forma valuation range of the Corporation is from a minimum of $72,250,000 or 7,225,000 shares at $10.00 per share to a maximum of $97,750,000 or 9,775,000 shares at $10.00 per share, with such range being defined as 15 percent below the appraised value to 15 percent above the appraised value. The maximum, as adjusted, defined as 15 percent above the maximum of the range, is $112,412,500 or 11,241,250 shares at $10.00 per share (reference Exhibits 51 to 54).

The fully converted pro forma appraised value of SI Financial Group, Inc. as of May 21, 2004, is $85,000,000 at the midpoint.

EXHIBITS

NUMERICAL

EXHIBITS

EXHIBIT 1

SI BANCORP, INC. AND SUBSIDIARIES
WILLIMANTIC, CONNECTICUT

Consolidated Statements of Financial Condition
At March 31, 2004 and December 31, 2003

	March 31, 2004	December 31, 2003
	(Unaudited)	
	(In thousands)	
ASSETS		
Cash and due from banks:		
Noninterest-bearing deposits and cash	$ 19,007	$ 20,336
Interest-bearing deposits in banks	3,865	4,441
Federal funds sold	13,900	4,800
Total cash and cash equivalents	36,772	29,577
Available-for-sale securities	81,396	77,693
Held-to-maturity securities, at cost (fair value $1,497 at March 31, 2004, $1,344 at December 31, 2003	1,688	1,728
Loans receivable (net of allowances for loan losses of $2,835 at March 31, 2004 and $2,688 at December 31, 2003)	394,697	386,924
Accrued interest receivable	2,311	2,238
Federal Home Loan Bank Stock, at cost	3,350	2,858
Cash surrender value of bank-owned life insurance	7,344	7,258
Other real estate owned	328	328
Deferred tax asset, net	510	601
Bank premises and equipment, net	6,519	6,675
Core deposit intangible	365	389
Other assets	2,130	1,872
Total assets	$ 537,410	$ 518,141
LIABILITIES AND CAPITAL		
Deposits:		
Noninterest-bearing	$ 38,812	$ 40,371
Interest-bearing	385,795	374,719
Total deposits	424,607	415,090
Mortgagors' and investors' escrow accounts	992	2,221
Accrued expenses and other liabilities	4,518	2,346
Advances from the Federal Home Loan Bank	64,997	57,168
Subordinated debt	7,217	7,217
Total liabilities	502,331	484,042
Capital		
Surplus	1,000	1,000
Undivided profits	33,386	32,582
Accumulated other comprehensive income-net unrealized gain on available-for-sale securities, net of taxes	693	517
Total liabilities and capital	$ 537,410	$ 518,141

Source: SI Bancorp, Inc. and Subsidiaries' unaudited and audited financial statements

EXHIBIT 2

SI BANCORP, INC. AND SUBSIDIARIES
WILLIMANTIC, CONNECTICUT

Consolidated Statements of Financial Condition
At December 31, 1999 through 2002

	December 31,			
	2002	2001	2000	1999
ASSETS				
Cash and due from banks:				
Noninterest-bearing deposit and cash	$ 18,826,474	$ 19,212,998	$ 14,611,056	$ 11,886,275
Interest-bearing deposits	5,290,322	8,913,959	307,023	153,884
Federal funds sold	13,400,000	1,950,000	4,500,000	9,200,000
Total cash and cash equivalents	37,516,796	30,076,957	19,418,079	21,240,159
Available-for-sale securities (at fair value)	87,913,892	78,697,189	67,053,154	68,234,087
Held-to-maturity securities, at cost (fair value at 2002, 2001, 2000 and 1999 of $8,984,879, $13,179,091, $9,279,965 and $9,856,149, respectively	9,462,741	13,196,874	9,366,006	10,303,678
Loans held-for-sale	1,939,402	--	--	--
Loans receivable (net of allowance for loan losses of $3,067,223 in 2002, $2,860,532 in 2001, $2,605,122 in 2000 and $2,283,921 in 1999)	334,597,885	293,110,746	264,553,252	227,882,161
Federal Home Loan Bank Stock	2,385,900	2,134,300	1,987,300	1,987,300
Other real estate owned	43,000	43,000	43,000	137,509
Accrued interest receivable	2,293,336	2,242,073	2,456,965	2,005,916
Deferred tax asset	410,712	403,190	598,633	1,151,296
Bank premises and equipment, net	6,095,014	5,985,110	6,489,407	6,611,962
Core deposit intangible	486,417	583,701	--	--
Other assets	1,582,141	1,048,801	1,848,954	2,095,606
Total assets	$ 484,727,236	$ 427,521,941	$ 373,814,750	$ 341,649,674
LIABILITIES AND CAPITAL				
Deposits:				
Interest-bearing	$ 358,725,847	$ 326,083,033	$ 290,102,443	$ 263,152,881
Noninterest-bearing	37,624,566	35,255,803	30,232,409	27,596,779
Total deposits	396,350,413	361,338,836	320,334,852	290,749,660
Mortgagors' and investors' escrow accounts	1,965,120	1,689,805	1,487,037	1,264,449
Advances from the Federal Home Loan Bank	43,917,669	35,182,916	25,731,000	25,731,000
Accrued expenses and other liabilities	2,134,520	1,494,070	989,021	1,474,297
Collateralized borrowings	1,951,460	--	--	--
Trust preferred securities	7,000,000	--	--	--
Total liabilities	453,319,182	399,705,627	348,541,910	319,219,406
Capital				
Surplus	1,000,000	1,000,000	1,000,000	1,000,000
Undivided profits	29,196,903	26,115,223	24,198,945	22,261,581
Accumulated other comprehensive income - net unrealized gain on available-for-sale securities, net of taxes	1,211,151	701,091	73,895	(831,313)
Total retained earnings	31,408,054	27,816,314	25,272,840	22,430,268
Total liabilities and retained earnings	$ 484,727,236	$ 427,521,941	$ 373,814,750	$ 341,649,674

Source: SI Bancorp, Inc. and Subsidiaries' audited financial statements

EXHIBIT 3

SI BANCORP, INC. AND SUBSIDIARIES
WILLIMANTIC, CONNECTICUT

Consolidated Statements of Income
For the Three Months Ended March 31, 2003 and 2004
For the Year Ended December 31, 2003 and

	Three Months Ended		For the Year Ended
	March 31, 2004	March 31, 2003	December 31, 2003
	(Unaudited)	(Unaudited) (In thousands)	
Interest and dividend income			
Interest and fees on loans	$ 5,910	$ 5,877	$ 23,840
Debt securities:			
Taxable	814	1,036	3,787
Tax exempt	6	7	27
Dividends	25	29	121
Other	28	46	155
Total interest income	6,783	6,995	27,930
Interest expense			
Interest on deposits	1,494	1,791	6,597
Interest on FHLB advances	669	551	2,315
Interest on subordinated debt	87	93	360
Interest on collateralized borrowings	--	19	74
Total interest expense	2,250	2,454	9,346
Net interest income	4,533	4,541	18,584
Provision for loan losses	150	175	1,602
Net interest income after provision for loan losses	4,383	4,366	16,982
Noninterest income			
Service charges	803	735	3,116
Wealth management fees	205	197	849
Net gain on sales of available-for sale securities	184	56	121
Net gain on sale of loans	(25)	85	393
Other	23	143	243
Total noninterest income	1,235	1,216	4,722
Noninterest expense			
Salaries and employee benefits	2,282	2,164	9,090
Occupancy	583	551	2,059
Furniture and equipment	260	250	914
Computer services	256	230	857
Professional services	142	66	310
Marketing	120	102	387
Supplies	82	92	266
FDIC deposit insurance and state assessment	24	19	75
Impairment charge - other asset	51	--	36
Other real estate operations	7	11	15
Other	626	621	2,597
Total noninterest expense	4,433	4,106	16,606
Income before income taxes	1,185	1,476	5,098
Provision for income taxes	381	526	1,713
Net earnings (loss)	$ 804	$ 950	$ 3,385

Source: SI Bancorp, Inc. and Subsidiaries unaudited and audited financial statements

EXHIBIT 4

SI BANCORP, INC. AND SUBSIDIARIES
WILLIMANTIC, CONNECTICUT

Consolidated Statements of Income
For the Years Ended December 31, 1999 through 2002

	Year Ended December 31,			
	2002	2001	2000	1999
Interest and dividend income				
Interest and fees on loans	$ 23,033,061	$ 22,253,084	$ 19,860,736	$ 17,267,100
Interest and dividends on securities	5,022,941	4,926,576	5,294,206	5,470,431
Other	274,451	427,830	175,862	271,577
Total interest income	28,330,453	27,607,490	25,330,804	23,009,108
Interest expense:				
Interest on deposits	8,480,027	11,353,459	10,543,148	8,873,806
Interest on FHLB advances	2,145,816	1,801,178	1,584,350	1,395,488
Interest on trust preferred securities	301,512	--	--	--
Interest on collateralized borrowings	87,039	--	--	--
Total interest expense	11,014,394	13,154,637	12,127,498	10,269,294
Net interest income	17,316,059	14,452,853	13,203,306	12,739,814
Provision for loan losses	537,000	440,000	290,000	300,000
Net interest income after provision for loan losses	16,779,059	14,012,853	12,913,306	12,439,814
Noninterest income:				
Service charges	3,344,832	3,097,346	2,959,554	2,538,498
Net (loss) gain on sales of available-for-sale securities	(257,946)	150,026	72,618	123,966
Net gain on sale of loans	107,540	22,806	--	--
Impairment charge-other asset	(110,608)	--	--	--
Other	89,693	91,536	107,228	130,364
Total noninterest income	3,173,511	3,361,714	3,139,400	2,792,828
Noninterest expense:				
Salaries and employee benefits	8,277,599	7,601,625	6,573,511	6,621,692
Occupancy	1,982,155	1,882,224	1,750,344	1,720,562
Furniture and equipment	1,000,250	1,105,053	1,212,698	1,075,785
Computer services	844,567	803,737	566,290	983,294
Professional services	290,277	335,932	461,092	323,065
Marketing	384,920	463,078	441,605	455,222
Supplies	292,071	289,593	268,836	286,572
FDIC deposit insurance and state assessment	75,663	64,361	60,633	34,966
Other real estate operations	23,338	(69,003)	(30,191)	(59,305)
Other	2,112,850	1,992,694	1,757,224	1,486,376
Total noninterest expense	15,283,690	14,469,294	13,062,042	12,928,229
Income before income taxes	4,668,880	2,905,273	2,990,664	2,304,413
Provision for income taxes	1,587,200	988,995	1,053,300	840,000
Net income	$ 3,081,680	$ 1,916,278	$ 1,937,364	1,464,413

Source: SI Bancorp, Inc. and Subsidiaries' audited financial statements

EXHIBIT 5

Selected Financial Information
At March 31, 2004, and
At December 31, 1999 through 2003

	At March 31,	At December 31,				
	2004	2003	2002	2001	2000	1999
Selected Financial Condition Data:						
Total assets	$ 537,410	$ 518,141	$ 484,944	$ 427,522	$ 373,815	$ 341,650
Securities held-to-maturity	1,688	1,728	9,463	13,197	9,366	10,304
Securities available-for-sale	81,396	77,693	87,914	78,697	67,053	68,234
Loans receivable, net	394,697	386,924	334,598	293,111	264,553	227,882
Cash and cash equivalents	36,772	29,577	37,517	30,077	19,418	21,240
Deposits	425,599	417,311	398,315	363,029	321,822	292,014
FHLB advances	64,997	57,168	43,918	35,183	25,731	25,731
Subordinated debt	7,217	7,217	7,217	--	--	--
Other borrowings	--	--	1,951	--	--	--
Total capital	35,079	34,099	31,408	27,816	25,273	22,430

Source: SI Financial Group's Prospectus

EXHIBIT 6

Income and Expense Trends
For the Three Months Ended March 31, 2003 and 2004, and
For the Years Ended December 31, 1999 through 2003

	For the Three Months Ended March 31,		At December 31,				
	2004	2003	2003	2002	2001	2000	1999
Operating Data:							
Interest and dividend income	$ 6,783	$ 6,995	$ 27,930	$ 28,330	$ 27,607	$ 25,330	$ 23,009
Interest expense	2,250	2,454	9,346	11,014	13,154	12,127	10,269
Net interest income	4,533	4,541	18,584	17,316	14,453	13,203	12,740
Provision for loan losses	150	175	1,602	537	440	290	300
Net interest income after provision for loan losses	4,383	4,366	16,982	16,779	14,013	12,913	12,440
Noninterest income	1,235	1,216	4,722	3,284	3,362	3,139	2,792
Noninterest expense	4,433	4,106	16,606	15,394	14,470	13,062	12,928
Income before income taxes	1,185	1,476	5,098	4,669	2,905	2,990	2,304
Provision for income taxes	381	526	1,713	1,587	989	1,053	840
Net income	$ 804	$ 950	$ 3,385	$ 3,082	$ 1,916	$ 1,937	$ 1,464

Source: SI Financial Group's Prospectus

EXHIBIT 9

Volume/Rate Analysis
For the Three Months Ended March 31, 2003 and 2004, and
For the Year Ended December 31, 2002 and 2003

	Years Ended March 31, 2004 vs. 2003 Increase (Decrease) Due to			Years Ended December 31, 2003 vs 2002 Increase (Decrease) Due to			Years Ended December 31, 2002 vs 2001 Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)			(Dollars in thousands)			(Dollars in thousands)		
Interest and dividend income:									
Loans receivable	$ 838	$ (805)	$ 33	$ 3,268	(2,461)	807	$ 2,399	(1,619)	780
Investment securities	(163)	(64)	(227)	(329)	(759)	(1,088)	1,048	(951)	97
Daily interest-bearing deposits and other interest-earning assets	(10)	(8)	(18)	(35)	(84)	(119)	22	(176)	(154)
Total interest-earning assets	$ 665	$ (877)	$ (212)	$ 2,904	$ (3,304)	$ (400)	$ 3,469	$ (2,746)	$ 723
Interest expense:									
Deposits [1]	$ 38	$ (335)	$ (297)	$ 413	(2,296)	(1,883)	$ 977	(3,850)	(2,873)
FHLB advances	203	(85)	118	451	(282)	169	478	(133)	345
Trust preferred securities	--	(6)	(6)	(9)	(4)	(13)	87	--	87
Other borrowings	(10)	(9)	(19)	142	(83)	59	301	--	301
Total interest-bearing liabilities	$ 231	$ (435)	$ (204)	$ 997	$ (2,665)	$ (1,668)	$ 1,843	$ (3,983)	$ (2,140)
Net change in interest income	$ 434	$ (442)	$ (8)	$ 1,907	$ (639)	$ 1,268	$ 1,626	$ 1,237	$ 2,863

[1] Includes mortgagor's escrow accounts.

Source: SI Financial Group's Prospectus

EXHIBIT 10

Yield and Cost Trends
At March 31, 2004, and
For the Three Months Ended March 31, 2003 and 2004, and
For the Years Ended December 31, 2001, 2002 and 2003

	At March 31,	Three Months Ended March 31,		Years ended December 31,		
	2004	2004	2003	2003	2002	2001
	Yield/ Cost	Yield/ Cost	Yield/ Cost	Yield/ Cost	Yield/ Cost	Yield/ Cost
Assets:						
Interest-earning assets:						
Loans	6.02%	6.05%	6.96%	6.61%	7.34%	7.88%
Investment securities	3.94%	4.07%	4.36%	4.26%	5.05%	6.11%
Other interest-earning assets	1.21%	1.32%	1.65%	1.53%	2.29%	3.80%
Total interest-earning assets	5.55%	5.63%	6.26%	6.03%	6.66%	7.38%
Liabilities and equity:						
Interest-bearing liabilities:						
NOW and Money Market accounts	0.34%	0.34%	0.55%	0.53%	0.46%	0.89%
Savings accounts [1]	0.59%	0.60%	0.93%	0.64%	1.61%	2.67%
Certificates of deposit	2.74%	2.72%	3.21%	2.97%	3.78%	5.35%
Total interest-bearing liabilities	1.59%	1.59%	2.01%	1.78%	2.48%	3.70%
FHLB advances	4.20%	4.29%	4.95%	4.66%	5.28%	5.65%
Trust preferred securities	4.85%	4.85%	5.23%	4.99%	6.38%	--
Other borrowings	--		4.67%	6.00%	6.31%	--
Total interest-bearing liabilities	2.02%	2.02%	2.39%	2.17%	2.83%	3.89%
Interest rate spread	3.53%	3.61%	3.87%	3.86%	3.83%	3.49%
Net interest margin	3.69%	3.76%	4.06%	4.01%	4.07%	3.86%
Average interest-earning assets to average interest-bearing liabilities	--	108.19%	108.95%	107.77%	109.25%	110.61%

[1] Includes mortgagor's escrow accounts

Source: SI Financial Group's Prospectus

EXHIBIT 11

Interest Rate Risk Exposure
At March 31, 2004

Change in Interest Rates (Basis Points)	Percentage Change in Net Interest Income Over	
	12 Months	24 Months
300	(10.30)%	(10.19)%
200	(3.79)%	(2.57)%
100	0.42%	2.74%
--	--	--
(100)	(0.83)%	(2.48)%

Source: SI Financial Group's Prospectus

EXHIBIT 12

Loan Portfolio Composition
At March 31, 2004 and
At December 31, 1999 through 2003

	At March 31,		At December 31,									
	2004		2003		2002		2001		2000		1999	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)											
Real estate loans:												
Residential	$ 228,625	57.57%	$ 226,881	58.29%	$ 213,831	63.29%	$ 193,672	65.36%	$ 174,186	65.14%	$ 150,964	65.50%
Commercial	75,650	19.05%	73,428	18.87%	61,214	18.12%	56,376	19.02%	47,016	17.58%	38,360	16.64%
Construction	19,518	4.92%	20,652	5.30%	21,104	6.25%	10,155	3.43%	11,815	4.42%	8,462	3.67%
Total real estate loans	323,793	81.54%	320,961	82.46%	296,149	87.66%	260,203	87.81%	233,017	87.14%	197,786	85.81%
Commercial business loans	54,466	13.72%	50,746	13.04%	27,003	7.99%	21,192	7.15%	21,442	8.02%	22,120	9.59%
Consumer loans:												
Home equity	15,836	3.99%	14,411	3.70%	10,786	3.19%	7,752	2.62%	6,888	2.58%	6,516	2.83%
Other	2,998	0.75%	3,107	0.80%	3,936	1.16%	7,174	2.42%	6,039	2.26%	4,052	1.77%
Total loans	397,093	100.00%	389,225	100.00%	337,874	100.00%	296,321	100.00%	267,386	100.00%	230,474	100.00%
Net deferred loan fees	439		387		(209)		(350)		(228)		(323)	
Allowance for losses	(2,835)		(2,688)		(3,067)		(2,860)		(2,605)		(2,284)	
Loans, net	$ 394,697		$ 386,924		$ 334,598		$ 293,111		$ 264,553		$ 227,867	

Source: SI Financial Group's Prospectus

EXHIBIT 13

Loan Maturity Schedule
At March 31, 2004

	Real Estate Loans	Commercial Business Loans	Consumer Loans	Total Loans
		(In thousands)		
Amounts due in:				
One year or less	$ 7,089	$ 9,352	$ 1,040	$ 17,481
More than one to five years	8,492	6,490	16,106	31,088
More than five years	308,212	38,569	1,743	348,524
Total	$ 323,793	$ 54,411	$ 18,889	$ 397,093

	Due after March 31, 2005		
	Fixed Rates	Adjustable Rates	Total
		(In thousands)	
Real estate loans:			
Residential	$ 193,007	$ 34,535	$ 227,542
Commercial	11,224	63,718	74,942
Construction	11,259	1,138	12,397
Commercial business loans	23,524	22,238	45,762
Consumer loans	7,692	10,157	17,849
Total loans	$246,706	$131,786	$ 378,492

Source: SI Financial Group's Prospectus

EXHIBIT 14

Loan Originations and Purchases
For The Three Months Ended March 31, 2003 and 2004, and
For the Years Ended December 31, 1999 through 2003

	For the Three Months Ended March 31,		Years Ended December 31,				
	2004	2003	2003	2002	2001	2000	1999
				(In thousands)			
Total loans at beginning of period	$ 389,225	$ 337,874	$ 337,874	$ 296,321	$ 267,386	$ 230,489	$ 213,878
Loans originated:							
Real estate	$ 21,138	$ 36,025	$ 180,962	$ 133,150	$ 95,297	$ 63,641	$ 56,153
Commercial business	3,244	1,617	10,034	4,025	8,437	7,525	3,485
Consumer	3,459	3,071	16,682	11,837	15,297	7,514	9,091
Total loans originated	27,841	40,713	207,678	149,012	119,031	78,680	68,729
Loans purchased	3,554	2,364	26,448	3,538	1,281	1,944	8,007
Deduct:							
Real estate loan principal repayments	13,841	23,571	135,057	84,388	55,460	25,528	45,582
Loan sales	4,465	6,282	21,094	12,795	12,690	2,703	2,527
Other repayments	5,221	6,532	26,624	13,814	23,227	15,496	12,016
Net loan activity	7,868	6,692	51,351	41,553	28,935	36,897	16,611
Total loans at end of period	$ 397,093	$ 344,566	$ 389,225	$ 337,874	$ 296,321	$ 267,386	$ 230,489

Source: SI Financial Group's Prospectus

EXHIBIT 15

Delinquent Loans
At March 31, 2004 and
At December 31, 2001, 2002 and 2003

	At March 31,		At December 31,					
	2004		2003		2002		2001	
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
	(In Thousands)							
Real estate loans	$ 378	$ --	$ 168	$ 656	$ 366	$ --	$ 345	$ 64
Commercial business loans	2	--	3	--	475	--	72	17
Consumer loans	7	--	34	--	29	15	27	17
Total loans	$ 387	$ --	$ 205	$ 656	$ 870	$ 15	$ 444	$ 98

Source: SI Financial Group's Prospectus

EXHIBIT 16

Nonperforming Assets
March 31, 2004 and at December 31, 1999 through 2003

	At March 31,	At December 31,				
	2004	2003	2002	2001	2000	1999
		(Dollars in thousands)				
Nonaccrual loans:						
Real estate	$ 1,265	$ 1,230	$ 1,347	$ 1,597	$ 1,028	$ 1,043
Commercial business	63	65	418	517	86	25
Consumer	39	--	72	29	23	--
Total	$ 1,367	$ 1,295	$ 1,837	$ 2,143	$ 1,137	$ 1,068
Accruing loans past due 90 days or more:						
Real estate	--	--	5	46	394	73
Commercial business	--	--	--	--	--	--
Consumer	--	--	--	1	--	--
Total	--	--	5	47	394	73
Total of nonaccrual and 90 days or more past due loans	1,367	1,295	1,842	2,190	1,531	1,141
Real estate owned	328	328	43	101	106	206
Other nonperforming assets	--	--	--	--	--	--
Total nonperforming assets	1,695	1,623	1,885	2,291	1,637	1,347
Troubled debt restructurings	77	77	78	78	79	80
Troubled debt restructurings and total nonperforming assets	$ 1,772	$ 1,700	$ 1,963	$ 2,369	$ 1,716	$ 1,427
Total nonperforming loans to total loans	0.34%	0.33%	0.55%	0.74%	0.57%	0.50%
Total nonperforming loans to total assets	0.25%	0.25%	0.38%	0.51%	0.41%	0.34%
Total nonperforming assets and troubled debt restructurings to total assets	0.33%	0.33%	0.40%	0.55%	0.46%	0.42%

Source: SI Financial Group's Prospectus

EXHIBIT 17

Classified Assets
At March 31, 2004 and at December 31, 2003 and 2002

	March 31, 2004 (In thousands)	At December 31, 2003	At December 31, 2002
Classified Assets:			
Substandard assets	$ 2,473	$ 1,972	$ 4,059
Doubtful assets	142	--	22
Loss assets	10	--	25
Total classified assets	$ 2,625	$ 1,972	$ 4,106

Source: SI Financial Group's Prospectus

EXHIBIT 18

Allowance for Loan Losses
At or for the Three Months Ended March 31, 2003 and 2004 and For the Years Ended December 31, 1999 through 2003

	At or for the Three months ended March 31,		For the year ended December 31,				
	2004	2003	2003	2002	2001	2000	1999
			(Dollars in thousands)				
Allowance at beginning of period	$ 2,688	$ 3,067	$ 3,067	$ 2,861	$ 2,605	$ 2,284	$ 2,472
Provision for loan losses	$ 150	$ 175	$ 1,602	$ 537	$ 440	$ 290	$ 300
Charge-offs:							
Real estate loans	--	(177)	(1,523)	(77)	(40)	(86)	(530)
Commercial business loans	--	(44)	(374)	(111)	(218)	(18)	(68)
Consumer loans	(6)	(62)	(216)	(218)	(146)	(5)	(27)
Total charge-offs	(6)	(283)	(2,113)	(406)	(404)	(109)	(625)
Recoveries:							
Real estate loans	1	50	89	35	40	60	111
Commercial business loans	1	--	24	32	161	70	21
Consumer loans	1	2	19	8	19	10	5
Total recoveries	3	52	132	75	220	140	137
Net charge-offs	(3)	(231)	(1,981)	(331)	(184)	31	(488)
Allowance at end of period	$ 2,835	$ 3,011	$ 2,688	$ 3,067	$ 2,861	$ 2,605	$ 2,284
Allowance to nonperforming loans	207.39%	218.51%	207.57%	166.50%	130.64%	170.15%	200.18%
Allowance to total loans outstanding at the end of the period	0.71%	0.87%	0.69%	0.91%	0.97%	0.97%	0.99%
Net charge-offs (recoveries) to average loans outstanding during the period	0.01%	0.07%	0.55%	0.11%	0.07%	(0.01)%	0.21%

Source: SI Financial Group's Prospectus

EXHIBIT 19

Investment Portfolio Composition
At March 31, 2004 and
At December 31, 2001, 2002 and 2003

	At March 31,		At December 31,					
	2004		2003		2002		2001	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)							
Securities available-for-sale:								
U.S. Government and agency securities	$ 47,337	$ 47,949	$ 38,583	$ 38,999	$ 27,931	$ 28,821	$ 18,507	$ 18,811
Mortgage-backed securities	17,400	16,880	19,050	18,364	32,569	32,770	36,260	36,665
Corporate debt securities	11,873	12,678	15,540	16,451	21,054	21,779	19,438	19,860
Obligations of state and political subdivisions	3,129	3,223	3,129	3,217	3,199	3,309	1,644	1,705
Other debt securities	75	75	75	75	75	75	75	75
Total debt securities	79,814	80,805	76,377	77,106	84,828	86,754	75,924	77,116
Marketable equity securities	531	591	531	587	1,251	1,160	1,711	1,581
Securities held-to-maturity:								
Mortgage-backed securities	1,688	1,497	1,728	1,344	9,463	8,985	13,197	13,179
Total	$ 82,033	$ 82,893	$ 78,636	$ 79,037	$ 95,542	$ 96,899	$ 90,832	$ 91,876

Source: SI Financial Group's Prospectus

EXHIBIT 20

Mix of Deposits
At March 31, 2004 and at December 31, 2001, 2002 and 2003

	At March, 2004	At December 31,		
		2003	2002	2001
	Amount	Amount	Amount	Amount
		(Dollars in thousands)		
Noninterest-bearing demand deposits	$ 38,812	$ 40,371	$ 37,625	$ 35,256
NOW and money market accounts	106,018	101,852	90,516	82,067
Savings accounts	89,342	89,846	84,200	72,558
Certificate of deposit accounts	191,427	185,242	185,974	173,148
Total	$ 425,599	$ 417,311	$ 398,315	$ 363,029

Source: SI Financial Group's Prospectus

EXHIBIT 21

Certificates of Deposit By Maturity
At March 31, 2004

	Amount Due						
	Les Than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years to Four Years	More Than Four Years	Total	Percent of Total Certificate Accounts
			(In thousands)				
Interest rate:							
0.00% - 1.00%	$ 7,305	$ --	$ --	$ --	$ --	$ 7,305	3.8%
1.01% - 2.00%	63,727	7,130	386	--	--	71,243	37.2%
2.01% - 3.00%	6,764	10,072	17,500	43	--	34,379	18.0%
3.01% - 4.00%	20,220	3,265	4,808	8,300	5,542	42,135	22.0%
4.01% - 5.00%	4,687	9,726	3,237	5,101	221	22,972	12.0%
5.01% - 6.00%	1,154	584	4,101	5,270	324	11,433	6.0%
6.01% - 7.02%	61	1,812	7	80	--	1,960	1.0%
Total	$ 103,918	$ 32,589	$ 30,039	$ 18,794	$ 6,087	$ 191,427	100.0%

Source: SI Financial Group's Prospectus

EXHIBIT 22

Deposit Activity
For the Three Months Ended March 31, 2003 and 2004 and
For the Years Ended December 31, 2001, 2002, and 2003

	Three Months Ended March 31,		Year Ended December 31,		
	2004	2003	2003	2002	2001
	(Dollars in thousands)				
Beginning balance	$ 417,311	$ 398,315	$ 398,315	$ 363,029	$ 321,822
Increase before interest credited	6,835	4,751	12,389	26,781	29,763
Interest credited	1,453	1,802	6,607	8,505	11,444
Net increase in deposits	8,288	6,553	18,996	35,286	41,207
Ending balance	$ 425,599	$ 404,868	$ 417,311	$ 398,315	$ 363,029

Source: SI Financial Group's Prospectus

EXHIBIT 23

Borrowed Funds Activity
At or For the Three Months Ended March 31, 2003 and 2004, and
At or For the Year Ended December 31, 2001, 2002 and 2003

	Three Months Ended March 31,		Year Ended December 31,		
	2004	2003	2003	2002	2001
	(Dollars in thousands)				
Maximum amount of advances outstanding at any month end during the period:					
FHLB advances	$ 64,997	$ 46,655	$ 57,168	$ 47,718	$ 36,335
Trust preferred securities	7,217	7,217	7,217	7,217	--
Other borrowings	--	1,951	1,951	1,955	--
Average advances outstanding during the period:					
FHLB advances	$ 62,650	$ 45,163	$ 49,693	$ 40,618	$ 31,870
Trust preferred securities	7,217	7,217	7,217	5,234	--
Other borrowings	--	1,649	1,223	1,378	--
Weighted average interest rate during the period:					
FHLB advances	4.30%	4.95%	4.66%	5.28%	5.65%
Trust preferred securities	4.85%	5.23%	4.99%	6.38%	--
Other borrowings	--	4.67%	6.00%	6.31%	--
Balance outstanding at end of period:					
FHLB advances	$ 64,997	$ 46,665	$ 57,168	$ 43,918	$ 35,183
Trust preferred securities	7,217	7,217	7,217	7,217	--
Other borrowings	--	1,101	--	1,951	--
Weighted average interest rate at end of period:					
FHLB advances	4.14%	4.78%	4.29%	4.94%	5.49%
Trust preferred securities	4.92%	5.32%	4.85%	5.32%	--
Other borrowings	--	6.68%	--	6.68%	--

Source: SI Financial Group's Prospectus

EXHIBIT 24

OFFICES OF SAVINGS INSTITUTE BANK AND TRUST
WILLIMANTIC, CONNECTICUT
As of March 31, 2004

Location	Owned or Leased	Year Opened	Net Book Value as of March 31, 2004 (000)
Main Office			
803 Main Street Willimantic, CT 06226	Owned	1870	$2,252
Branches:			
807 Main Street Hebron, CT 06248	Owned	1974	68
554 Exeter Road, Route 207 Lebanon, CT 06249	Owned	1978	120
530 Stonington Road, Route 1 Stonington, CT 06378	Leased	1987	19
9 Proulx Street Brooklyn, CT 06234	Leased	1990	210
85 Freshwater Boulevard Enfield, CT 06082	Leased	1992	33
Bell Park Plaza 563 Hartford Pike Dayville, CT 06241	Leased	1996	10
180 River Road, Route 12 Lisbon, CT 06351	Leased	2001	157
971 Poquonnock Road Groton, CT 06340	Leased	1997	21
Big Y 224 Salem Turnpike Norwich, CT 06360	Leased	1998	--
334 Prospect Street Moosup, CT 06354	Leased	1998	297
60 Cantor Drive Willimantic, CT 06226	Leased	1998	15
474 Boston Post Road North Windham, CT 06256	Leased	2000	99
180 Westminster Road, Route 14 Canterbury, CT 06331	Leased	1998	35
East Brook Mall Mansfield Center, CT 06250	Leased	2002	564

Source: SI Financial Group's Prospectus

EXHIBIT 25

DIRECTORS AND MANAGEMENT OF THE BANK
At March 31, 2004

Name	Position(s) Held with the Bank	Age [1]	Director Since	Term Expires
Robert C. Cushman, Sr.	Director	69	1993	2005
Roger Engle	Director	65	1998	2005
Robert O. Gillard	Director	57	1999	2005
Everett A. Watson	Director	71	1995	2005
Donna M. Evan	Director	55	1996	2006
Henry P. Hinckley	Director	63	1984	2006
Steven H. Townsend	Director	50	2003	2006
Rheo A. Brouillard	President & Chief Executive Officer & Director	50	1995	2007
Brian J. Hull	Chief Financial Officer & Treasurer	44	--	--
Michael J. Moran	Senior Vice President	55	--	--
Sonia M. Dudas	Senior Vice President	53	--	--

[1] Age as of March 31, 2004

Source: SI Financial Group's Prospectus

EXHIBIT 26

Key Demographic Data and Trends
Market Area, Hartford, New London, Tolland and Windham Counties,
Connecticut and the United States
1990, 2000 and 2008

	1990	2000	% Change	2008	% Change
Population					
Market Area	1,337,964	1,361,726	1.8%	1,403,539	3.1%
Hartford County	851,783	857,183	0.6%	878,676	2.5%
New London County	254,957	259,088	1.6%	264,040	1.9%
Tolland County	128,699	136,364	6.0%	147,423	8.1%
Windham County	102,525	109,091	6.4%	113,400	3.9%
Connecticut	3,287,116	3,405,565	3.6%	3,528,871	3.6%
United States	248,709,873	281,421,906	13.2%	309,302,654	9.9%
Households					
Market Area	499,886	525,506	5.1%	554,115	5.4%
Hartford County	324,646	335,098	3.2%	350,596	4.6%
New London County	93,542	99,835	6.7%	104,591	4.8%
Tolland County	44,218	49,431	11.8%	55,120	11.5%
Windham County	37,480	41,142	9.8%	43,808	6.5%
Connecticut	1,230,243	1,301,670	5.8%	1,375,515	5.7%
United States	91,993,582	105,480,101	14.7%	117,073,982	11.0%
Per Capita Income					
Market Area	$ 15,985	$ 22,887	43.2%	--	--
Hartford County	18,983	26,047	37.2%	--	--
New London County	16,702	24,678	47.8%	--	--
Tolland County	17,849	25,474	42.7%	--	--
Windham County	14,520	20,443	40.8%	--	--
Connecticut	20,189	28,766	42.5%	--	--
United States	14,420	21,587	49.7%	--	--
Median Household Income					
Market Area	$ 36,976	$ 49,146	32.9%	$ 59,328	20.7%
Hartford County	40,609	50,756	25.0%	64,088	26.3%
New London County	37,488	50,646	35.1%	61,865	22.2%
Tolland County	45,019	59,044	31.2%	72,694	23.1%
Windham County	33,851	45,115	33.3%	53,143	17.8%
Connecticut	41,721	53,935	29.3%	68,740	27.4%
United States	30,056	41,994	39.7%	54,319	29.3%

Source: Census Bureau and ESRI

EXHIBIT 27

Key Housing Data
Market Area, Hartford, New London, Tolland and Windham Counties, Connecticut and the United States
1990 & 2000

Occupied Housing Units		1990	2000
Market Area		499,716	525,506
Hartford County		324,691	335,098
New London County		93,245	99,835
Tolland County		44,309	49,431
Windham County		37,471	41,142
Connecticut		1,230,479	1,301,670
United States		91,947,410	105,480,101
Occupancy Rate			
Market Area			
	Owner-Occupied	66.4%	67.8%
	Renter-Occupied	35.8%	34.2%
Hartford County			
	Owner-Occupied	62.7%	64.2%
	Renter-Occupied	37.3%	35.8%
New London County			
	Owner-Occupied	64.7%	66.7%
	Renter-Occupied	35.3%	33.3%
Tolland County			
	Owner-Occupied	72.0%	73.5%
	Renter-Occupied	28.0%	26.5%
Windham County			
	Owner-Occupied	66.6%	67.4%
	Renter-Occupied	33.4%	32.6%
Connecticut			
	Owner-Occupied	65.6%	66.8%
	Renter-Occupied	34.4%	33.2%
United States			
	Owner-Occupied	64.2%	66.2%
	Renter-Occupied	35.8%	33.8%
Median Housing Values			
Market Area		$ 141,661	$ 132,029
Hartford County		168,000	147,300
New London County		148,900	142,200
Tolland County		165,000	151,600
Windham County		126,200	117,200
Connecticut		176,700	166,900
United States		79,098	119,600
Median Rent			
Market Area		$ 536	$ 602
Hartford County		568	645
New London County		572	646
Tolland County		598	662
Windham County		488	548
Connecticut		598	681
United States		374	602

Source: U.S. Census Bureau

EXHIBIT 28

Major Sources of Employment by Industry Group
Market Area, Hartford, New London, Tolland and Windham Counties, Connecticut and the United States
1990 and 2000

	1990						
Industry Group	Market Area	Hartford County	New London County	Tolland County	Windham County	Connecticut	United States
Agriculture/Mining	1.3%	1.0%	1.6%	1.3%	3.2%	1.3%	1.3%
Construction	5.9%	5.3%	7.7%	5.8%	7.1%	5.9%	4.8%
Manufacturing	19.8%	18.7%	22.2%	18.6%	24.8%	20.5%	19.2%
Transportation/Utilities	5.4%	5.4%	5.9%	4.8%	5.5%	5.9%	5.9%
Wholesale/Retail	19.0%	18.8%	18.9%	20.5%	18.7%	19.6%	27.5%
Finance, Insurance & Real Estate	12.6%	15.7%	5.2%	11.7%	5.0%	10.4%	7.3%
Services	36.0%	35.1%	38.5%	37.3%	35.7%	36.4%	34.0%

	2000						
Industry Group	Market Area	Hartford County	New London County	Tolland County	Windham County	Connecticut	United States
Agriculture/Mining	0.6%	0.3%	0.8%	0.9%	1.8%	0.4%	1.9%
Construction	5.5%	5.1%	6.3%	5.9%	6.8%	6.0%	6.8%
Manufacturing	14.5%	14.4%	14.2%	13.6%	17.9%	14.8%	14.1%
Wholesale/Retail	14.2%	14.1%	13.8%	14.5%	15.4%	14.4%	15.3%
Transportation/Utilities	4.2%	4.1%	4.7%	3.8%	4.0%	3.9%	5.2%
Information	2.5%	2.7%	2.3%	2.4%	1.6%	3.3%	3.1%
Finance, Insurance & Real Estate	10.8%	13.6%	4.3%	10.7%	4.7%	9.8%	6.9%
Services	47.6%	45.9%	53.5%	48.3%	47.9%	47.3%	46.7%

Source: Bureau of the Census

EXHIBIT 29

Unemployment Rates
Market Area, Hartford, New London, Tolland and Windham Counties,
Connecticut and the United States
2000, 2001, 2002, 2003 and through April 2004

Location	2000	2001	2002	2003	Through April 2004
Market area	2.7%	3.6%	4.5%	5.8%	5.2%
Hartford County	2.5%	3.5%	4.7%	6.2%	5.8%
New London County	2.2%	2.8%	3.8%	4.8%	4.6%
Tolland County	1.6%	2.3%	3.3%	4.4%	4.3%
Windham County	2.8%	3.7%	4.7%	6.2%	6.0%
Connecticut	2.2%	3.3%	4.3%	5.5%	5.2%
United States	4.0%	4.8%	5.8%	6.0%	5.4%

Source: Local Area Unemployment Statistics - U.S. Bureau of Labor

EXHIBIT 30

Market Share of Deposits
Market Area
June 30, 2003

	Market Area's Deposits ($000)	Savings Institute's Share ($000)	Savings Institute's Share (%)
Banks	$ 12,732,828	---	---
Thrifts	14,557,571	$ 420,946	2.9%
	$ 27,290,399	$ 420,946	1.5%

Source: FDIC

EXHIBIT 31

National Interest Rates by Quarter
2001 - 2004

	1st Qtr. 2001	2nd Qtr. 2001	3rd Qtr. 2001	4th Qtr. 2001
Prime Rate	7.50%	6.75%	5.75%	4.75%
90-Day Treasury Bills	4.75%	3.51%	2.95%	1.74%
1-Year Treasury Bills	4.90%	3.70%	3.27%	2.35%
30-Year Treasury Notes	5.92%	5.70%	5.65%	5.62%

	1st Qtr. 2002	2nd Qtr. 2002	3rd Qtr. 2002	4th Qtr. 2002
Prime Rate	4.75%	4.75%	4.75%	4.25%
90-Day Treasury Bills	1.72%	1.68%	1.20%	1.05%
1-Year Treasury Bills	1.60%	1.59%	1.25%	1.14%
30-Year Treasury Notes	4.95%	4.94%	4.69%	4.58%

	1st Qtr. 2003	2nd Qtr. 2003	3rd Qtr. 2003	4th Qtr. 2003
Prime Rate	4.00%	4.00%	4.00%	4.00%
90-Day Treasury Bills	1.02%	1.00%	1.98%	0.94%
1-Year Treasury Bills	1.13%	1.12%	1.10%	1.11%
30-Year Treasury Notes	4.62%	4.70%	4.78%	4.85%

	1st Qtr. 2004
Prime Rate	4.00%
90-Day Treasury Bills	0.93%
1-Year Treasury Bills	1.44%
30-Year Treasury Notes	5.48%

Source: The Wall Street Journal

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 21, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FFLC	FFLC Bancorp Inc.	FL	NASDAQ	25.435	30.950	24.860	-7.51	-7.84	1.68	181.94	0.49	15.42	173.97	13.98	15.42
FFFL	Fidelity Bankshares Inc.	FL	NASDAQ	34.260	38.450	20.510	1.63	-6.65	1.27	215.05	0.40	27.41	267.87	15.93	25.84
FCFL	First Community Bank Corp.	FL	NASDAQ	20.000	26.190	11.080	-10.11	25.00	0.86	90.53	0.00	NA	192.96	19.36	NA
HARB	Harbor Florida Bancshares Inc.	FL	NASDAQ	26.690	31.500	23.400	-5.12	-4.85	1.73	106.87	0.58	15.79	232.29	24.97	16.32
EBDC	Ebank Financial Services Inc.	GA	OTC BB	1.050	2.000	0.850	3.96	-7.89	-0.36	35.88	0.00	NM	177.36	3.09	NM
NTBK	NetBank Inc.	GA	NASDAQ	10.600	15.550	9.920	-4.93	-12.76	1.04	93.04	0.08	10.39	114.84	11.39	11.66
FFSX	First Federal Bankshares Inc.	IA	NASDAQ	22.900	25.240	17.500	0.48	-2.55	1.52	167.29	0.34	15.47	119.83	13.69	15.51
CASH	First Midwest Financial Inc.	IA	NASDAQ	23.500	24.500	18.140	0.26	1.08	1.72	304.24	0.52	13.74	121.64	7.73	16.63
HZFS	Horizon Financial Svcs Corp.	IA	OTC BB	14.250	18.000	12.250	-10.38	-18.57	1.66	124.81	0.22	8.69	97.67	11.42	9.55
FFFD	North Central Bancshares Inc.	IA	NASDAQ	38.000	39.250	33.640	2.95	4.11	3.52	279.32	0.88	11.41	145.82	13.61	11.41
AFBA	Allied First Bancorp Inc.	IL	OTC BB	15.700	18.100	13.100	-7.65	-4.85	0.87	232.05	0.00	17.64	86.88	6.77	18.16
BPLS	BankPlus FSB	IL	OTC BB	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
CFSL	Chesterfield Financial Corp.	IL	NASDAQ	27.870	27.870	20.650	4.97	7.73	0.63	93.12	0.30	46.45	144.40	29.92	46.45
CFSB	Citizens First Financial Corp.	IL	NASDAQ	25.000	28.500	19.999	2.25	10.62	1.06	229.97	0.40	25.77	112.16	10.87	NA
ESDF	East Side Financial Inc.	IL	Pink Sheet	33.000	33.000	33.000	0.00	0.00	1.65	378.11	0.25	20.00	73.33	8.73	31.34
EFC	EFC Bancorp Inc.	IL	AMEX	24.600	28.490	18.010	-8.72	-6.99	1.78	199.24	0.59	14.56	139.69	12.33	15.95
FBTC	First BancTrust Corp.	IL	NASDAQ	25.990	27.500	19.800	-1.92	4.17	1.47	183.07	0.40	18.56	119.68	14.20	19.89
FFBI	First Federal Bancshares Inc.	IL	NASDAQ	33.410	36.000	22.200	2.64	1.24	1.58	178.36	0.44	22.73	145.36	18.73	39.29
FSFF	First SecurityFed Financial	IL	NASDAQ	35.160	35.400	24.800	0.57	0.60	2.29	122.41	0.63	16.35	151.88	26.38	16.05
GTPS	Great American Bancorp	IL	NASDAQ	32.000	36.750	28.300	-7.25	-5.88	1.80	208.22	0.44	19.75	136.40	15.37	19.75
HMLK	Hemlock Federal Financial Corp	IL	NASDAQ	29.000	31.750	26.500	0.52	0.97	1.86	329.20	0.65	17.16	118.61	8.31	25.41
MAFB	MAF Bancorp Inc.	IL	NASDAQ	43.120	44.950	35.080	0.23	-1.44	3.27	275.79	0.75	13.56	155.16	15.64	14.04
MCPH	Midland Capital Holdings Corp.	IL	OTC BB	37.500	40.000	28.000	0.00	-5.06	2.66	411.69	0.66	14.10	119.66	9.11	14.96
NBSI	North Bancshares Inc.	IL	NASDAQ	22.240	23.460	12.750	-0.67	59.11	0.32	116.84	0.38	69.50	188.63	19.03	80.61
PFED	Park Bancorp Inc.	IL	NASDAQ	31.110	35.050	24.700	2.00	-1.46	2.24	233.88	0.60	15.10	109.77	12.38	16.69
RFBK	Rantoul First Bank SB	IL	Pink Sheet	16.000	24.000	12.400	-7.78	-11.11	NA	169.56	0.00	NM	126.46	9.44	NA
UMBR	Umbrella Bancorp Inc.	IL	OTC BB	2.000	5.100	0.750	42.86	-33.33	NA	NA	NA	NA	NA	NA	NA
AMFC	AMB Financial Corp.	IN	NASDAQ	17.000	19.360	13.120	-5.29	-2.30	1.22	156.18	0.21	15.32	129.97	10.89	16.47
ASBI	Ameriana Bancorp	IN	NASDAQ	14.810	18.000	13.000	-10.68	-8.92	0.68	135.71	0.64	22.10	118.29	10.92	NM
BRBI	Blue River Bancshares Inc.	IN	NASDAQ	6.050	7.000	4.350	-0.49	-3.35	0.13	59.31	0.00	46.54	124.00	10.20	NA
CITZ	CFS Bancorp Inc.	IN	NASDAQ	13.070	15.200	12.970	-8.35	-12.75	0.37	126.49	0.44	37.34	101.40	10.33	55.62
CSFC	City Savings Financial Corp.	IN	OTC BB	26.000	29.450	19.750	-4.59	-5.45	3.24	263.61	0.25	9.70	124.52	9.86	10.05
FFWC	FFW Corp.	IN	NASDAQ	22.950	26.120	18.180	4.27	-12.14	1.89	183.77	0.63	12.41	123.14	12.49	12.61

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 21, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FFED	Fidelity Federal Bancorp	IN	NASDAQ	1.800	2.550	1.100	2.86	-10.00	0.02	19.74	0.00	NM	111.11	9.12	118.18
FBEI	First Bancorp of Indiana Inc.	IN	NASDAQ	20.350	23.400	17.200	5.28	-2.82	0.97	131.61	0.50	22.87	108.69	15.46	23.02
FCAP	First Capital Inc.	IN	NASDAQ	23.500	25.000	17.950	0.00	2.17	1.30	143.87	0.56	17.94	152.25	16.33	18.73
HFSK	HFS Bank FSB	IN	Pink Sheet	12.500	14.000	11.250	4.17	-7.41	0.91	122.22	0.39	13.89	118.93	10.23	14.58
HBBI	Home Building Bancorp	IN	OTC BB	23.800	24.000	19.000	-0.83	8.18	1.54	195.56	0.41	16.53	93.08	12.17	15.56
HWEN	Home Financial Bancorp	IN	NASDAQ	6.110	6.400	4.750	13.15	0.16	0.25	44.04	0.12	24.44	117.27	13.88	17.67
LNCB	Lincoln Bancorp	IN	NASDAQ	16.840	21.520	16.120	-9.80	-18.80	0.90	131.35	0.50	19.58	92.58	12.82	19.02
LOGN	Logansport Financial Corp.	IN	NASDAQ	19.050	22.450	17.530	-11.19	-13.41	1.59	175.61	0.56	12.21	100.35	10.85	13.80
LSBI	LSB Financial Corp.	IN	NASDAQ	24.300	28.000	22.070	-2.80	-8.30	2.18	244.80	0.52	11.68	114.25	9.75	11.68
MFBC	MFB Corp.	IN	NASDAQ	35.000	35.000	24.810	14.68	7.69	1.67	320.93	0.45	22.01	131.53	10.91	22.01
MFSF	MutualFirst Financial Inc.	IN	NASDAQ	22.500	29.210	21.300	-2.17	-11.07	1.64	155.68	0.43	14.24	120.91	14.45	14.25
NEIB	Northeast Indiana Bancorp	IN	NASDAQ	21.350	22.150	16.850	-0.70	1.18	1.31	149.41	0.54	16.68	116.35	14.29	16.90
NWIN	NorthWest Indiana Bancorp	IN	OTC BB	31.850	33.000	26.010	-0.16	5.29	2.16	190.17	1.21	14.95	207.22	16.75	15.31
PFDC	Peoples Bancorp	IN	NASDAQ	25.600	28.000	19.800	0.39	2.44	1.55	147.24	0.67	16.84	134.52	17.38	16.84
PBNC	PFS Bancorp Inc.	IN	NASDAQ	19.500	20.800	16.800	-2.99	-4.83	0.60	80.25	0.30	31.97	106.74	24.30	31.81
RIVR	River Valley Bancorp	IN	NASDAQ	23.010	30.250	16.825	4.59	-14.14	1.67	154.90	0.60	14.47	165.78	14.85	14.49
SOBI	*Sobieski Bancorp Inc.*	IN	NASDAQ	5.989	13.590	5.650	-17.40	-28.28	-7.64	163.70	0.34	NM	76.05	3.66	NM
UCBC	Union Community Bancorp	IN	NASDAQ	17.750	19.600	16.150	3.44	-3.01	1.10	126.15	0.60	16.28	104.11	14.07	16.28
FFSL	First Independence Corp.	KS	Pink Sheet	18.000	19.000	14.200	3.75	-2.70	1.21	179.14	0.56	15.00	107.27	10.05	15.00
CKFB	CKF Bancorp Inc.	KY	NASDAQ	15.250	18.040	11.625	-4.21	-5.34	1.16	100.17	0.48	13.50	147.59	15.22	13.50
CFBC	Community First Bancorp Inc.	KY	OTC BB	15.000	20.000	12.000	-9.09	-23.08	NA	153.18	0.00	NA	98.98	9.79	NA
FKKY	Frankfort First Bancorp Inc.	KY	NASDAQ	21.610	24.400	18.570	-9.69	-8.04	0.81	108.93	1.12	28.06	154.80	19.83	28.06
HFFB	Harrodsburg First Fin Bancorp	KY	NASDAQ	20.000	25.000	15.400	3.90	-16.67	0.80	146.69	0.60	25.00	114.84	13.63	25.47
HFBC	HopFed Bancorp Inc.	KY	NASDAQ	17.190	18.500	15.500	0.88	-6.77	0.95	149.02	0.48	18.09	128.00	11.54	19.92
FPBF	FPB Financial Corp.	LA	OTC BB	21.520	23.000	17.750	-6.43	-6.43	1.89	321.61	0.65	11.82	86.39	6.69	11.82
GLBP	Globe Bancorp Inc.	LA	OTC BB	15.100	22.000	15.100	-8.48	-16.11	0.62	116.66	0.35	27.45	74.49	12.94	24.35
GSLA	GS Financial Corp.	LA	NASDAQ	19.640	20.000	18.000	1.97	0.20	0.58	164.56	0.40	53.08	87.44	11.94	NM
HSTD	Homestead Bancorp Inc.	LA	Pink Sheet	11.500	14.250	11.500	-9.80	-15.44	NA	NA	NA	NA	NA	NA	NA
TSH	Teche Holding Co.	LA	AMEX	35.600	41.500	29.580	3.19	-10.66	2.81	255.83	0.70	13.64	137.45	13.91	13.72
BHL	Berkshire Hills Bancorp Inc.	MA	AMEX	34.750	39.200	24.660	2.21	-7.46	1.86	212.89	0.48	20.20	161.33	16.32	23.12
BFD	BostonFed Bancorp Inc.	MA	AMEX	30.000	38.300	24.000	-9.64	-14.04	1.28	368.43	0.64	24.59	142.05	8.14	26.94
BRKL	Brookline Bancorp Inc.	MA	NASDAQ	14.220	16.250	13.730	-0.28	-8.26	0.34	27.00	0.74	41.82	140.65	52.70	45.38
CEBK	Central Bancorp Inc.	MA	NASDAQ	34.520	38.000	31.600	-7.53	-4.11	1.89	294.58	0.48	18.36	132.26	11.72	18.96

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 21, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FCB	Falmouth Bancorp Inc.	MA	AMEX	36.390	39.000	24.500	-0.57	-2.96	0.48	173.08	0.52	NM	191.30	21.02	96.03
HIFS	Hingham Instit. for Savings	MA	NASDAQ	40.750	44.969	34.400	0.62	3.11	3.17	235.28	0.91	13.02	200.84	17.32	13.13
LSBX	LSB Corp.	MA	NASDAQ	15.170	18.250	13.450	-12.01	-16.19	1.03	112.28	0.49	15.17	117.05	13.51	22.34
MASB	MASSBANK Corp.	MA	NASDAQ	33.000	44.270	29.950	-6.57	-19.22	1.79	227.23	0.94	18.86	129.11	14.52	20.20
MFLR	Mayflower Co-operative Bank	MA	NASDAQ	15.200	21.000	11.073	-11.16	-16.02	1.00	101.95	0.40	16.00	174.11	14.90	17.09
MYST	Mystic Financial Inc.	MA	NASDAQ	28.100	33.470	18.810	-13.70	-13.91	1.12	273.87	0.39	26.76	148.21	9.58	33.92
SCFS	Seacoast Financial Services	MA	NASDAQ	33.680	35.380	18.810	5.05	-2.77	1.61	171.78	0.52	21.32	220.13	19.61	21.45
WRO	Woronoco Bancorp Inc.	MA	AMEX	30.330	40.500	24.300	-10.13	-16.79	1.93	224.71	0.69	16.94	136.87	13.49	17.25
ABKD	American Bank Holdings Inc.	MD	OTC BB	8.100	8.100	6.800	1.25	1.25	0.55	125.76	0.06	12.27	106.61	6.44	14.57
BUCS	BUCS Financial Corp	MD	OTC BB	26.600	26.770	20.000	0.00	19.43	1.24	295.03	0.00	22.74	106.70	9.02	21.59
SVBI	Severn Bancorp Inc.	MD	NASDAQ	29.050	34.200	21.550	-6.29	-6.74	2.68	129.95	0.34	10.53	246.81	22.53	10.88
WSB	Washington Savings Bank FSB	MD	AMEX	9.250	11.090	7.810	-2.63	0.54	1.12	57.51	0.17	8.64	151.64	16.09	9.68
NBN	Northeast Bancorp	ME	AMEX	19.450	20.500	15.000	1.04	0.78	1.47	204.49	0.34	13.41	130.98	9.51	NA
CTZN	Citizens First Bancorp Inc.	MI	NASDAQ	22.140	24.470	19.690	-4.07	-6.62	1.58	131.52	0.34	14.10	116.45	16.83	14.07
FBC	Flagstar Bancorp Inc.	MI	NYSE	20.280	28.110	18.100	-6.97	-14.36	4.16	200.32	0.65	5.20	183.53	10.12	5.20
MCBF	Monarch Community Bancorp Inc	MI	NASDAQ	13.500	17.210	13.010	-5.26	-14.29	0.19	85.30	0.20	NM	86.56	15.83	71.00
STBI	Sturgis Bancorp	MI	NASDAQ	13.050	15.870	10.500	2.76	-8.42	0.93	102.31	0.35	16.52	125.72	12.76	NA
FFHH	FSF Financial Corp.	MN	NASDAQ	34.700	34.800	25.450	23.75	15.67	2.16	216.51	1.25	17.01	153.95	15.75	17.66
HMNF	HMN Financial Inc.	MN	NASDAQ	25.400	28.190	18.500	-4.51	-9.09	2.42	199.62	0.78	10.90	139.33	12.72	11.45
WEFC	Wells Financial Corp.	MN	NASDAQ	26.970	34.790	22.160	-6.19	-20.68	2.74	194.94	0.82	10.06	110.85	13.84	10.06
CCFC	CCSB Financial Corp.	MO	OTC BB	13.000	16.180	12.550	-6.47	-17.72	0.09	91.76	0.00	NM	84.42	14.17	162.50
FBSI	First Bancshares Inc.	MO	NASDAQ	20.500	21.880	16.000	0.74	1.49	1.43	164.56	0.16	15.30	124.47	12.46	15.20
NASB	NASB Financial Inc.	MO	NASDAQ	36.240	44.500	23.300	-11.93	-13.92	2.92	143.98	1.36	11.88	242.90	25.17	12.54
PULB	Pulaski Financial Corp.	MO	NASDAQ	17.000	20.439	11.255	-6.44	-12.09	1.08	91.11	0.24	16.83	242.51	18.66	18.45
SMBC	Southern Missouri Bancorp Inc.	MO	NASDAQ	16.000	17.500	12.190	6.38	2.56	1.24	130.28	0.34	13.33	138.77	12.22	13.46
CSBC	Citizens South Banking Corp.	NC	NASDAQ	12.860	15.250	12.500	-1.91	-5.23	0.37	58.67	0.24	34.76	126.95	21.92	47.36
CDLC	Coddle Creek Financial Corp.	NC	Pink Sheet	34.750	37.500	30.050	-4.79	2.21	1.76	198.90	1.75	19.74	109.73	17.47	19.74
KSAV	KS Bancorp Inc.	NC	OTC BB	20.500	25.000	17.250	-2.38	2.50	1.01	172.94	0.80	20.50	130.48	11.85	21.08
MTUC	Mutual Community Savings Bank	NC	OTC BB	10.000	13.500	9.700	-4.76	-9.09	-0.54	258.48	0.00	NM	48.03	3.87	NM
SSFC	South Street Financial Corp.	NC	NASDAQ	10.000	10.950	9.050	5.26	-3.02	0.38	69.30	0.40	26.32	119.99	14.43	26.32
AFSF	AFS Financial Corp.	ND	OTC BB	60.000	NA	NA	0.00	0.00	NA	NA	NA	NA	NA	NA	NA
CFB	Commercial Federal Corp.	NE	NYSE	27.020	28.480	20.100	9.48	-3.15	1.97	299.92	0.45	13.86	145.90	9.01	17.34
TONE	TierOne Corp.	NE	NASDAQ	21.640	25.370	18.150	3.29	-3.82	1.24	124.89	0.05	17.88	129.22	17.33	18.68

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 21, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
NHTB	New Hampshire Thrift Bncshrs	NH	NASDAQ	30.250	35.669	21.920	0.80	-3.66	3.10	271.33	0.77	10.08	148.94	11.15	10.77
FNSW	Farnsworth Bancorp Inc.	NJ	OTC BB	16.500	18.000	11.458	-2.94	14.45	1.18	177.48	0.08	14.10	130.05	9.30	18.26
FSLA	First Sentinel Bancorp Inc.	NJ	NASDAQ	20.870	22.000	14.600	2.81	-2.25	0.68	79.71	0.42	31.62	242.11	26.18	29.51
FMCO	FMS Financial Corp.	NJ	NASDAQ	16.520	20.500	13.150	-7.71	-8.27	1.00	192.82	0.12	16.69	164.67	8.57	18.58
OCFC	OceanFirst Financial Corp.	NJ	NASDAQ	22.450	28.000	21.450	2.05	-9.37	1.56	132.29	0.80	15.17	217.96	16.97	15.38
PBCI	Pamrapo Bancorp Inc.	NJ	NASDAQ	24.800	29.600	17.295	-1.90	-12.21	1.57	128.43	0.81	15.80	236.19	19.31	15.80
PFSB	PennFed Financial Services Inc	NJ	NASDAQ	29.380	36.950	25.370	-7.84	-14.52	1.73	270.98	0.40	18.14	166.65	10.79	NA
PFS	Provident Financial Services	NJ	NYSE	17.950	21.550	15.910	5.59	-7.38	0.63	70.79	0.20	28.49	131.16	25.36	28.44
SYNF	Synergy Finl Group Inc.	NJ	NASDAQ	9.250	11.500	5.372	-5.13	-14.27	0.23	47.49	0.00	NA	109.12	16.68	NA
AABC	Access Anytime Bancorp Inc.	NM	NASDAQ	13.700	14.740	9.400	0.81	-1.93	0.96	152.48	0.00	15.57	117.93	8.98	NA
GUPB	GFSB Bancorp Inc.	NM	NASDAQ	21.590	25.980	16.260	-8.44	-16.54	1.44	208.43	0.47	15.64	133.51	10.36	15.63
AF	Astoria Financial Corp.	NY	NYSE	36.810	42.550	24.940	6.66	-8.00	2.54	289.54	0.91	14.67	187.71	11.95	15.05
ALFC	Atlantic Liberty Financial	NY	NASDAQ	18.270	20.900	16.480	5.06	-10.00	0.87	100.92	0.15	21.24	110.43	18.10	21.24
CNY	Carver Bancorp Inc.	NY	AMEX	21.750	26.500	15.070	-6.41	-11.41	2.03	235.78	0.20	11.63	117.94	9.27	12.18
DCOM	Dime Community Bancshares Inc.	NY	NASDAQ	16.940	21.513	15.333	-10.28	-17.77	1.40	90.16	0.45	12.55	229.85	18.80	12.98
ESBK	Elmira Savings Bank	NY	NASDAQ	32.060	32.500	24.546	4.26	0.98	2.40	288.22	0.74	13.58	146.39	11.12	15.30
FNFG	First Niagara Finl Group	NY	NASDAQ	12.090	16.550	11.900	-7.36	-18.03	0.58	59.20	0.24	21.21	102.72	19.35	20.40
FFIC	Flushing Financial Corp.	NY	NASDAQ	17.620	19.500	13.027	2.20	-5.83	1.25	102.94	0.29	14.56	220.80	17.12	14.58
GPT	GreenPoint Financial Corp.	NY	NYSE	38.520	47.300	28.850	1.08	-12.91	3.81	181.01	0.99	10.30	237.19	19.38	10.35
HRBT	Hudson River Bancorp	NY	NASDAQ	17.370	21.440	11.860	-5.85	-17.95	1.14	86.34	0.30	15.79	170.80	18.77	15.81
ICBC	Independence Comm. Bank Corp.	NY	NASDAQ	36.460	41.580	26.800	0.00	-9.10	2.85	182.22	0.75	13.50	191.09	20.01	NA
NYB	New York Community Bancorp	NY	NYSE	22.080	35.570	19.605	-15.98	-33.09	1.82	97.81	0.73	12.55	172.91	22.17	13.68
PBCP	Provident Bancorp Inc.	NY	NASDAQ	10.340	12.420	6.926	-4.70	-9.93	0.26	43.26	0.40	41.36	117.63	23.89	48.10
SFFS	Sound Federal Bancorp Inc.	NY	NASDAQ	12.840	17.350	12.650	-6.82	-17.96	0.54	67.58	0.22	24.69	123.46	19.00	24.69
TRST	TrustCo Bank Corp NY	NY	NASDAQ	12.450	14.250	10.660	-5.61	-8.19	0.72	39.03	0.60	17.29	395.07	31.90	20.02
WSBI	Warwick Community Bancorp	NY	NASDAQ	30.630	35.300	28.170	-3.50	-10.52	0.72	165.97	0.60	45.72	183.49	18.46	48.65
ASBP	ASB Financial Corp.	OH	NASDAQ	23.311	29.240	14.810	-6.76	-8.59	1.26	96.26	1.55	19.76	228.02	24.22	20.14
CAFI	Camco Financial Corp.	OH	NASDAQ	14.130	18.510	12.630	-9.13	-15.79	0.74	143.77	0.58	19.36	111.70	9.83	21.75
GCFC	Central Federal Corp.	OH	NASDAQ	12.950	16.180	10.700	1.65	-10.13	-0.76	56.35	0.36	NM	133.78	22.98	NA
CIBI	Community Investors Bancorp	OH	NASDAQ	14.870	17.000	11.880	-1.33	-8.21	0.84	110.80	0.34	18.59	121.76	13.42	18.59
FFDF	FFD Financial Corp.	OH	NASDAQ	14.050	15.650	13.250	2.70	-6.34	0.81	114.84	0.41	20.66	99.29	12.25	18.01
FDEF	First Defiance Financial	OH	NASDAQ	24.540	30.650	19.280	-5.58	-10.01	1.97	162.02	0.70	13.12	123.44	15.14	13.91
FFBZ	First Federal Bancorp Inc.	OH	NASDAQ	8.690	10.000	7.250	-3.44	-5.03	0.56	76.23	0.23	16.09	128.93	11.68	14.41

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 21, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FFHS	First Franklin Corp.	OH	NASDAQ	17.750	21.480	14.050	-4.57	-11.80	0.80	168.61	0.32	23.36	120.18	10.52	28.87
FNFI	First Niles Financial Inc.	OH	NASDAQ	18.290	19.300	15.190	1.61	7.59	0.80	71.92	0.58	23.15	153.57	25.43	27.06
FPFC	First Place Financial Corp.	OH	NASDAQ	16.850	20.000	16.440	-7.42	-12.83	1.40	124.97	0.55	12.21	117.18	13.49	12.59
HCFC	Home City Financial Corp.	OH	NASDAQ	16.500	17.500	12.400	-5.71	3.12	0.85	186.82	0.44	19.64	110.85	8.83	NA
HLFC	Home Loan Financial Corp.	OH	NASDAQ	20.460	21.200	14.700	2.30	2.30	1.21	93.14	0.81	17.05	152.01	21.97	NA
IDVB	Indian Village Bancorp Inc.	OH	Pink Sheet	16.250	22.500	16.250	-7.67	-14.70	1.11	250.38	0.32	14.91	70.41	6.02	NA
LWFH	Lawrence Financial Holdings	OH	OTC BB	21.500	28.500	21.250	0.47	-10.42	0.71	192.14	0.28	32.09	98.58	11.19	38.62
NLVS	Northern Savings & Loan Co.	OH	OTC BB	20.000	26.000	19.750	-0.74	-11.11	1.00	134.97	0.61	20.00	110.86	14.82	16.05
PCBI	Peoples Community Bancorp Inc.	OH	NASDAQ	21.680	25.150	19.830	7.06	-1.00	1.45	326.14	0.00	15.94	114.28	6.65	18.01
POHF	Peoples Ohio Financial	OH	OTC BB	4.200	4.400	4.100	0.96	0.96	0.27	25.16	0.12	16.80	129.69	16.69	16.76
PSFC	Peoples-Sidney Financial Corp.	OH	NASDAQ	15.770	18.500	13.250	-6.69	-14.76	0.70	95.48	0.62	22.53	129.49	16.52	22.53
PFOH	Perpetual Federal Savings Bank	OH	OTC BB	25.000	26.000	19.750	0.00	2.04	1.85	123.65	0.88	13.30	121.90	20.22	13.51
PVFC	PVF Capital Corp.	OH	NASDAQ	14.800	17.680	12.091	8.98	-3.20	1.19	116.10	0.29	12.76	151.78	12.75	12.76
UCFC	United Community Finl Corp.	OH	NASDAQ	12.000	13.990	8.940	-6.47	-2.28	0.75	66.92	0.30	16.22	153.85	17.93	17.00
WAYN	Wayne Savings Bancshares	OH	NASDAQ	15.990	21.000	12.700	-2.26	0.89	0.72	95.20	0.47	22.21	140.87	16.80	22.21
WOFC	Western Ohio Financial Corp.	OH	NASDAQ	32.760	35.850	23.800	-3.65	4.16	1.44	224.48	1.00	24.45	131.46	14.59	24.30
WFI	Winton Financial Corp.	OH	AMEX	15.000	15.000	11.650	1.01	13.04	1.07	119.27	0.43	14.42	150.91	12.58	15.00
ESBF	ESB Financial Corp.	PA	NASDAQ	12.510	16.890	12.110	-10.52	-13.37	0.84	126.94	0.40	15.64	133.65	9.86	18.11
FSBI	Fidelity Bancorp Inc.	PA	NASDAQ	21.000	24.346	17.500	1.94	-7.12	1.60	235.30	0.44	13.91	133.63	8.92	15.68
FKFS	First Keystone Financial	PA	NASDAQ	27.000	29.000	21.500	-5.26	-0.37	1.41	296.52	0.42	20.61	157.07	9.11	41.34
GAF	GA Financial Inc.	PA	AMEX	34.950	35.250	24.850	-0.11	0.66	1.32	179.13	0.80	27.30	180.99	19.51	30.80
HARL	Harleysville Savings Financial	PA	NASDAQ	30.250	34.500	24.670	-2.80	-2.55	2.07	303.52	0.74	14.90	162.63	9.97	15.90
KNBT	KNBT Bancorp Inc.	PA	NASDAQ	16.620	17.990	14.600	7.30	-3.09	NA	69.49	NA	NA	123.66	23.92	NA
LARL	Laurel Capital Group Inc.	PA	NASDAQ	20.550	25.980	19.000	-2.14	-16.12	0.97	156.48	0.79	22.34	143.81	13.14	22.61
NTNY	Nittany Financial Corp.	PA	OTC BB	24.750	28.000	12.917	2.06	25.05	0.98	138.32	0.00	27.20	310.58	17.89	27.42
NEPF	Northeast PA Financial Corp.	PA	NASDAQ	17.800	20.000	14.770	-0.34	0.11	-0.71	209.69	0.42	NM	119.87	8.49	NA
PVSA	Parkvale Financial Corp.	PA	NASDAQ	27.600	30.730	22.150	1.47	-6.76	1.84	286.62	0.74	15.25	148.39	9.63	17.08
PHSB	PHSB Financial Corp.	PA	NASDAQ	19.000	25.490	17.350	-10.46	-12.64	1.10	117.69	1.00	18.27	116.64	16.14	36.25
RSVB	Reserve Bancorp Inc.	PA	OTC BB	17.800	20.900	16.350	-6.32	-10.55	1.09	101.13	0.20	16.18	102.80	17.60	17.29
SEFL	SE Financial Corp.	PA	OTC BB	9.700	10.500	9.600	NA	NA	NA	NA	NA	NA	NA	NA	NA
SOV	Sovereign Bancorp Inc.	PA	NYSE	21.060	25.200	15.040	5.83	-4.92	1.49	151.77	0.11	14.52	164.53	13.69	15.56
THRD	TF Financial Corp.	PA	NASDAQ	30.000	35.470	26.300	6.99	-7.61	-1.96	209.97	0.60	NM	138.89	13.06	NM
WYPT	Waypoint Financial Corp.	PA	NASDAQ	26.800	27.530	17.000	3.59	3.08	1.11	161.03	0.48	25.05	213.89	16.64	30.44

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 21, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
WGBC	Willow Grove Bncp Inc.	PA	NASDAQ	15.170	18.780	14.900	-7.39	-15.77	0.67	83.52	0.36	24.08	134.84	17.50	29.11
WVFC	WVS Financial Corp.	PA	NASDAQ	18.160	19.980	16.500	-2.84	-4.52	0.95	160.25	0.48	19.12	153.53	11.33	19.12
CFCP	Coastal Financial Corp.	SC	NASDAQ	13.670	17.400	9.189	-11.46	-5.49	0.90	87.75	0.20	16.27	242.81	15.58	16.02
DFBS	DutchFork Bancshares Inc.	SC	NASDAQ	38.691	43.250	31.240	0.50	-3.51	3.51	200.01	0.00	13.21	134.75	19.34	28.11
FCPB	First Capital Bancshares Inc.	SC	OTC BB	6.000	11.250	5.750	0.00	-14.29	NA	NA	NA	NA	NA	NA	NA
FFCH	First Financial Holdings Inc.	SC	NASDAQ	30.130	33.140	25.750	7.22	2.48	1.99	195.66	0.82	15.53	222.69	15.40	16.35
PEDE	Great Pee Dee Bancorp Inc.	SC	NASDAQ	15.490	18.100	14.100	-3.19	-8.99	0.74	87.43	0.59	21.51	105.08	17.72	23.54
SFDL	Security Federal Corp.	SC	OTC BB	23.570	26.000	19.750	7.14	8.37	1.39	209.79	0.08	NA	187.81	11.23	17.33
HFFC	HF Financial Corp.	SD	NASDAQ	15.550	18.250	14.280	-4.95	-11.94	1.11	233.99	0.43	14.40	107.76	6.64	14.48
JFBI	Jefferson Bancshares Inc.	TN	NASDAQ	11.625	15.090	11.041	-6.63	-17.38	0.16	36.76	0.20	NM	103.20	31.63	25.24
SFBK	SFB Bancorp Inc.	TN	Pink Sheet	22.500	23.000	17.200	7.14	12.50	1.38	95.72	0.20	16.42	101.81	23.51	16.42
UTBI	United Tennessee Bankshares	TN	NASDAQ	17.000	19.750	13.200	-8.01	-10.53	1.55	95.69	0.36	10.97	117.84	17.76	11.32
BAFI	BancAffiliated Inc.	TX	OTC BB	31.000	32.000	16.450	0.00	40.91	2.64	353.27	0.00	12.30	139.64	8.78	NA
ETFS	East Texas Financial Services	TX	OTC BB	15.950	15.950	13.100	11.93	17.71	0.81	188.56	0.20	20.45	91.98	8.46	28.22
FBTX	Franklin Bank Corp.	TX	NASDAQ	17.490	20.700	16.180	3.00	-5.20	0.30	106.07	0.00	NA	148.22	14.31	NA
HRGB	Heritage Bancshares	TX	OTC BB	25.850	25.950	12.900	0.31	0.90	-0.76	109.25	0.00	NM	161.99	23.66	NA
CFFC	Community Financial Corp.	VA	NASDAQ	19.400	24.700	14.250	-8.36	-8.27	1.57	154.91	0.38	11.90	143.17	12.52	13.32
GAFC	Greater Atlantic Financial	VA	NASDAQ	6.770	8.310	6.600	-12.08	-12.53	0.28	175.65	0.00	35.63	95.22	3.85	71.37
EVRT	EverTrust Financial Group Inc.	WA	NASDAQ	18.610	21.333	15.133	10.25	-4.81	1.01	111.76	0.40	19.59	141.52	16.65	20.30
FMSB	First Mutual Bancshares Inc.	WA	NASDAQ	23.610	25.250	15.347	3.69	2.65	1.66	173.26	0.26	14.85	229.22	13.62	15.25
FBNW	FirstBank NW Corp.	WA	NASDAQ	25.020	31.050	24.500	-6.19	-17.56	2.26	238.07	0.62	11.64	106.56	10.51	11.64
HFWA	Heritage Financial Corp.	WA	NASDAQ	18.520	23.000	18.495	-6.18	-13.66	1.43	107.44	0.59	13.42	188.98	17.23	NA
HRZB	Horizon Financial Corp.	WA	NASDAQ	19.290	19.390	14.170	9.98	1.47	1.23	82.54	0.49	16.08	183.71	23.38	16.65
RPFG	Rainier Pacific Finl Group Inc	WA	NASDAQ	15.990	17.050	15.220	2.50	-2.86	NA	86.42	0.05	NA	107.75	17.09	NA
RVSB	Riverview Bancorp Inc.	WA	NASDAQ	20.500	21.830	16.950	4.86	1.49	1.41	104.62	0.56	14.75	150.29	18.82	14.75
STSA	Sterling Financial Corp.	WA	NASDAQ	31.210	35.418	19.636	4.06	-5.40	2.20	270.19	0.00	14.52	163.66	11.55	14.68
TSBK	Timberland Bancorp Inc.	WA	NASDAQ	22.280	24.950	20.900	1.69	-3.13	1.53	114.34	0.54	15.37	121.62	19.48	14.42
WFSL	Washington Federal Inc.	WA	NASDAQ	23.020	26.436	20.127	-1.24	-10.25	1.75	96.09	0.80	13.15	165.37	23.95	13.21
WM	Washington Mutual Inc.	WA	NYSE	43.200	46.980	36.830	9.01	-3.36	3.88	325.36	1.53	10.04	182.90	13.28	13.15
ABCW	Anchor BanCorp Wisconsin	WI	NASDAQ	26.520	27.130	22.500	7.59	0.95	2.07	167.00	0.43	13.13	201.83	15.88	13.76
BKMU	Bank Mutual Corp.	WI	NASDAQ	10.320	12.600	8.205	0.49	-6.52	0.31	39.27	0.13	33.29	109.67	26.28	33.41
FTFC	First Federal Capital Corp	WI	NASDAQ	26.520	26.650	18.900	30.64	25.69	1.66	166.84	0.56	15.98	209.48	15.90	15.98
AFBC	Advance Financial Bancorp	WV	NASDAQ	17.810	21.750	14.400	-0.50	-2.14	1.96	228.32	0.40	9.23	116.36	7.80	10.35

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 21, 2004

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
SVBC	Sistersville Bancorp Inc.	WV	OTC BB	19.250	21.000	17.350	1.32	2.67	2.24	120.02	0.47	8.79	91.02	16.04	20.95
CRZY	Crazy Woman Creek Bancorp	WY	Pink Sheet	16.750	22.000	14.000	0.00	-14.10	0.39	120.29	0.36	45.27	104.32	13.93	104.38
ALL THRIFTS															
	AVERAGE			22.354	25.522	17.362	-0.86	-4.32	1.34	167.00	0.43	18.76	146.90	14.70	23.31
	MEDIAN			20.380	23.980	16.440	-0.50	-5.44	1.24	155.93	0.40	16.04	134.80	13.96	17.09
	HIGH			104.330	116.910	75.750	45.56	121.41	7.53	567.93	1.75	69.50	433.86	52.70	177.05
	LOW			1.050	2.000	0.750	-17.40	-33.33	-7.64	19.74	0.00	5.20	48.03	3.09	5.20
AVERAGE FOR STATE															
	CT			21.120	22.781	16.435	-1.81	-3.13	1.87	169.30	0.39	15.92	220.85	16.83	15.95
AVERAGE BY REGION															
	MIDWEST			21.008	23.430	16.654	-0.43	-4.43	1.24	161.06	0.48	18.79	129.84	14.04	23.32
	NEW ENGLAND			27.378	31.895	21.192	-4.09	-8.31	1.60	204.55	0.57	19.46	159.65	16.69	27.32
	MID ATLANTIC			21.803	25.486	17.338	-2.00	-7.03	1.19	155.79	0.43	18.90	167.07	15.94	21.25
	SOUTHEAST			18.217	21.254	14.706	-1.44	-2.67	1.09	139.64	0.34	19.21	144.54	14.54	28.42
	SOUTHWEST			20.752	23.272	16.209	-0.94	-0.95	1.18	205.03	0.29	23.44	119.18	11.50	17.90
	WEST			29.959	34.269	20.947	1.99	-1.12	2.10	197.47	0.38	16.02	175.84	15.25	19.55
AVERAGE BY EXCHANGE															
	NYSE			36.640	42.704	27.080	1.50	-7.81	2.96	253.87	0.55	13.67	182.48	15.38	14.44
	AMEX			24.318	27.798	18.344	-2.49	-3.92	1.37	191.39	0.48	16.70	148.47	13.20	38.06
	NASDAQ			21.301	24.494	16.940	-1.34	-5.33	1.22	153.29	0.44	19.60	150.40	15.42	22.23
	OTC			20.804	22.439	14.434	1.09	1.81	1.13	177.19	0.28	17.14	122.32	11.87	24.94
	Pink Sheets			20.618	23.705	18.055	-1.21	-4.65	1.34	192.11	0.51	20.75	106.17	12.55	30.73

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 33

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 21, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
AKPB	Alaska Pacific Bancshares Inc.	AK	164,248	15,443	15,387	0.36	0.36	3.89	3.89	07/01/99	OTC BB	626,132	11.80
SIYF	Security Federal Bancorp Inc.	AL	77,459	10,377	10,377	1.15	NA	8.88	NA	04/03/95	Pink Sheet	NA	11.20
SRNN	Southern Banc Co.	AL	109,021	18,689	18,685	0.66	0.55	3.93	3.25	10/05/95	OTC BB	961,498	15.77
SZB	SouthFirst Bancshares Inc.	AL	133,178	11,664	11,120	0.10	0.05	1.08	0.52	02/14/95	AMEX	718,897	11.34
FFBH	First Federal Bancshares of AR	AR	697,284	75,582	75,582	1.04	1.04	9.78	9.78	05/03/96	NASDAQ	5,315,256	106.31
HCBB	HCB Bancshares Inc.	AR	225,117	28,164	28,164	0.22	0.21	1.90	1.86	05/07/97	NASDAQ	1,428,253	26.08
PFSL	Pocahontas Bancorp Inc.	AR	745,854	53,048	36,567	0.77	0.57	10.80	7.96	04/05/94	NASDAQ	4,549,791	78.85
BYFC	Broadway Financial Corp.	CA	239,735	12,897	12,897	0.73	0.73	9.46	9.46	01/09/96	NASDAQ	1,422,195	18.63
CCBI	Commercial Capital Bancorp	CA	1,959,656	113,760	100,725	1.55	1.43	24.15	22.25	12/18/02	NASDAQ	30,100,472	493.65
DSL	Downey Financial Corp.	CA	13,525,129	924,557	921,407	0.70	0.69	9.00	8.90	NA	NYSE	27,953,747	1411.66
FPTB	First PacTrust Bancorp Inc.	CA	650,734	80,049	80,049	0.74	0.74	5.02	5.02	08/23/02	NASDAQ	4,799,600	102.87
FED	FirstFed Financial Corp.	CA	5,173,025	452,177	445,348	1.38	1.38	15.23	15.23	NA	NYSE	17,091,448	689.64
GDW	Golden West Financial	CA	86,604,771	6,243,859	6,243,859	1.46	1.41	20.20	19.51	NA	NYSE	152,492,139	15924.47
HWFG	Harrington West Finl Grp Inc	CA	1,004,930	49,261	44,211	0.86	NA	16.93	NA	11/07/02	NASDAQ	5,257,484	87.92
HTHR	Hawthorne Financial Corp.	CA	2,744,973	191,546	167,704	1.02	NA	14.97	NA	NA	NASDAQ	11,799,221	374.86
NDE	IndyMac Bancorp Inc.	CA	14,495,839	1,055,304	1,021,795	1.37	1.37	18.00	17.93	11/10/86	NYSE	57,781,587	1828.48
MLGF	Malaga Financial Corporation	CA	419,326	32,263	32,263	1.35	NA	15.65	NA	NA	OTC BB	5,431,558	59.98
PPBI	Pacific Premier Bancorp	CA	372,818	40,434	40,434	1.91	1.54	24.50	19.78	06/25/97	NASDAQ	5,255,072	55.91
PFB	PFF Bancorp Inc.	CA	3,677,694	317,771	316,481	1.29	1.26	14.09	13.70	03/29/96	NYSE	16,614,997	634.69
PROV	Provident Financial Holdings	CA	1,374,087	109,984	NA	1.24	1.24	14.82	14.82	06/28/96	NASDAQ	7,206,388	180.16
QCBC	Quaker City Bancorp Inc.	CA	1,809,916	149,290	148,995	1.33	1.33	15.81	15.81	NA	NASDAQ	6,281,783	343.43
SNLS	San Luis Trust Bank FSB	CA	97,802	8,479	8,479	2.08	NA	22.51	NA	NA	OTC BB	NA	43.28
UPFC	United PanAm Financial Corp.	CA	1,654,770	108,667	108,667	0.95	0.90	14.11	13.46	04/23/98	NASDAQ	16,132,758	234.90
WES	Westcorp	CA	14,745,384	1,157,178	1,156,860	1.02	NA	16.26	NA	NA	NYSE	51,798,704	2207.78
HCBC	High Country Bancorp Inc.	CO	193,569	18,281	18,281	1.06	1.06	11.22	11.22	12/10/97	Pink Sheet	901,704	25.99
MTXC	Matrix Bancorp Inc.	CO	1,753,823	71,269	71,269	0.10	NA	2.46	NA	NA	NASDAQ	6,518,981	76.86
NABC	NewAlliance Bancshares Inc.	CT	4,225,576	412,529	412,529	0.55	0.74	3.47	4.73	04/02/04	NASDAQ	NA	1569.68
NMIL	NewMil Bancorp Inc.	CT	714,370	54,424	45,774	1.12	1.12	14.82	14.79	NA	NASDAQ	4,219,606	120.22
IFSB	Independence Federal Svgs Bank	DC	211,904	20,367	20,367	-1.07	-0.65	-11.39	-6.91	NA	NASDAQ	1,552,448	31.69
WSFS	WSFS Financial Corp.	DE	2,241,216	198,427	197,572	1.15	1.09	12.39	11.83	NA	NASDAQ	7,362,030	336.95
BBX	BankAtlantic Bancorp Inc.	FL	4,750,483	429,577	341,357	1.31	1.24	14.53	13.73	NA	NYSE	59,207,954	821.81
BKUNA	BankUnited Financial Corp.	FL	7,650,003	478,076	449,723	0.64	0.61	10.11	9.57	NA	NASDAQ	29,935,623	750.55
FDT	Federal Trust Corp.	FL	482,739	27,478	27,478	0.66	0.63	11.11	10.69	12/12/97	AMEX	6,661,813	52.70

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 21, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FFLC	FFLC Bancorp Inc.	FL	982,038	78,934	78,934	0.96	0.96	11.85	11.85	NA	NASDAQ	5,397,554	137.30
FFFL	Fidelity Bankshares Inc.	FL	3,240,786	192,684	190,513	0.63	0.67	10.21	10.85	01/07/94	NASDAQ	15,070,258	516.31
FCFL	First Community Bank Corp.	FL	206,294	20,696	20,268	0.89	0.89	8.98	8.98	NA	NASDAQ	1,996,705	39.96
HARB	Harbor Florida Bancshares Inc.	FL	2,541,218	273,189	269,213	1.66	1.61	14.88	14.40	01/06/94	NASDAQ	23,779,592	634.68
EBDC	Ebank Financial Services Inc.	GA	113,040	7,857	7,857	-0.23	-0.39	-3.69	-6.28	07/06/98	OTC BB	3,150,298	3.31
NTBK	NetBank Inc.	GA	4,371,952	433,587	368,257	1.11	0.99	11.60	10.33	07/29/97	NASDAQ	46,989,808	491.15
FFSX	First Federal Bankshares Inc.	IA	633,251	72,325	53,575	0.88	0.88	7.89	7.87	07/13/92	NASDAQ	3,785,272	86.68
CASH	First Midwest Financial Inc.	IA	759,746	48,253	44,850	0.56	0.46	9.57	7.89	NA	NASDAQ	2,497,197	58.68
HZFS	Horizon Financial Svcs Corp.	IA	96,290	11,257	11,257	1.36	1.24	11.76	10.71	NA	OTC BB	771,471	10.99
FFFD	North Central Bancshares Inc.	IA	441,542	41,201	36,230	1.30	1.30	13.69	13.69	08/31/94	NASDAQ	1,580,780	59.58
AFBA	Allied First Bancorp Inc.	IL	129,565	10,090	10,090	0.47	0.47	5.04	5.01	12/31/01	OTC BB	558,350	8.77
BPLS	BankPlus FSB	IL	313,234	20,391	20,391	0.39	NA	5.92	NA	NA	OTC BB	NA	NA
CFSL	Chesterfield Financial Corp.	IL	360,899	74,780	74,296	0.60	0.60	2.97	2.97	05/02/01	NASDAQ	3,875,521	108.01
CFSB	Citizens First Financial Corp.	IL	347,315	33,671	33,671	0.45	NA	4.81	NA	05/01/96	NASDAQ	1,510,287	37.76
ESDF	East Side Financial Inc.	IL	110,040	13,096	13,096	0.52	0.33	3.72	2.37	NA	Pink Sheet	291,025	9.60
EFC	EFC Bancorp Inc.	IL	917,553	81,016	81,016	0.86	0.79	9.74	8.89	04/07/98	AMEX	4,605,360	113.58
FBTC	First BancTrust Corp.	IL	228,884	27,151	27,151	0.75	0.70	6.64	6.20	04/19/01	NASDAQ	1,250,225	32.49
FFBI	First Federal Bancshares Inc.	IL	332,865	42,894	41,276	0.86	0.49	6.33	3.64	09/28/00	NASDAQ	1,866,291	62.35
FSFF	First SecurityFed Financial	IL	494,411	85,884	85,831	1.71	1.71	10.24	10.24	10/31/97	NASDAQ	4,039,063	142.17
GTPS	Great American Bancorp	IL	157,770	17,776	17,291	0.82	0.82	7.68	7.68	06/30/95	NASDAQ	757,703	23.94
HMLK	Hemlock Federal Financial Corp	IL	318,774	22,343	21,029	0.52	0.35	7.61	5.05	04/02/97	NASDAQ	968,336	28.25
MAFB	MAF Bancorp Inc.	IL	9,077,753	914,864	639,326	1.23	1.18	12.91	12.41	NA	NASDAQ	32,915,327	1409.37
MCPH	Midland Capital Holdings Corp.	IL	153,395	11,677	11,677	0.63	0.59	8.72	8.22	NA	OTC BB	372,600	13.97
NBSI	North Bancshares Inc.	IL	133,746	13,494	13,494	0.28	0.24	2.71	2.34	NA	NASDAQ	1,144,695	25.46
PFED	Park Bancorp Inc.	IL	269,006	30,330	30,330	0.91	0.82	8.18	7.39	08/12/96	NASDAQ	1,150,195	35.78
RFBK	Rantoul First Bank SB	IL	32,380	2,416	2,416	-1.94	-1.95	-23.15	-23.26	04/02/03	Pink Sheet	190,961	3.06
UMBR	Umbrella Bancorp Inc.	IL	230,515	23,821	23,454	-0.54	NA	-5.70	NA	NA	OTC BB	NA	3.64
AMFC	AMB Financial Corp.	IN	151,674	12,707	12,707	0.75	0.70	9.09	8.44	04/01/96	NASDAQ	971,147	16.58
ASBI	Ameriana Bancorp	IN	427,316	39,430	38,712	0.49	-0.33	5.46	-3.71	NA	NASDAQ	3,148,788	46.63
BRBI	Blue River Bancshares Inc.	IN	202,005	16,619	13,235	0.27	NA	2.74	NA	06/24/98	NASDAQ	3,406,150	20.61
CITZ	CFS Bancorp Inc.	IN	1,555,658	158,517	157,039	0.27	0.18	2.66	1.77	07/24/98	NASDAQ	12,299,073	160.98
CSFC	City Savings Financial Corp.	IN	146,422	11,598	11,598	1.13	0.93	14.24	11.71	12/28/01	OTC BB	555,450	14.44
FFWC	FFW Corp.	IN	239,122	24,251	23,276	1.03	1.01	10.51	10.35	NA	NASDAQ	1,301,229	29.86

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 21, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FFED	Fidelity Federal Bancorp	IN	189,830	15,586	15,586	0.14	0.11	1.65	1.26	NA	NASDAQ	9,618,658	17.31
FBEI	First Bancorp of Indiana Inc.	IN	211,901	30,145	28,082	0.76	0.74	4.82	4.69	04/07/99	NASDAQ	1,610,017	32.94
FCAP	First Capital Inc.	IN	409,138	43,895	37,900	0.93	0.90	8.70	8.47	12/21/92	NASDAQ	2,843,763	66.23
HFSK	HFS Bank FSB	IN	228,079	19,616	19,616	0.74	0.70	8.86	8.35	10/02/85	Pink Sheet	1,866,200	23.32
HBBI	Home Building Bancorp	IN	51,405	6,722	6,722	0.83	0.83	6.01	6.01	02/08/95	OTC BB	262,858	6.21
HWEN	Home Financial Bancorp	IN	59,716	7,067	7,067	0.54	0.73	4.76	6.44	07/02/96	NASDAQ	1,356,050	8.29
LNCB	Lincoln Bancorp	IN	580,357	80,357	78,182	0.61	0.63	4.41	4.54	12/30/98	NASDAQ	4,418,391	74.41
LOGN	Logansport Financial Corp.	IN	153,868	16,634	16,634	0.90	0.79	8.58	7.60	06/14/95	NASDAQ	876,193	16.69
LSBI	LSB Financial Corp.	IN	332,165	28,357	28,357	0.91	0.91	10.67	10.67	02/03/95	NASDAQ	1,356,881	33.13
MFBC	MFB Corp.	IN	426,534	35,366	35,366	0.50	0.50	6.30	6.30	NA	NASDAQ	1,329,060	46.52
MFSF	MutualFirst Financial Inc.	IN	809,475	96,762	95,858	0.98	0.98	8.31	8.30	12/30/99	NASDAQ	5,199,725	116.99
NEIB	Northeast Indiana Bancorp	IN	222,456	27,326	27,326	0.83	0.82	6.90	6.81	06/28/95	NASDAQ	1,488,914	31.86
NWIN	NorthWest Indiana Bancorp	IN	525,603	42,494	42,494	1.18	1.16	14.51	14.18	NA	OTC BB	2,763,931	88.03
PFDC	Peoples Bancorp	IN	496,543	64,167	61,297	1.05	1.05	8.25	8.25	NA	NASDAQ	3,372,292	86.29
PBNC	PFS Bancorp Inc.	IN	118,273	26,922	26,922	0.70	0.71	3.09	3.16	10/12/01	NASDAQ	1,473,728	28.74
RIVR	River Valley Bancorp	IN	255,076	22,855	22,824	1.11	1.11	12.22	12.20	12/20/96	NASDAQ	1,646,680	37.32
SOBI	Sobieski Bancorp Inc.	IN	110,944	5,337	5,337	-4.04	-4.08	-57.21	-57.79	03/31/95	NASDAQ	677,732	4.06
UCBC	Union Community Bancorp	IN	264,907	35,796	33,027	0.79	0.79	5.95	5.95	12/29/97	NASDAQ	2,100,000	37.28
FFSL	First Independence Corp.	KS	164,923	15,452	15,452	0.69	0.69	7.31	7.31	NA	Pink Sheet	920,616	16.57
CKFB	CKF Bancorp Inc.	KY	147,290	15,193	14,093	1.09	1.09	10.69	10.69	01/04/95	NASDAQ	1,470,374	22.42
CFBC	Community First Bancorp Inc.	KY	42,541	4,209	4,209	0.03	0.03	0.32	0.32	06/27/03	OTC BB	277,725	4.17
FKKY	Frankfort First Bancorp Inc.	KY	137,970	17,677	17,677	0.73	0.73	5.66	5.66	07/10/95	NASDAQ	1,266,613	27.38
HFFB	Harrodsburg First Fin Bancorp	KY	179,395	21,298	20,711	0.56	0.55	4.63	4.54	10/04/95	NASDAQ	1,222,978	24.46
HFBC	HopFed Bancorp Inc.	KY	541,005	48,756	43,028	0.67	0.61	7.26	6.60	02/09/98	NASDAQ	3,630,396	62.41
FPBF	FPB Financial Corp.	LA	89,125	6,902	6,902	0.62	0.62	7.09	7.09	07/01/99	OTC BB	277,119	5.96
GLBP	Globe Bancorp Inc.	LA	31,941	5,550	5,550	0.48	0.48	2.83	2.83	07/10/01	OTC BB	273,800	4.13
GSLA	GS Financial Corp.	LA	214,714	29,308	29,308	0.32	-0.09	2.17	-0.64	04/01/97	NASDAQ	1,304,780	24.14
HSTD	Homestead Bancorp Inc.	LA	133,591	12,646	12,646	0.35	NA	3.71	NA	08/31/94	Pink Sheet	NA	10.64
TSH	Teche Holding Co.	LA	579,021	58,613	58,613	1.18	1.17	10.97	10.91	04/19/95	AMEX	2,263,314	80.57
BHL	Berkshire Hills Bancorp Inc.	MA	1,263,497	127,836	117,654	0.84	0.73	8.05	7.02	06/28/00	AMEX	5,935,061	206.17
BFD	BostonFed Bancorp Inc.	MA	1,667,866	95,607	78,513	0.35	0.32	6.03	5.50	10/24/95	AMEX	4,526,896	135.82
BRKL	Brookline Bancorp Inc.	MA	1,591,208	596,153	596,153	1.31	1.20	3.18	2.92	03/25/98	NASDAQ	58,939,957	839.12
CEBK	Central Bancorp Inc.	MA	490,465	43,454	41,222	0.61	0.59	7.03	6.81	NA	NASDAQ	1,664,957	57.47

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 21, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FCB	Falmouth Bancorp Inc.	MA	158,757	17,448	17,448	0.25	0.22	2.26	2.00	03/28/96	AMEX	917,227	33.38
HIFS	Hingham Instit. for Savings	MA	489,447	42,204	42,204	1.41	1.39	16.24	16.11	NA	NASDAQ	2,080,250	84.77
LSBX	LSB Corp.	MA	482,029	55,629	55,629	0.97	0.66	8.12	5.49	NA	NASDAQ	4,293,142	65.33
MASB	MASSBANK Corp.	MA	1,006,221	113,168	112,078	0.78	0.73	7.14	6.67	NA	NASDAQ	4,428,175	146.24
MFLR	Mayflower Co-operative Bank	MA	208,607	17,854	17,758	0.98	0.91	11.75	11.01	NA	NASDAQ	2,046,246	31.14
MYST	Mystic Financial Inc.	MA	428,417	27,706	27,706	0.37	0.30	6.12	4.84	01/09/98	NASDAQ	1,564,294	43.94
SCFS	Seacoast Financial Services	MA	4,452,865	396,686	277,066	0.91	0.90	10.39	10.32	11/20/98	NASDAQ	25,921,930	1017.60
WRO	Woronoco Bancorp Inc.	MA	825,458	81,386	79,563	0.83	0.81	8.32	8.17	03/19/99	AMEX	3,673,393	111.41
ABKD	American Bank Holdings Inc.	MD	236,887	14,311	14,311	0.51	0.55	7.40	7.91	NA	OTC BB	1,883,574	15.67
BUCS	BUCS Financial Corp	MD	118,319	9,998	9,533	0.41	0.40	4.71	4.68	03/15/01	OTC BB	401,044	10.67
SVBI	Severn Bancorp Inc.	MD	540,471	52,970	52,636	2.23	2.23	23.16	23.16	NA	NASDAQ	4,159,092	120.82
WSB	Washington Savings Bank FSB	MD	409,354	43,426	43,426	1.98	1.92	19.69	19.02	NA	AMEX	7,117,418	67.27
NBN	Northeast Bancorp	ME	518,029	37,627	36,834	0.79	NA	10.24	NA	NA	AMEX	2,533,216	49.27
CTZN	Citizens First Bancorp Inc.	MI	1,094,260	158,187	158,187	1.15	1.16	8.06	8.08	03/07/01	NASDAQ	8,320,244	188.63
FBC	Flagstar Bancorp Inc.	MI	12,185,696	672,098	672,098	2.34	2.34	42.21	42.21	04/30/97	NYSE	60,832,493	1233.89
MCBF	Monarch Community Bancorp Inc	MI	204,686	37,422	37,422	0.21	0.21	1.20	1.20	08/30/02	NASDAQ	2,399,550	36.59
STBI	Sturgis Bancorp	MI	287,338	29,158	23,933	0.89	NA	9.30	NA	NA	NASDAQ	2,808,535	36.66
FFHH	FSF Financial Corp.	MN	515,804	52,755	47,927	0.93	0.89	9.70	9.34	NA	NASDAQ	2,382,398	82.67
HMNF	HMN Financial Inc.	MN	899,725	82,148	77,928	1.14	1.09	11.54	10.99	NA	NASDAQ	4,507,280	113.85
WEFC	Wells Financial Corp.	MN	226,704	28,295	28,295	1.40	1.40	11.47	11.47	04/11/95	NASDAQ	1,162,951	31.36
CCFC	CCSB Financial Corp.	MO	86,863	14,579	14,579	0.10	0.09	0.54	0.49	01/09/03	OTC BB	946,650	12.31
FBSI	First Bancshares Inc.	MO	274,302	27,452	26,937	0.87	0.83	8.86	8.47	NA	NASDAQ	1,666,872	34.15
NASB	NASB Financial Inc.	MO	1,217,396	126,137	122,891	2.19	2.17	20.25	20.11	NA	NASDAQ	8,455,442	306.43
PULB	Pulaski Financial Corp.	MO	497,294	38,260	38,260	1.34	1.22	15.85	14.45	05/11/94	NASDAQ	5,458,000	92.79
SMBC	Southern Missouri Bancorp Inc.	MO	301,212	26,527	23,605	1.00	0.99	11.05	10.94	NA	NASDAQ	2,312,004	36.81
CSBC	Citizens South Banking Corp.	NC	494,680	85,434	77,762	0.64	0.47	3.45	2.52	04/13/98	NASDAQ	8,431,384	107.85
CDLC	Coddle Creek Financial Corp.	NC	137,662	21,917	21,917	0.78	0.78	5.14	5.14	12/31/97	Pink Sheet	692,124	24.05
KSAV	KS Bancorp Inc.	NC	207,017	18,807	18,807	0.60	0.58	6.46	6.28	NA	OTC BB	1,197,029	24.54
MTUC	Mutual Community Savings Bank	NC	94,015	7,572	7,572	-0.21	-0.26	-2.56	-3.15	NA	OTC BB	363,719	3.64
SSFC	South Street Financial Corp.	NC	213,444	25,668	25,668	0.50	0.50	4.32	4.32	10/03/96	NASDAQ	3,079,867	30.80
AFSF	AFS Financial Corp.	ND	238,663	18,800	18,509	0.96	NA	12.89	NA	NA	OTC BB	NA	0.00
CFB	Commercial Federal Corp.	NE	12,257,691	757,009	578,677	0.67	0.53	11.40	9.10	NA	NYSE	40,870,272	1100.71
TONE	TierOne Corp.	NE	2,255,609	302,436	302,436	1.12	1.07	7.37	7.08	10/02/02	NASDAQ	18,060,061	420.72

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 21, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
NHTB	New Hampshire Thrift Bncshrs	NH	559,662	41,885	29,745	1.19	1.12	16.25	15.20	NA	NASDAQ	2,062,683	62.65
FNSW	Farnsworth Bancorp Inc.	NJ	92,224	6,593	6,593	0.65	0.52	8.84	7.07	09/30/98	OTC BB	519,637	8.57
FSLA	First Sentinel Bancorp Inc.	NJ	2,176,450	235,342	231,822	0.78	0.84	8.24	8.80	07/10/92	NASDAQ	27,305,249	590.61
FMCO	FMS Financial Corp.	NJ	1,250,770	65,076	61,947	0.53	0.48	10.50	9.43	NA	NASDAQ	6,486,877	107.20
OCFC	OceanFirst Financial Corp.	NJ	1,767,746	137,608	136,151	1.09	1.08	14.29	14.10	07/03/96	NASDAQ	13,362,419	299.56
PBCI	Pamrapo Bancorp Inc.	NJ	638,849	52,230	52,230	1.25	1.25	15.60	15.60	NA	NASDAQ	4,974,313	123.36
PFSB	PennFed Financial Services Inc	NJ	1,816,413	117,580	115,766	0.66	NA	9.91	NA	NA	NASDAQ	6,703,004	198.16
PFS	Provident Financial Services	NJ	4,258,273	823,202	800,617	0.85	0.85	4.20	4.22	01/16/03	NYSE	60,149,600	1079.69
SYNF	Synergy Finl Group Inc.	NJ	690,661	105,556	104,865	0.55	0.53	7.13	6.88	09/18/02	NASDAQ	12,452,098	115.18
AABC	Access Anytime Bancorp Inc.	NM	204,675	15,593	14,051	0.59	NA	7.97	NA	NA	NASDAQ	1,342,305	18.38
GUPB	GFSB Bancorp Inc.	NM	238,912	18,537	18,537	0.69	0.69	9.09	9.09	06/30/95	NASDAQ	1,146,270	24.75
AF	Astoria Financial Corp.	NY	22,650,662	1,441,691	1,256,540	0.85	0.83	13.29	12.96	11/18/93	NYSE	78,231,048	2875.74
ALFC	Atlantic Liberty Financial	NY	160,009	26,231	26,231	0.92	0.92	5.34	5.34	10/23/02	NASDAQ	1,585,504	28.97
CNY	Carver Bancorp Inc.	NY	538,830	44,645	44,645	0.93	0.93	11.41	11.37	10/25/94	AMEX	2,285,267	49.70
DCOM	Dime Community Bancshares Inc.	NY	3,372,951	275,848	219,543	1.62	1.57	18.07	17.48	06/26/96	NASDAQ	37,409,181	631.85
ESBK	Elmira Savings Bank	NY	294,707	22,393	21,857	0.87	0.77	11.37	10.10	NA	NASDAQ	1,022,500	32.78
FNFG	First Niagara Finl Group	NY	4,979,890	938,023	589,043	1.05	1.09	5.27	5.48	04/20/98	NASDAQ	84,125,973	1017.08
FFIC	Flushing Financial Corp.	NY	1,994,466	154,683	150,778	1.16	1.16	15.42	15.40	11/21/95	NASDAQ	19,374,446	342.30
GPT	GreenPoint Financial Corp.	NY	23,843,000	1,948,000	1,553,000	2.02	2.01	24.61	24.50	01/28/94	NYSE	131,722,085	5077.82
HRBT	Hudson River Bancorp	NY	2,618,830	287,777	217,492	1.25	1.25	11.81	11.80	07/01/98	NASDAQ	30,331,438	528.64
ICBC	Independence Comm. Bank Corp.	NY	9,974,910	1,044,475	859,267	1.56	NA	14.79	NA	03/17/98	NASDAQ	54,739,776	3024.18
NYB	New York Community Bancorp	NY	26,494,456	3,396,536	1,357,651	2.20	2.02	18.86	17.30	11/23/93	NYSE	270,889,752	5837.21
PBCP	Provident Bancorp Inc.	NY	1,713,940	348,086	275,516	0.69	0.86	5.35	6.68	01/08/99	NASDAQ	39,619,261	409.66
SFFS	Sound Federal Bancorp Inc.	NY	890,541	137,059	123,089	0.78	0.78	4.83	4.83	10/08/98	NASDAQ	13,176,873	169.19
TRST	TrustCo Bank Corp NY	NY	2,900,855	234,216	233,663	1.98	1.71	24.25	20.95	NA	NASDAQ	74,321,952	926.31
WSBI	Warwick Community Bancorp	NY	746,634	75,096	72,745	0.40	0.37	4.14	3.89	12/23/97	NASDAQ	4,498,724	138.54
ASBP	ASB Financial Corp.	OH	160,151	17,008	17,008	1.35	1.26	12.69	11.85	05/11/95	NASDAQ	1,663,670	38.78
CAFI	Camco Financial Corp.	OH	1,057,023	92,993	90,040	0.52	0.46	5.74	5.11	NA	NASDAQ	7,352,151	103.97
GCFC	Central Federal Corp.	OH	114,158	19,608	19,608	-1.40	NA	-7.59	NA	12/30/98	NASDAQ	2,026,000	26.24
CIBI	Community Investors Bancorp	OH	121,552	13,398	13,398	0.72	0.72	6.74	6.74	02/07/95	NASDAQ	1,097,025	16.24
FFDF	FFD Financial Corp.	OH	138,418	17,078	17,078	0.70	0.70	5.62	5.62	04/03/96	NASDAQ	1,205,264	17.02
FDEF	First Defiance Financial	OH	1,037,100	127,230	107,928	1.17	1.10	9.67	9.12	07/07/93	NASDAQ	6,401,000	156.86
FFBZ	First Federal Bancorp Inc.	OH	250,500	22,695	22,695	0.76	0.85	8.17	9.09	NA	NASDAQ	3,286,201	28.56

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 21, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FFHS	First Franklin Corp.	OH	277,359	24,289	24,289	0.48	0.38	5.50	4.45	NA	NASDAQ	1,645,016	29.20
FNFI	First Niles Financial Inc.	OH	99,182	16,424	16,424	1.04	0.89	6.17	5.28	10/27/98	NASDAQ	1,379,000	25.22
FPFC	First Place Financial Corp.	OH	1,654,436	190,399	167,325	1.09	1.06	9.55	9.26	01/04/99	NASDAQ	13,238,426	222.31
HCFC	Home City Financial Corp.	OH	154,001	12,270	11,967	0.43	NA	5.50	NA	12/30/96	NASDAQ	824,316	13.60
HLFC	Home Loan Financial Corp.	OH	157,521	22,767	22,767	1.26	NA	8.59	NA	03/26/98	NASDAQ	1,691,270	34.60
IDVB	Indian Village Bancorp Inc.	OH	98,216	8,403	8,403	0.42	NA	4.90	NA	07/02/99	Pink Sheet	392,270	6.37
LWFH	Lawrence Financial Holdings	OH	124,915	14,177	14,177	0.32	0.27	3.03	2.51	12/29/00	OTC BB	650,110	13.98
NLVS	Northern Savings & Loan Co.	OH	315,805	42,212	42,212	0.72	0.89	5.60	6.91	NA	OTC BB	2,339,900	46.80
PCBI	Peoples Community Bancorp Inc.	OH	822,548	47,845	42,317	0.53	0.45	7.83	6.63	03/30/00	NASDAQ	2,522,088	54.68
POHF	Peoples Ohio Financial	OH	190,832	24,560	24,560	0.92	0.92	7.66	7.68	NA	OTC BB	7,583,652	31.85
PSFC	Peoples-Sidney Financial Corp.	OH	136,792	17,448	17,448	0.68	0.68	5.49	5.49	04/28/97	NASDAQ	1,432,648	22.59
PFOH	Perpetual Federal Savings Bank	OH	305,108	50,607	50,607	1.48	1.48	9.21	9.21	NA	OTC BB	2,467,598	61.69
PVFC	PVF Capital Corp.	OH	741,588	62,281	62,281	1.06	1.06	12.49	12.49	NA	NASDAQ	6,387,330	94.53
UCFC	United Community Finl Corp.	OH	2,083,335	242,809	205,686	1.17	1.12	8.46	8.08	07/09/98	NASDAQ	31,133,557	373.74
WAYN	Wayne Savings Bancshares	OH	371,964	44,352	44,352	0.75	0.75	6.52	6.52	06/25/93	NASDAQ	3,907,318	62.48
WOFC	Western Ohio Financial Corp.	OH	399,540	44,357	44,357	0.70	0.66	5.72	5.42	NA	NASDAQ	1,779,823	59.02
WFI	Winton Financial Corp.	OH	548,743	45,738	45,672	0.90	0.86	10.95	10.52	NA	AMEX	4,600,938	69.01
ESBF	ESB Financial Corp.	PA	1,372,168	101,178	93,621	0.63	0.55	8.80	7.60	NA	NASDAQ	10,809,882	135.20
FSBI	Fidelity Bancorp Inc.	PA	629,353	42,034	39,151	0.70	0.62	10.48	9.30	NA	NASDAQ	2,674,705	56.17
FKFS	First Keystone Financial	PA	570,757	33,091	33,091	0.48	0.24	8.18	4.11	01/26/95	NASDAQ	1,924,871	51.97
GAF	GA Financial Inc.	PA	904,054	97,474	97,474	0.71	0.63	6.56	5.81	03/26/96	AMEX	5,046,967	178.31
HARL	Harleysville Savings Financial	PA	693,888	42,518	42,518	0.70	0.66	11.52	10.79	NA	NASDAQ	2,286,138	69.16
KNBT	KNBT Bancorp Inc.	PA	2,057,085	397,866	NA	-0.31	0.65	-1.99	4.23	11/03/03	NASDAQ	29,603,000	492.00
LARL	Laurel Capital Group Inc.	PA	301,251	27,519	23,762	0.59	0.58	6.60	6.52	NA	NASDAQ	1,925,228	39.56
NTNY	Nittany Financial Corp.	PA	266,215	15,337	13,574	0.77	0.77	13.16	13.05	10/23/98	OTC BB	1,924,621	47.63
NEPF	Northeast PA Financial Corp.	PA	876,896	62,091	51,277	-0.29	NA	-4.07	NA	04/01/98	NASDAQ	4,181,799	74.44
PVSA	Parkvale Financial Corp.	PA	1,608,618	104,408	93,164	0.63	0.57	10.13	9.03	NA	NASDAQ	5,612,401	154.90
PHSB	PHSB Financial Corp.	PA	341,682	47,289	47,289	0.86	0.43	6.25	3.15	07/10/97	NASDAQ	2,903,353	55.16
RSVB	Reserve Bancorp Inc.	PA	72,000	12,327	12,327	1.06	1.03	5.90	5.74	04/08/02	OTC BB	711,950	12.67
SEFL	SE Financial Corp.	PA	86,223	7,946	7,946	NA	NA	NA	NA	05/06/04	OTC BB	NA	25.02
SOV	Sovereign Bancorp Inc.	PA	47,043,215	3,915,626	2,361,235	1.00	0.94	13.46	12.59	NA	NYSE	309,962,247	6454.32
THRD	TF Financial Corp.	PA	613,212	57,667	53,015	-0.77	-0.74	-8.47	-8.14	NA	NASDAQ	2,920,502	87.62
WYPT	Waypoint Financial Corp.	PA	5,371,728	417,860	396,532	0.66	0.54	8.70	7.16	01/25/94	NASDAQ	33,358,789	894.07

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 21, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
WGBC	Willow Grove Bncp Inc.	PA	847,537	110,000	109,041	0.77	0.64	5.66	4.65	12/24/98	NASDAQ	10,147,963	153.94
WVFC	WVS Financial Corp.	PA	400,180	29,538	29,538	0.62	0.62	7.99	7.99	NA	NASDAQ	2,497,222	45.03
CFCP	Coastal Financial Corp.	SC	1,262,742	81,006	81,006	1.08	1.09	16.99	17.26	NA	NASDAQ	14,389,829	196.71
DFBS	DutchFork Bancshares Inc.	SC	225,585	32,385	32,385	1.58	0.65	11.87	4.87	07/06/00	NASDAQ	1,127,841	43.64
FCPB	First Capital Bancshares Inc.	SC	36,006	3,753	3,753	0.65	NA	6.68	NA	10/29/99	OTC BB	NA	3.38
FFCH	First Financial Holdings Inc.	SC	2,455,616	169,832	147,531	1.07	1.01	15.24	14.48	NA	NASDAQ	12,550,447	378.75
PEDE	Great Pee Dee Bancorp Inc.	SC	156,918	26,458	25,364	0.81	0.74	4.69	4.29	12/31/97	NASDAQ	1,794,784	28.06
SFDL	Security Federal Corp.	SC	527,834	31,564	31,564	0.75	0.75	11.41	11.41	NA	OTC BB	2,516,035	59.71
HFFC	HF Financial Corp.	SD	823,208	50,759	45,808	0.51	0.51	7.93	7.88	NA	NASDAQ	3,518,063	54.92
JFBI	Jefferson Bancshares Inc.	TN	308,234	94,455	94,455	0.39	1.20	1.69	5.23	05/13/94	NASDAQ	8,385,517	97.48
SFBK	SFB Bancorp Inc.	TN	NA	NA	NA	1.37	1.37	6.11	6.11	05/30/97	Pink Sheet	NA	12.44
UTBI	United Tennessee Bankshares	TN	117,740	17,750	16,977	1.68	1.63	11.76	11.40	01/05/98	NASDAQ	1,230,379	20.92
BAFI	BancAffiliated Inc.	TX	98,369	6,182	6,182	0.90	NA	12.98	NA	06/01/01	OTC BB	278,454	8.63
ETFS	East Texas Financial Services	TX	220,945	20,313	18,143	0.42	0.31	4.64	3.36	01/10/95	OTC BB	1,171,724	18.69
FBTX	Franklin Bank Corp.	TX	2,594,464	250,458	188,475	0.28	0.23	2.92	2.41	12/18/03	NASDAQ	21,225,263	371.23
HRGB	Heritage Bancshares	TX	51,703	7,552	7,552	-0.66	NA	-4.58	NA	02/26/02	OTC BB	473,248	12.23
CFFC	Community Financial Corp.	VA	321,420	28,109	28,076	1.09	1.03	11.93	11.35	03/30/88	NASDAQ	2,074,847	40.37
GAFC	Greater Atlantic Financial	VA	529,134	21,413	20,129	0.17	0.13	4.02	2.98	06/28/99	NASDAQ	3,012,434	20.39
EVRT	EverTrust Financial Group Inc.	WA	770,072	90,579	90,579	0.96	0.93	7.63	7.36	10/04/99	NASDAQ	6,890,160	128.23
FMSB	First Mutual Bancshares Inc.	WA	909,322	54,045	54,045	1.03	1.00	17.44	16.98	NA	NASDAQ	5,248,317	124.47
FBNW	FirstBank NW Corp.	WA	699,931	69,031	NA	0.90	0.90	9.26	9.26	07/02/97	NASDAQ	2,940,047	73.56
HFWA	Heritage Financial Corp.	WA	650,575	59,314	52,674	1.48	NA	13.75	NA	01/03/94	NASDAQ	6,054,995	112.16
HRZB	Horizon Financial Corp.	WA	858,876	109,307	108,762	1.55	1.50	11.93	11.52	NA	NASDAQ	10,405,331	200.72
RPFG	Rainier Pacific Finl Group Inc	WA	729,632	115,696	115,461	-0.37	-0.41	-3.28	-3.57	10/21/03	NASDAQ	8,442,840	135.00
RVSB	Riverview Bancorp Inc.	WA	520,487	65,182	55,210	1.35	1.35	10.57	10.57	10/26/93	NASDAQ	4,974,979	101.99
STSA	Sterling Financial Corp.	WA	6,095,155	430,295	280,479	0.86	0.86	13.58	13.53	NA	NASDAQ	22,558,932	705.15
TSBK	Timberland Bancorp Inc.	WA	446,324	71,508	71,508	1.29	1.38	7.50	7.99	01/13/98	NASDAQ	3,903,338	86.97
WFSL	Washington Federal Inc.	WA	7,543,092	1,092,340	1,032,727	1.85	1.84	13.58	13.52	NA	NASDAQ	78,498,545	1807.04
WM	Washington Mutual Inc.	WA	280,768,000	20,383,000	13,951,000	1.40	1.07	19.15	14.66	03/11/83	NYSE	862,953,000	37279.57
ABCW	Anchor BanCorp Wisconsin	WI	3,833,377	301,548	280,413	1.30	1.24	15.82	15.10	NA	NASDAQ	22,954,535	608.75
BKMU	Bank Mutual Corp.	WI	3,093,989	741,392	683,915	0.79	0.79	4.74	4.73	11/02/00	NASDAQ	78,783,849	813.05
FTFC	First Federal Capital Corp	WI	3,743,097	284,097	193,197	1.08	1.08	14.09	14.09	NA	NASDAQ	22,435,114	596.38
AFBC	Advance Financial Bancorp	WV	319,285	21,404	15,128	0.81	0.72	12.84	11.42	01/02/97	NASDAQ	1,398,427	24.91

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 21, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
SVBC	Sistersville Bancorp Inc.	WV	47,267	8,329	8,329	1.91	0.77	10.49	4.25	06/26/97	OTC BB	393,833	7.58
CRZY	Crazy Woman Creek Bancorp	WY	78,942	10,538	10,320	0.39	0.18	2.26	1.05	03/29/96	Pink Sheet	656,282	10.99

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 21, 2004

	State	ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ALL THRIFTS												
AVERAGE		3,336,432	277,893	221,989	1.27	1.07	15.64	13.18			17,136,122	515.77
MEDIAN		482,384	42,706	41,222	0.82	0.79	8.39	7.96			3,148,788	60
HIGH		280,768,000	20,383,000	13,951,000	2.34	2.34	42.21	42.21			862,953,000	37,279.57
LOW		31,941	2,416	2,416	-4.04	-4.08	-57.21	-57.79			190,961	0.00
AVERAGE FOR STATE												
CT		2,469,973	233,477	229,152	0.67	0.82	4.77	5.87			4,219,606	844.95
AVERAGE BY REGION												
MIDWEST		854,449	80,424	71,912	1.11	1.04	12.03	11.35			5,865,309	117.06
NEW ENGLAND		1,192,655	135,100	124,242	0.82	0.79	6.52	6.26			8,320,469	285.89
MID ATLANTIC		3,908,091	378,281	268,553	1.24	1.11	13.82	12.31			31,005,527	706.86
SOUTHEAST		1,055,658	88,608	80,954	0.95	0.90	11.27	10.64			8,926,727	146.14
SOUTHWEST		492,681	40,093	35,039	0.40	0.29	5.07	3.62			3,098,080	52.48
WEST		15,026,175	1,120,458	953,155	1.37	1.10	18.35	14.76			49,364,553	2,182.33
AVERAGE BY EXCHANGE												
NYSE		38,164,888	2,927,839	2,198,528	1.38	1.16	18.34	15.41			146,570,072	5,630.50
AMEX		688,237	59,228	56,881	0.78	0.69	8.97	7.93			3,914,290	89.12
NASDAQ		1,172,444	120,746	105,920	1.00	0.85	9.85	8.42			9,706,380	209.92
OTC		170,297	15,916	15,773	0.73	0.54	7.61	5.66			1,403,519	20.56
Pink Sheets		125,486	13,274	13,252	0.67	0.50	5.89	4.37			738,898	14.02

EXHIBIT 34

KELLER & COMPANY
Dublin, Ohio .
614-766-1426

RECENTLY CONVERTED THRIFT INSTITUTIONS

PRICES AND PRICE CHANGES

					PRICES AND CHANGE FROM IPO DATE					
			IPO Date	IPO Price ($)	1 Day After IPO ($)	% Change	1 Week After IPO ($)	% Change	1 Mo. After IPO ($)	% Change
SFFS	Sound Federal Bancorp Inc.	NY	01/07/03	10.00	11.00	10.00	11.13	11.30	11.51	15.10
CCFC	CCSB Financial Corp.	MO	01/09/03	10.00	12.00	20.00	12.31	23.10	12.50	25.00
WAYN	Wayne Savings Bancshares	OH	01/09/03	10.00	11.20	12.00	11.21	12.10	11.15	11.50
PFS	Provident Financial Services	NJ	01/16/03	10.00	15.50	55.00	15.52	55.20	15.15	51.50
FNFG	First Niagara Finl Group	NY	01/21/03	10.00	11.27	12.70	11.34	13.40	11.26	12.60
RFBK	Rantoul First Bank SB	IL	04/02/03	10.00	11.51	15.10	12.00	20.00	12.35	23.50
CFBC	Community First Bancorp Inc.	KY	06/27/03	10.00	12.00	20.00	12.03	20.30	12.05	20.50
JFBI	Jefferson Bancshares Inc.	TN	07/02/03	10.00	12.39	23.90	12.50	25.00	14.00	40.00
ASBH	ASB Holding Co (MHC)	NJ	10/03/03	10.00	16.20	62.00	17.10	71.00	16.85	68.50
FLTB	Flatbush Fed Bncp Inc.(MHC)	NY	10/21/03	8.00	13.10	63.75	12.35	54.38	12.85	60.63
RPFG	Rainier Pacific Finl Group Inc	WA	10/21/03	10.00	16.99	69.90	16.52	65.20	16.10	61.00
BKMU	Bank Mutual Corp.	WI	10/30/03	10.00	11.78	17.80	11.94	19.40	11.54	15.40
KNBT	KNBT Bancorp Inc.	PA	11/03/03	10.00	16.88	68.80	16.82	68.20	16.97	69.70
CHEV	Cheviot Financial (MHC)	OH	01/06/04	10.00	13.32	33.20	13.47	34.70	13.30	33.00
PBCP	Provident Bancorp Inc.	NY	01/15/04	10.00	11.50	15.00	11.38	13.80	11.51	15.10
SYNF	Synergy Finl Group Inc.	NJ	01/21/04	10.00	10.90	9.00	10.88	8.80	10.79	7.90
CSBK	Clifton Svngs Bncp Inc.(MHC)	NJ	03/04/04	10.00	12.25	22.50	13.75	37.50	13.29	32.90
CZWI	Citizens Community Bncp (MHC)	WI	03/30/04	10.00	12.37	23.70	13.25	32.50	11.75	17.50
KFED	K-Fed Bancorp (MHC)	CA	03/31/04	10.00	13.49	34.90	13.00	30.00	11.51	15.10
OFFO	Osage Federal Financial (MHC)	OK	04/01/04	10.00	12.00	20.00	12.25	22.50	10.95	9.50
WAWL	Wawel Savings Bank (MHC)	NJ	04/01/04	10.00	12.95	29.50	12.50	25.00	11.25	12.50
NABC	NewAlliance Bancshares Inc.	CT	04/02/04	10.00	15.17	51.70	14.53	45.30	13.65	36.50
SEFL	SE Financial Corp.	PA	05/06/04	10.00	9.95	(0.50)	9.90	(1.00)	NA	NA
		AVERAGE				30.00		30.77		29.77
		MEDIAN				22.50		25.00		22.00
		HIGH				69.90		71.00		69.70
		LOW				(0.50)		(1.00)		7.90

EXHIBIT 35

KELLER & COMPANY
Dublin, Ohio
614-766-1426

ACQUISITIONS AND PENDING ACQUISITIONS
COUNTY, CITY OR MARKET AREA OF SAVINGS INSTITUTE

NONE

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 36

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF MAY 21, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
KFED	K-Fed Bancorp (MHC)	CA	NASDAQ	12.180	14.000	11.000	5.27	NA	6.07	46.12	0.00	NA	200.71	26.41	NA
NEBS	New England Bancshares (MHC)	CT	OTC BB	17.600	23.950	15.300	-12.00	-14.15	11.97	88.25	0.00	44.00	147.03	19.94	56.35
PBCT	People's Bank (MHC)	CT	NASDAQ	30.900	33.733	17.700	8.57	4.63	12.37	113.99	1.07	17.26	249.80	27.13	51.83
CHFN	Charter Financial Corp. (MHC)	GA	NASDAQ	32.570	41.000	25.720	-9.45	-17.27	13.02	51.91	1.00	NM	250.15	62.28	123.73
WCFB	Webster City Fed Bncp (MHC)	IA	NASDAQ	14.000	17.250	10.085	-6.67	-12.50	6.04	27.92	0.64	45.16	231.97	50.15	45.16
AJSB	AJS Bancorp Inc. (MHC)	IL	OTC BB	23.500	27.500	18.500	0.64	-12.96	13.70	102.47	0.00	43.52	171.53	22.57	NA
JXSB	Jacksonville Bancorp (MHC)	IL	NASDAQ	14.000	20.000	13.260	-21.17	-26.32	10.75	135.88	0.30	46.67	130.23	10.30	72.84
MSVB	Mid-Southern Savings Bank(MHC)	IN	OTC BB	22.750	29.750	16.770	-14.15	-21.55	9.86	103.80	0.50	38.56	230.84	21.92	39.91
CFFN	Capitol Federal Finl (MHC)	KS	NASDAQ	30.290	39.577	27.760	-8.18	-16.56	13.58	114.89	2.55	NM	223.05	25.59	89.09
MDNB	Minden Bancorp Inc (MHC)	LA	OTC BB	20.000	23.250	14.750	-5.44	-9.09	12.77	71.83	0.22	23.81	156.64	27.84	23.81
SERC	Service Bancorp Inc. (MHC)	MA	OTC BB	25.000	32.400	21.000	-9.09	-18.96	15.55	190.78	0.00	21.01	160.77	13.10	21.42
WFSM	Westborough Finl Services(MHC)	MA	OTC BB	31.000	38.000	28.500	-11.55	-13.89	18.39	162.89	0.20	42.47	168.55	19.03	47.54
WFD	Westfield Financial Inc. (MHC)	MA	AMEX	20.000	25.500	17.620	-8.63	-20.16	12.61	76.07	0.20	29.85	158.60	24.95	32.39
BCSB	BCSB Bankcorp Inc. (MHC)	MD	NASDAQ	14.850	22.680	14.650	-16.01	-29.95	7.77	123.88	0.50	NM	191.17	11.99	193.97
ALPN	Alpena Bancshares Inc. (MHC)	MI	OTC BB	18.500	25.000	16.500	-11.90	-24.49	13.22	136.88	0.50	27.61	139.93	13.52	33.82
LBTME	Liberty Savings Bank (MHC)	MO	OTC BB	23.000	30.500	19.050	-17.86	-21.37	14.93	150.87	0.80	43.40	154.07	15.24	54.24
EBMT	Eagle Bancorp (MHC)	MT	OTC BB	33.000	45.000	25.100	-13.16	-14.84	20.70	170.14	0.64	21.57	159.40	19.40	22.89
ASFE	AF Financial Group (MHC)	NC	OTC BB	20.500	23.000	16.000	5.67	-2.38	11.81	192.77	0.20	NM	173.60	10.63	NA
WAKE	Wake Forest Bancshares (MHC)	NC	OTC BB	21.500	26.500	17.000	-10.42	-14.00	13.79	78.21	0.56	23.12	155.94	27.49	23.12
ASBH	ASB Holding Co (MHC)	NJ	OTC BB	14.700	20.000	12.500	-5.16	-13.02	6.97	71.06	0.00	NA	211.01	20.69	NA
CSBK	Clifton Svngs Bncp Inc.(MHC)	NJ	NASDAQ	11.610	14.250	11.480	-3.89	NA	NA	NA	0.00	NA	NA	NA	NA
HCBK	Hudson City Bancorp Inc. (MHC)	NJ	NASDAQ	34.730	40.380	23.560	1.55	-10.40	7.66	94.51	0.62	30.73	453.39	35.14	33.03
ROEB	Roebling Financial Corp. (MHC)	NJ	OTC BB	38.000	40.500	20.500	0.00	40.74	17.20	205.61	0.00	29.46	220.93	18.48	29.46
WAWL	Wawel Savings Bank (MHC)	NJ	OTC BB	11.900	13.750	10.000	8.18	NA	NA	NA	0.00	NA	NA	NA	NA
ALMG	Alamogordo Finl Corp. (MHC)	NM	OTC BB	43.000	45.000	28.000	-2.27	4.24	21.66	122.67	0.70	NA	198.49	35.05	72.88
FLTB	Flatbush Fed Bncp Inc.(MHC)	NY	OTC BB	10.500	16.000	9.250	-4.55	-12.50	7.04	63.16	0.00	NA	149.21	16.62	NA
GOV	Gouverneur Bancorp (MHC)	NY	AMEX	12.100	14.000	9.700	-6.92	-10.70	7.80	42.03	0.26	36.67	155.08	28.79	38.97
GCBC	Greene County Bncp Inc. (MHC)	NY	NASDAQ	30.300	36.000	21.501	-7.48	-14.62	15.00	133.74	0.76	23.49	202.00	22.20	23.61
ONFC	Oneida Financial Corp. (MHC)	NY	NASDAQ	9.035	18.600	8.985	-33.71	-40.43	6.95	57.25	0.37	23.78	130.00	15.78	27.41
PRTR	Partners Trust Financial (MHC)	NY	NASDAQ	22.140	41.490	17.350	-22.88	-44.15	12.65	92.72	0.39	22.59	175.02	23.88	22.47
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	NASDAQ	15.500	20.999	13.685	-18.21	-20.51	8.88	120.73	0.40	25.41	174.55	12.84	30.19
ROME	Rome Bancorp Inc. (MHC)	NY	NASDAQ	32.010	36.000	19.613	12.32	-5.13	8.35	61.19	0.37	NM	383.35	52.29	75.57

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF MAY 21, 2004

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
CHEV	Cheviot Financial (MHC)	OH	NASDAQ	10.480	13.750	10.300	-6.76	-23.11	NA	NA	0.05	NA	NA	NA	NA
OFFO	Osage Federal Financial (MHC)	OK	OTC BB	11.450	12.350	10.500	5.05	NA	5.93	40.45	0.00	NA	193.12	28.31	NA
EKFC	Eureka Financial Corp (MHC)	PA	OTC BB	32.000	34.500	20.500	-5.88	-5.88	16.10	68.11	1.13	55.17	198.76	47.00	55.17
ALLB	Greater Delaware Valley (MHC)	PA	NASDAQ	29.280	40.500	22.350	-16.34	-25.71	10.43	110.41	0.36	44.36	280.80	26.52	44.36
NWSB	Northwest Bancorp Inc. (MHC)	PA	NASDAQ	20.510	26.670	15.350	-8.40	-20.38	10.51	121.03	0.40	20.72	195.15	16.95	22.45
CZWI	Citizens Community Bncp (MHC)	WI	OTC BB	11.850	13.500	11.250	-1.25	NA	6.32	46.46	0.00	NA	187.41	25.50	NA
ALL MUTUAL HOLDING COMPANIES															
	AVERAGE			21.743	27.285	16.912	-7.16	-14.77	11.67	102.59	0.41	32.52	198.92	25.01	50.27
	MEDIAN			20.500	25.500	16.500	-6.92	-14.39	11.89	102.47	0.36	29.46	181.22	22.39	38.97
	HIGH			43.000	45.000	28.500	12.32	40.74	21.66	205.61	2.55	55.17	453.39	62.28	193.97
	LOW			9.035	12.350	8.985	-33.71	-44.15	5.93	27.92	0.00	17.26	130.00	10.30	21.42

EXHIBIT 37

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF MAY 21, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
KFED	K-Fed Bancorp (MHC)	CA	670,969	88,288	88,288	NA	NA	NA	NA	03/31/04	NASDAQ	14,548,500	177.20
NEBS	New England Bancshares (MHC)	CT	199,232	27,025	24,960	0.39	0.35	2.93	2.61	06/04/02	OTC BB	2,257,651	39.73
PBCT	People's Bank (MHC)	CT	10,669,100	1,158,700	1,046,200	1.45	0.48	16.79	5.53	07/06/88	NASDAQ	93,600,000	2,895.94
CHFN	Charter Financial Corp. (MHC)	GA	1,015,957	252,938	246,883	0.63	0.50	2.63	2.09	10/17/01	NASDAQ	19,570,476	637.41
WCFB	Webster City Fed Bncp (MHC)	IA	105,318	22,767	22,657	1.11	1.11	5.18	5.18	08/15/94	NASDAQ	3,772,372	52.81
AJSB	AJS Bancorp Inc. (MHC)	IL	245,194	32,266	32,266	0.53	NA	3.84	NA	12/27/01	OTC BB	2,392,921	56.23
JXSB	Jacksonville Bancorp (MHC)	IL	265,194	20,984	17,918	0.24	0.15	3.07	1.96	04/21/95	NASDAQ	1,951,743	27.32
MSVB	Mid-Southern Savings Bank(MHC)	IN	151,474	14,382	14,382	0.59	0.59	5.92	5.92	04/09/98	OTC BB	1,459,303	33.20
CFFN	Capitol Federal Finl (MHC)	KS	8,466,368	971,414	971,414	0.29	0.29	2.53	2.53	04/01/99	NASDAQ	73,691,867	2,235.22
MDNB	Minden Bancorp Inc (MHC)	LA	104,496	18,574	18,574	1.31	1.31	6.83	6.83	07/02/02	OTC BB	1,454,750	29.09
SERC	Service Bancorp Inc. (MHC)	MA	310,500	25,307	25,307	0.66	0.65	8.21	8.05	10/08/98	OTC BB	1,627,500	40.69
WFSM	Westborough Finl Services(MHC)	MA	258,776	29,219	29,219	0.46	0.41	4.03	3.62	02/16/00	OTC BB	1,588,674	49.25
WFD	Westfield Financial Inc. (MHC)	MA	797,488	125,435	125,435	0.85	0.78	5.52	5.09	12/28/01	AMEX	10,483,900	209.68
BCSB	BCSB Bankcorp Inc. (MHC)	MD	730,777	45,823	43,135	0.07	0.06	1.01	0.84	07/08/98	NASDAQ	5,899,093	87.60
ALPN	Alpena Bancshares Inc. (MHC)	MI	227,052	21,930	18,156	0.49	0.40	5.06	4.13	11/07/94	OTC BB	1,658,780	30.69
LBTME	Liberty Savings Bank (MHC)	MO	203,839	20,169	20,169	0.36	0.29	3.50	2.79	08/23/93	OTC BB	1,351,076	31.07
EBMT	Eagle Bancorp (MHC)	MT	206,612	25,140	25,140	0.89	0.84	7.58	7.17	04/05/00	OTC BB	1,214,372	40.07
ASFE	AF Financial Group (MHC)	NC	202,378	12,397	10,721	-0.16	NA	-2.50	NA	10/07/96	OTC BB	1,049,838	21.52
WAKE	Wake Forest Bancshares (MHC)	NC	89,568	15,791	15,791	1.23	1.23	6.86	6.86	04/03/96	OTC BB	1,145,296	24.67
ASBH	ASB Holding Co (MHC)	NJ	394,728	38,695	38,695	NA	NA	NA	NA	10/03/03	OTC BB	5,554,500	81.65
CSBK	Clifton Svngs Bncp Inc.(MHC)	NJ	635,855	75,875	75,875	NA	NA	NA	NA	03/04/04	NASDAQ	NA	354.46
HCBK	Hudson City Bancorp Inc. (MHC)	NJ	17,919,949	1,388,920	1,388,920	1.31	1.22	15.65	14.56	07/13/99	NASDAQ	189,602,811	6,575.75
ROEB	Roebling Financial Corp. (MHC)	NJ	87,488	7,319	7,319	0.63	0.63	7.62	7.62	10/02/97	OTC BB	425,500	16.17
WAWL	Wawel Savings Bank (MHC)	NJ	NA	NA	NA	1.12	1.10	14.33	14.08	04/01/04	OTC BB	NA	23.01
ALMG	Alamogordo Finl Corp. (MHC)	NM	158,690	28,026	28,026	0.47	0.47	2.69	2.69	05/16/00	OTC BB	1,293,665	55.86
FLTB	Flatbush Fed Bncp Inc.(MHC)	NY	140,663	15,672	15,672	0.06	0.06	0.82	0.82	10/21/03	OTC BB	2,227,000	23.38
GOV	Gouverneur Bancorp (MHC)	NY	95,912	17,806	17,806	0.83	0.78	4.28	4.03	03/23/99	AMEX	2,282,109	27.61
GCBC	Greene County Bncp Inc. (MHC)	NY	274,615	30,185	30,185	1.02	1.01	9.20	9.15	12/30/98	NASDAQ	2,053,403	62.22
ONFC	Oneida Financial Corp. (MHC)	NY	426,668	51,786	39,083	0.70	0.61	5.96	5.17	12/30/98	NASDAQ	7,452,862	67.34
PRTR	Partners Trust Financial (MHC)	NY	1,318,346	179,877	142,536	1.06	1.06	7.80	7.85	04/04/02	NASDAQ	14,218,406	314.91
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	302,316	22,236	17,601	0.52	0.44	6.91	5.80	11/16/95	NASDAQ	2,504,000	38.81
ROME	Rome Bancorp Inc. (MHC)	NY	259,631	35,415	35,415	0.55	0.71	3.92	5.05	10/06/99	NASDAQ	4,242,986	135.50
CHEV	Cheviot Financial (MHC)	OH	246,007	37,251	37,251	NA	NA	NA	NA	01/06/04	NASDAQ	NA	103.95

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF MAY 21, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
OFFO	Osage Federal Financial (MHC)	OK	92,271	13,526	13,526	NA	NA	NA	NA	04/01/04	OTC BB	2,281,313	26.12
EKFC	Eureka Financial Corp (MHC)	PA	83,536	19,752	19,752	0.90	0.90	3.83	3.83	01/07/99	OTC BB	1,226,538	39.25
ALLB	Greater Delaware Valley (MHC)	PA	379,949	35,885	35,885	0.60	0.60	6.43	6.43	03/03/95	NASDAQ	3,441,383	100.76
NWSB	Northwest Bancorp Inc. (MHC)	PA	5,801,532	503,944	360,725	0.85	0.79	10.94	10.10	11/07/94	NASDAQ	47,933,545	983.39
CZWI	Citizens Community Bncp (MHC)	WI	141,334	19,233	NA	NA	NA	NA	NA	03/30/04	OTC BB	3,041,750	36.04
ALL MUTUAL HOLDING COMPANIES													
	AVERAGE		1,450,805	147,296	141,691	1.00	0.74	10.36	7.61			15,157,140	415.41
	MEDIAN		252,392	27,526	28,026	0.63	0.61	5.18	5.17			2,281,711.00	49.25
	HIGH		17,919,949	1,388,920	1,388,920	1.45	1.31	16.79	14.56			189,602,811	6,575.75
	LOW		83,536	7,319	7,319	-0.16	0.06	-2.50	0.82			425,500	16.17

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 38

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
States: CT DE IN IL KY MA MD ME NH NJ NY OH PA RI VT WV
IPO Date: <= 03/31/03
Asset size: >=100,000,000
<=2,000,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	SI FINANCIAL GROUP, INC.		-	**537,410**	**18.85**	**3.46**	**42.54**	**73.44**	**76.90**	**13.44**	**6.53**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 03/31/03	> 100,000 < 2,000,000	< 30.00	< 25.00	20.00 - 70.00	60.00 - 90.00	70.00 - 90.00	< 30.00	5.00 - 15.00
SOBI	Sobieski Bancorp Inc.	IN	03/31/95	110,944	10.70	23.44	40.01	57.58	81.02	30.24	4.81
GCFC	Central Federal Corp.	OH	12/30/98	114,158	NA	11.38	32.72	57.34	68.72	16.39	17.18
PBNC	PFS Bancorp Inc.	IN	10/12/01	118,273	13.62	0.00	64.37	84.80	84.80	1.69	22.76
BUCS	BUCS Financial Corp	MD	03/15/01	118,319	7.22	20.52	41.78	65.19	85.71	19.72	8.45
CIBI	Community Investors Bancorp	OH	02/07/95	121,552	16.44	1.23	65.66	79.38	80.62	17.33	11.02
LWFH	Lawrence Financial Holdings	OH	12/29/00	124,915	18.59	12.63	30.85	63.30	75.92	0.00	11.35
AFBA	Allied First Bancorp Inc.	IL	12/31/01	129,565	5.93	6.71	59.25	85.73	92.44	27.40	7.79
PSFC	Peoples-Sidney Financial Corp.	OH	04/28/97	136,792	12.14	0.00	67.00	85.49	85.49	23.02	12.76
FKKY	Frankfort First Bancorp Inc.	KY	07/10/95	137,970	NA	2.41	86.76	91.54	93.95	32.56	12.81
FFDF	FFD Financial Corp.	OH	04/03/96	138,418	15.83	0.81	40.68	81.25	82.07	11.07	12.34
CSFC	City Savings Financial Corp.	IN	12/28/01	146,422	14.24	0.14	36.99	80.41	80.55	24.28	7.92
CKFB	CKF Bancorp Inc.	KY	01/04/95	147,290	7.46	3.60	59.03	86.22	89.83	5.25	10.32
AMFC	AMB Financial Corp.	IN	04/01/96	151,674	8.10	2.08	55.70	81.64	83.73	14.44	8.38
LOGN	Logansport Financial Corp.	IN	06/14/95	153,868	16.47	13.08	34.37	66.99	80.07	24.67	10.81
HCFC	Home City Financial Corp.	OH	12/30/96	154,001	NA	1.97	44.40	82.21	84.19	22.51	7.97
HLFC	Home Loan Financial Corp.	OH	03/26/98	157,521	11.22	4.45	57.70	82.79	87.24	31.36	14.45
GTPS	Great American Bancorp	IL	06/30/95	157,770	25.46	3.00	31.31	66.22	69.22	8.24	11.27
ALFC	Atlantic Liberty Financial	NY	10/23/02	160,009	NA	20.19	39.41	70.66	90.84	14.50	16.39
ASBP	ASB Financial Corp.	OH	05/11/95	160,151	12.39	7.16	49.95	78.20	85.36	5.88	10.62
HFFB	Harrodsburg First Fin Bancorp	KY	10/04/95	179,395	15.07	12.04	40.37	67.05	79.08	6.08	11.87

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
States: CT DE IN IL KY MA MD ME NH NJ NY OH PA RI VT WV
IPO Date: <= 03/31/03
Asset size: >=100,000,000 <=2,000,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	SI FINANCIAL GROUP, INC.		**-**	**537,410**	**18.85**	**3.46**	**42.54**	**73.44**	**76.90**	**13.44**	**6.53**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 03/31/03	> 100,000 < 2,000,000	< 30.00	< 25.00	20.00 - 70.00	60.00 - 90.00	70.00 - 90.00	< 30.00	5.00 - 15.00
BRBI	Blue River Bancshares Inc.	IN	06/24/98	202,005	20.20	4.97	16.97	69.33	74.30	9.56	8.23
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	211,901	4.93	23.48	34.53	65.30	88.78	22.34	14.23
NEIB	Northeast Indiana Bancorp	IN	06/28/95	222,456	12.81	7.92	44.12	74.36	82.29	28.83	12.28
HFSK	HFS Bank FSB	IN	10/02/85	228,079	17.47	0.52	57.75	78.67	79.19	31.44	8.60
FBTC	First BancTrust Corp.	IL	04/19/01	228,884	17.57	30.94	16.15	46.83	77.77	15.51	11.86
RIVR	River Valley Bancorp	IN	12/20/96	255,076	19.24	0.07	33.75	75.38	75.44	19.60	8.96
UCBC	Union Community Bancorp	IN	12/29/97	264,907	8.66	0.19	58.37	84.40	84.58	12.71	13.51
NTNY	Nittany Financial Corp.	PA	10/23/98	266,215	17.94	6.41	49.26	73.30	79.71	4.61	5.76
PFED	Park Bancorp Inc.	IL	08/12/96	269,006	17.38	16.60	38.29	61.17	77.76	24.28	11.27
HMLK	Hemlock Federal Financial Corp	IL	04/02/97	318,774	24.87	28.45	36.16	42.56	71.00	27.07	7.01
AFBC	Advance Financial Bancorp	WV	01/02/97	319,285	5.30	6.78	43.41	83.28	90.06	9.24	6.70
LSBI	LSB Financial Corp.	IN	02/03/95	332,165	8.83	0.50	44.69	86.38	86.89	19.52	8.54
FFBI	First Federal Bancshares Inc.	IL	09/28/00	332,865	39.75	19.28	24.97	38.72	58.00	3.97	12.89
PHSB	PHSB Financial Corp.	PA	07/10/97	341,682	15.15	38.57	17.91	43.82	82.39	16.13	13.84
CFSB	Citizens First Financial Corp.	IL	05/01/96	347,315	15.53	3.74	33.68	76.26	80.01	16.96	9.69
CFSL	Chesterfield Financial Corp.	IL	05/02/01	360,899	54.39	3.92	39.44	40.27	44.19	0.00	20.72
WAYN	Wayne Savings Bancshares	OH	06/25/93	371,964	15.13	23.93	47.49	56.12	80.05	8.07	11.92
FCAP	First Capital Inc.	IN	12/21/92	409,138	16.79	3.84	49.01	74.35	78.20	14.85	10.73
MYST	Mystic Financial Inc.	MA	01/09/98	428,417	NA	17.81	40.31	69.08	86.88	12.18	6.47
CNY	Carver Bancorp Inc.	NY	10/25/94	538,830	7.19	23.85	17.14	65.31	89.16	19.35	8.29

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
States: CT DE IN IL KY MA MD ME NH NJ NY OH PA RI VT WV
IPO Date: <= 03/31/03
Asset size: >=100,000,000 <=2,000,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	SI FINANCIAL GROUP, INC.		-	**537,410**	**18.85**	**3.46**	**42.54**	**73.44**	**76.90**	**13.44**	**6.53**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 03/31/03	> 100,000 < 2,000,000	< 30.00	< 25.00	20.00 - 70.00	60.00 - 90.00	70.00 - 90.00	< 30.00	5.00 - 15.00
HFBC	HopFed Bancorp Inc.	KY	02/09/98	541,005	20.14	12.70	35.31	62.95	75.65	12.74	9.01
FKFS	First Keystone Financial	PA	01/26/95	570,757	NA	23.66	32.23	51.41	75.07	30.64	5.80
LNCB	Lincoln Bancorp	IN	12/30/98	580,357	17.16	3.85	46.34	76.15	80.00	29.59	13.85
SYNF	Synergy Finl Group Inc.	NJ	09/18/02	591,287	2.13	25.80	38.04	67.49	93.29	14.19	6.64
MFSF	MutualFirst Financial Inc.	IN	12/30/99	809,475	6.69	1.54	50.84	84.87	86.41	15.83	11.95
PCBI	Peoples Community Bancorp Inc.	OH	03/30/00	822,548	3.33	24.29	28.55	68.77	93.05	38.99	5.82
WRO	Woronoco Bancorp Inc.	MA	03/19/99	825,458	9.98	21.57	43.69	65.50	87.07	39.30	9.86
WGBC	Willow Grove Bncp Inc.	PA	12/24/98	847,537	18.33	21.91	27.63	57.32	79.23	18.86	12.98
NEPF	Northeast PA Financial Corp.	PA	04/01/98	876,896	19.87	23.42	22.63	51.04	74.46	31.02	7.08
SFFS	Sound Federal Bancorp Inc.	NY	10/08/98	890,541	12.81	29.21	45.84	53.73	82.94	3.93	15.39
EFC	EFC Bancorp Inc.	IL	04/07/98	917,553	16.16	1.07	55.27	77.77	78.84	21.38	8.83
FDEF	First Defiance Financial	OH	07/07/93	1,037,100	14.73	4.40	23.03	73.87	78.27	17.00	12.27
BHL	Berkshire Hills Bancorp Inc.	MA	06/28/00	1,263,497	16.19	20.28	25.01	59.59	79.87	23.67	10.12
CITZ	CFS Bancorp Inc.	IN	07/24/98	1,555,658	21.37	11.89	24.95	62.58	74.46	26.90	10.19
BRKL	Brookline Bancorp Inc.	MA	03/25/98	1,591,208	24.57	4.12	10.13	69.96	74.08	16.80	37.47
FPFC	First Place Financial Corp.	OH	01/04/99	1,654,436	15.84	7.35	44.96	65.00	72.35	19.68	11.51
BFD	BostonFed Bancorp Inc.	MA	10/24/95	1,667,866	NA	NA	NA	71.77	NA	23.20	5.73
PBCP	Provident Bancorp Inc.	NY	01/08/99	1,713,940	20.76	17.23	24.43	55.17	72.40	7.86	20.31
OCFC	OceanFirst Financial Corp.	NJ	07/03/96	1,767,746	10.30	4.92	66.00	80.74	85.66	27.29	7.78
FFIC	Flushing Financial Corp.	NY	11/21/95	1,994,466	5.77	24.04	20.58	67.07	91.10	29.27	7.76

EXHIBIT 39

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
- States: CT DE IN IL KY MA MD ME NH NJ NY OH PA RI VT WV
- IPO Date: <= 03/31/03
- Asset size: >=100,000,000 <=2,000,000,000

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	SI FINANCIAL GROUP, INC.		**-**	**537,410**	**0.84**	**12.80**	**3.80**	**3.29**	**0.92**	**0.32**	**0.06**	**0.53**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 03/31/03	> 100,000 < 2,000,000	0.60 - 1.15	3.00 - 15.00	2.75 - 4.75	2.00 - 4.00	< 1.75	< 1.00	< 0.25	> 0.20
SOBI	Sobieski Bancorp Inc.	IN	03/31/95	110,944	-4.08	-57.79	1.32	4.18	0.39	7.21	3.04	1.96
GCFC	Central Federal Corp.	OH	12/30/98	114,158	NA	NA	1.98	4.73	NA	0.83	0.17	0.39
PBNC	PFS Bancorp Inc.	IN	10/12/01	118,273	0.71	3.16	3.26	2.33	0.33	0.96	0.15	0.65
BUCS	BUCS Financial Corp	MD	03/15/01	118,319	0.40	4.68	3.08	4.65	2.51	0.04	0.00	0.53
CIBI	Community Investors Bancorp	OH	02/07/95	121,552	0.72	6.74	3.18	2.35	0.45	0.75	0.04	0.50
LWFH	Lawrence Financial Holdings	OH	12/29/00	124,915	0.27	2.51	4.04	3.31	0.68	1.86	0.13	0.79
AFBA	Allied First Bancorp Inc.	IL	12/31/01	129,565	0.47	5.01	3.38	2.99	0.59	0.03	0.00	0.50
PSFC	Peoples-Sidney Financial Corp.	OH	04/28/97	136,792	0.68	5.49	3.23	2.18	0.10	1.43	0.00	0.53
FKKY	Frankfort First Bancorp Inc.	KY	07/10/95	137,970	0.73	5.66	2.43	1.33	0.04	0.55	0.00	0.06
FFDF	FFD Financial Corp.	OH	04/03/96	138,418	0.70	5.62	2.89	2.44	0.67	0.72	0.00	0.57
CSFC	City Savings Financial Corp.	IN	12/28/01	146,422	0.93	11.71	3.50	1.99	0.79	2.68	0.04	0.89
CKFB	CKF Bancorp Inc.	KY	01/04/95	147,290	1.09	10.69	3.25	1.62	0.14	1.13	0.09	0.42
AMFC	AMB Financial Corp.	IN	04/01/96	151,674	0.70	8.44	3.23	2.77	1.03	0.74	0.00	0.70
LOGN	Logansport Financial Corp.	IN	06/14/95	153,868	0.79	7.60	2.63	1.56	0.42	0.88	0.00	1.15
HCFC	Home City Financial Corp.	OH	12/30/96	154,001	NA	NA	NA	2.24	0.14	NA	0.02	0.66
HLFC	Home Loan Financial Corp.	OH	03/26/98	157,521	NA	NA	4.11	2.52	NA	NA	0.05	NA
GTPS	Great American Bancorp	IL	06/30/95	157,770	0.82	7.68	3.57	3.89	2.04	0.02	0.15	0.75
ALFC	Atlantic Liberty Financial	NY	10/23/02	160,009	0.92	5.34	4.39	2.75	0.26	NA	0.00	0.36

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
States: CT DE IN IL KY MA MD ME NH NJ NY OH PA RI VT WV
IPO Date: <= 03/31/03
Asset size: >=100,000,000 <=2,000,000,000

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	SI FINANCIAL GROUP, INC.		**-**	**537,410**	**0.84**	**12.80**	**3.80**	**3.29**	**0.92**	**0.32**	**0.06**	**0.53**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 03/31/03	> 100,000 < 2,000,000	0.60 - 1.15	3.00 - 15.00	2.75 - 4.75	2.00 - 4.00	< 1.75	< 1.00	< 0.25	> 0.20
ASBP	ASB Financial Corp.	OH	05/11/95	160,151	1.26	11.85	3.93	2.41	0.49	0.99	0.00	0.69
HFFB	Harrodsburg First Fin Bancorp	KY	10/04/95	179,395	0.55	4.54	2.71	2.36	0.45	0.51	0.00	0.53
BRBI	Blue River Bancshares Inc.	IN	06/24/98	202,005	NA	NA	3.36	3.36	NA	1.96	1.60	0.83
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	211,901	0.74	4.69	3.41	3.06	1.09	0.22	0.00	0.49
NEIB	Northeast Indiana Bancorp	IN	06/28/95	222,456	0.82	6.81	2.82	2.24	0.70	1.31	0.07	0.76
HFSK	HFS Bank FSB	IN	10/02/85	228,079	0.70	8.35	2.58	1.92	0.71	0.76	0.09	0.55
FBTC	First BancTrust Corp.	IL	04/19/01	228,884	0.70	6.20	3.57	3.29	1.47	1.03	0.03	0.97
RIVR	River Valley Bancorp	IN	12/20/96	255,076	1.11	12.20	3.28	2.43	1.31	0.59	0.00	0.81
UCBC	Union Community Bancorp	IN	12/29/97	264,907	0.79	5.95	3.25	1.99	0.22	NA	0.14	0.45
NTNY	Nittany Financial Corp.	PA	10/23/98	266,215	0.77	13.05	2.97	2.37	0.77	NA	0.00	0.68
PFED	Park Bancorp Inc.	IL	08/12/96	269,006	0.82	7.39	3.20	2.09	0.43	0.09	0.03	0.22
HMLK	Hemlock Federal Financial Corp	IL	04/02/97	318,774	0.35	5.05	2.09	2.02	0.77	0.09	0.00	0.30
AFBC	Advance Financial Bancorp	WV	01/02/97	319,285	0.72	11.42	3.19	2.16	0.70	NA	0.23	0.50
LSBI	LSB Financial Corp.	IN	02/03/95	332,165	0.91	10.67	3.46	2.40	0.91	0.70	0.11	0.80
FFBI	First Federal Bancshares Inc.	IL	09/28/00	332,865	0.49	3.64	2.76	2.05	0.51	0.42	0.06	0.28
PHSB	PHSB Financial Corp.	PA	07/10/97	341,682	0.43	3.15	2.59	2.18	0.97	0.08	0.01	0.47
CFSB	Citizens First Financial Corp.	IL	05/01/96	347,315	NA	NA	3.33	2.66	0.89	NA	0.62	0.93
CFSL	Chesterfield Financial Corp.	IL	05/02/01	360,899	0.60	2.97	2.83	2.48	0.75	0.10	0.00	0.36

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
States: CT DE IN IL KY MA MD ME NH NJ NY OH PA RI VT WV
IPO Date: <= 03/31/03
Asset size: >=100,000,000 <=2,000,000,000

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	SI FINANCIAL GROUP, INC.		**-**	**537,410**	**0.84**	**12.80**	**3.80**	**3.29**	**0.92**	**0.32**	**0.06**	**0.53**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 03/31/03	> 100,000 < 2,000,000	0.60 - 1.15	3.00 - 15.00	2.75 - 4.75	2.00 - 4.00	< 1.75	< 1.00	< 0.25	> 0.20
WAYN	Wayne Savings Bancshares	OH	06/25/93	371,964	0.75	6.52	3.13	2.44	0.53	0.52	0.05	0.19
FCAP	First Capital Inc.	IN	12/21/92	409,138	0.90	8.47	3.62	2.32	0.56	1.35	0.05	0.59
MYST	Mystic Financial Inc.	MA	01/09/98	428,417	0.30	4.84	3.08	2.69	0.45	NA	0.00	0.66
CNY	Carver Bancorp Inc.	NY	10/25/94	538,830	0.93	11.37	3.56	2.98	0.98	0.39	0.00	0.77
HFBC	HopFed Bancorp Inc.	KY	02/09/98	541,005	0.61	6.60	2.64	1.84	0.61	NA	0.02	0.52
FKFS	First Keystone Financial	PA	01/26/95	570,757	0.24	4.11	2.28	2.38	0.93	0.51	0.26	0.37
LNCB	Lincoln Bancorp	IN	12/30/98	580,357	0.63	4.54	2.93	2.40	0.60	0.46	0.14	0.63
SYNF	Synergy Finl Group Inc.	NJ	09/18/02	591,287	0.53	6.88	3.77	2.99	0.40	0.07	0.00	0.52
MFSF	MutualFirst Financial Inc.	IN	12/30/99	809,475	0.98	8.30	3.68	2.58	0.75	0.62	0.07	0.84
PCBI	Peoples Community Bancorp Inc.	OH	03/30/00	822,548	0.45	6.63	2.95	1.69	0.14	1.07	0.11	1.28
WRO	Woronoco Bancorp Inc.	MA	03/19/99	825,458	0.81	8.17	2.79	2.31	0.91	0.05	0.00	0.42
WGBC	Willow Grove Bncp Inc.	PA	12/24/98	847,537	0.64	4.65	3.18	2.46	0.54	NA	0.05	0.60
NEPF	Northeast PA Financial Corp.	PA	04/01/98	876,896	NA	NA	2.48	3.18	1.20	1.18	0.13	1.16
SFFS	Sound Federal Bancorp Inc.	NY	10/08/98	890,541	0.78	4.83	3.26	1.91	0.12	0.22	0.00	0.30
EFC	EFC Bancorp Inc.	IL	04/07/98	917,553	0.79	8.89	3.01	2.12	0.66	0.28	0.01	0.42
FDEF	First Defiance Financial	OH	07/07/93	1,037,100	1.10	9.12	3.47	2.85	1.68	0.26	0.04	0.88
BHL	Berkshire Hills Bancorp Inc.	MA	06/28/00	1,263,497	0.73	7.02	3.52	3.09	1.08	0.24	0.00	0.71
CITZ	CFS Bancorp Inc.	IN	07/24/98	1,555,658	0.18	1.77	1.90	2.16	0.80	1.58	0.01	0.73

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
- States: CT DE IN IL KY MA MD ME NH NJ NY OH PA RI VT WV
- IPO Date: <= 03/31/03
- Asset size: >=100,000,000 <=2,000,000,000

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	SI FINANCIAL GROUP, INC.		**-**	**537,410**	**0.84**	**12.80**	**3.80**	**3.29**	**0.92**	**0.32**	**0.06**	**0.53**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 03/31/03	> 100,000 < 2,000,000	0.60 - 1.15	3.00 - 15.00	2.75 - 4.75	2.00 - 4.00	< 1.75	< 1.00	< 0.25	> 0.20
BRKL	Brookline Bancorp Inc.	MA	03/25/98	1,591,208	1.20	2.92	3.25	1.62	0.39	0.01	0.00	1.03
FPFC	First Place Financial Corp.	OH	01/04/99	1,654,436	1.06	9.26	3.26	2.55	1.42	0.88	0.05	0.64
BFD	BostonFed Bancorp Inc.	MA	10/24/95	1,667,866	0.32	5.50	2.41	2.53	0.86	NA	NA	0.86
PBCP	Provident Bancorp Inc.	NY	01/08/99	1,713,940	0.86	6.68	4.33	3.24	0.63	0.25	0.00	1.00
OCFC	OceanFirst Financial Corp.	NJ	07/03/96	1,767,746	1.08	14.10	3.37	2.61	1.12	0.19	0.01	0.62
FFIC	Flushing Financial Corp.	NY	11/21/95	1,994,466	1.16	15.40	3.54	1.79	0.31	0.04	0.00	0.33

(1) Asset quality ratios reflect balance sheet totals at the end of the most recent quarter.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

BALANCE SHEET RATIOS

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	SI FINANCIAL GROUP, INC.		**-**	**537,410**	**18.85**	**3.46**	**42.54**	**73.44**	**76.90**	**13.44**	**6.53**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 03/31/03	> 100,000 < 2,000,000	< 30.00	< 25.00	20.00 - 70.00	60.00 - 90.00	70.00 - 90.00	< 30.00	5.00 - 15.00
AMFC	AMB Financial Corp.	IN	04/01/96	151,674	8.10	2.08	55.70	81.64	83.73	14.44	8.38
RIVR	River Valley Bancorp	IN	12/20/96	255,076	19.24	0.07	33.75	75.38	75.44	19.60	8.96
PFED	Park Bancorp Inc.	IL	08/12/96	269,006	17.38	16.60	38.29	61.17	77.76	24.28	11.27
LSBI	LSB Financial Corp.	IN	02/03/95	332,165	8.83	0.50	44.69	86.38	86.89	19.52	8.54
LNCB	Lincoln Bancorp	IN	12/30/98	580,357	17.16	3.85	46.34	76.15	80.00	29.59	13.85
MFSF	MutualFirst Financial Inc.	IN	12/30/99	809,475	6.69	1.54	50.84	84.87	86.41	15.83	11.95
FDEF	First Defiance Financial	OH	07/07/93	1,037,100	14.73	4.40	23.03	73.87	78.27	17.00	12.27
BHL	Berkshire Hills Bancorp Inc.	MA	06/28/00	1,263,497	16.19	20.28	25.01	59.59	79.87	23.67	10.12
FPFC	First Place Financial Corp.	OH	01/04/99	1,654,436	15.84	7.35	44.96	65.00	72.35	19.68	11.51
OCFC	OceanFirst Financial Corp.	NJ	07/03/96	1,767,746	10.30	4.92	66.00	80.74	85.66	27.29	7.78
		AVERAGE		812,053	13.44	6.16	42.86	74.48	80.64	21.09	10.46
		MEDIAN		694,916	15.29	4.12	44.82	75.76	79.93	19.64	10.70
		HIGH		1,767,746	19.24	20.28	66.00	86.38	86.89	29.59	13.85
		LOW		151,674	6.69	0.07	23.03	59.59	72.35	14.44	7.78

EXHIBIT 41

KELLER & COMPANY
Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

OPERATING PERFORMANCE AND ASSET QUALITY RATIOS
Most Recent Four Quarters

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	SI FINANCIAL GROUP, INC.		**-**	**537,410**	**0.84**	**12.80**	**3.80**	**3.29**	**0.92**	**0.32**	**0.06**	**0.53**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 03/31/03	> 100,000 < 2,000,000	0.60 - 1.15	3.00 - 15.00	2.75 - 4.75	2.00 - 4.00	< 1.75	< 1.00	< 0.25	> 0.20
AMFC	AMB Financial Corp.	IN	04/01/96	151,674	0.70	8.44	3.23	2.77	1.03	0.74	0.00	0.70
RIVR	River Valley Bancorp	IN	12/20/96	255,076	1.11	12.20	3.28	2.43	1.31	0.59	0.00	0.81
PFED	Park Bancorp Inc.	IL	08/12/96	269,006	0.82	7.39	3.20	2.09	0.43	0.09	0.03	0.22
LSBI	LSB Financial Corp.	IN	02/03/95	332,165	0.91	10.67	3.46	2.40	0.91	0.70	0.11	0.80
LNCB	Lincoln Bancorp	IN	12/30/98	580,357	0.63	4.54	2.93	2.40	0.60	0.46	0.14	0.63
MFSF	MutualFirst Financial Inc.	IN	12/30/99	809,475	0.98	8.30	3.68	2.58	0.75	0.62	0.07	0.84
FDEF	First Defiance Financial	OH	07/07/93	1,037,100	1.10	9.12	3.47	2.85	1.68	0.26	0.04	0.88
BHL	Berkshire Hills Bancorp Inc.	MA	06/28/00	1,263,497	0.73	7.02	3.52	3.09	1.08	0.24	0.00	0.71
FPFC	First Place Financial Corp.	OH	01/04/99	1,654,436	1.06	9.26	3.26	2.55	1.42	0.88	0.05	0.64
OCFC	OceanFirst Financial Corp.	NJ	07/03/96	1,767,746	1.08	14.10	3.37	2.61	1.12	0.19	0.01	0.62
		AVERAGE		812,053	0.91	9.10	3.34	2.58	1.03	0.48	0.04	0.69
		MEDIAN		694,916	0.95	8.78	3.33	2.57	1.06	0.53	0.03	0.71
		HIGH		1,767,746	1.11	14.10	3.68	3.09	1.68	0.88	0.14	0.88
		LOW		151,674	0.63	4.54	2.93	2.09	0.43	0.09	0.00	0.22

(1) Asset quality ratios reflect balance sheet totals at the end of the most recent quarter.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 42

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

							Most Recent Quarter					
				Number of Offices	Exchange	Conversion (IPO) Date	Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT												
	SI FINANCIAL GROUP, INC	**Willimantic**	**CT**	**15**	**-**	**-**	**537,410**	**511,556**	**394,697**	**365**	**424,607**	**35,079**
COMPARABLE GROUP												
AMFC	AMB Financial Corp.	Munster	IN	3	NASDAQ	04/01/96	151,674	131,147	123,834	0	112,297	12,707
BHL	Berkshire Hills Bancorp, Inc.	Pittsfield	MA	11	AMEX	06/28/00	1,263,497	1,140,545	752,950	10,182	829,828	127,836
FDEF	First Defiance Financial Corp.	Defiance	OH	14	NASDAQ	07/07/93	1,037,100	931,597	766,134	19,302	722,068	127,230
FPFC	First Place Financial Corp.	Warren	OH	25	NASDAQ	01/04/99	1,654,436	1,411,437	1,075,396	23,074	1,117,100	190,399
LNCB	Lincoln Bancorp	Plainfield	IN	9	NASDAQ	12/30/98	580,357	552,777	441,923	2,175	321,672	80,357
LSBI	LSB Financial Corp.	Lafayette	IN	5	NASDAQ	02/03/95	332,165	301,404	286,937	0	237,264	28,357
MFSF	MutualFirst Financial, Inc.	Muncie	IN	17	NASDAQ	12/30/99	809,475	748,001	687,004	904	572,934	96,762
OCFC	OceanFirst Financial Corp.	Toms River	NJ	17	NASDAQ	07/03/96	1,767,746	1,617,478	1,427,299	1,457	1,135,296	137,608
PFED	Park Bancorp, Inc.	Chicago	IL	3	NASDAQ	08/12/96	269,006	238,269	164,540	0	169,108	30,330
RIVR	River Valley Bancorp	Madison	IN	4	NASDAQ	12/20/96	255,076	233,205	192,266	31	179,954	22,855
	Average			10.8			812,053	730,586	591,828	5,713	539,752	85,444
	Median			10.0			694,916	650,389	564,464	1,181	447,303	88,560
	High			25.0			1,767,746	1,617,478	1,427,299	23,074	1,135,296	190,399
	Low			3.0			151,674	131,147	123,834	0	112,297	12,707

KELLER & COMPANY
Columbus, Ohio
614-766-1426

EXHIBIT 43

BALANCE SHEET
ASSET COMPOSITION - MOST RECENT QUARTER

	Total Assets ($000)	As a Percent of Total Assets: Cash & Invest. (%)	MBS (%)	Net Loans (%)	Loan Loss Reserves (%)	Real Estate Owned (%)	Goodwill & Intang. (%)	Other Assets (%)	High Risk R.E. Loans (%)	Non-Perf. Assets (%)	Interest Earning Assets (%)	Interest Bearing Liabilities (%)	Capitalized Loan Servicing (%)
SUBJECT													
SI FINANCIAL GROUP, INC	**537,410**	**18.85**	**3.46**	**73.44**	**0.53**	**0.06**	**0.09**	**4.12**	**14.08**	**0.32**	**95.19**	**92.45**	**0.00**
COMPARABLE GROUP													
AMFC AMB Financial Corp.	151,674	8.10	2.08	81.64	0.70	0.00	0.00	7.53	20.22	1.74	86.96	78.16	0.00
BHL Berkshire Hills Bancorp Inc.	1,263,497	16.19	20.28	59.59	0.71	0.00	0.81	3.13	16.20	0.24	93.48	80.73	0.00
FDEF First Defiance Financial	1,037,100	14.73	4.40	73.87	0.88	0.04	1.86	4.79	33.99	0.26	90.77	81.69	0.31
FPFC First Place Financial Corp.	1,654,436	15.84	7.35	65.00	0.64	0.05	1.39	9.68	13.11	0.88	89.74	82.46	0.74
LNCB Lincoln Bancorp	580,357	13.31	3.85	76.15	0.63	0.14	0.37	4.63	24.71	0.46	96.49	89.94	0.00
LSBI LSB Financial Corp.	332,165	8.83	0.50	86.38	0.80	0.11	0.00	4.29	34.74	1.70	93.87	84.04	0.00
MFSF MutualFirst Financial Inc.	809,475	6.69	1.54	84.87	0.84	0.07	0.11	6.02	10.52	0.62	92.75	87.06	0.14
OCFC OceanFirst Financial Corp.	1,767,746	10.30	4.92	80.74	0.62	0.01	0.08	3.53	10.27	0.19	93.36	83.81	0.42
PFED Park Bancorp Inc.	269,006	17.38	16.60	61.17	0.22	0.03	0.00	4.83	18.11	0.09	93.31	85.88	0.00
RIVR River Valley Bancorp	255,076	19.24	0.07	75.38	0.81	0.00	0.01	4.97	27.56	0.59	87.37	79.84	0.33
Average	812,053	13.06	6.16	74.48	0.68	0.04	0.46	5.34	20.94	0.68	91.81	83.36	0.19
Median	694,916	14.02	4.12	75.76	0.70	0.03	0.10	4.81	19.16	0.53	93.03	83.13	0.07
High	1,767,746	19.24	20.28	86.38	0.88	0.14	1.86	9.68	34.74	1.74	96.49	89.94	0.74
Low	151,674	6.69	0.07	59.59	0.22	0.00	0.00	3.13	10.27	0.09	86.96	78.16	0.00
ALL THRIFTS (233)													
Average	3,336,432	15.38	12.54	67.63	0.65	0.13	0.50	3.47	21.12	0.73	90.13	79.14	0.16
NEW ENGLAND THRIFTS (16)													
Average	1,192,655	26.17	11.47	61.49	0.68	0.01	0.56	2.55	20.25	0.10	89.36	74.93	0.06
CONNECTICUT THRIFTS (2)													
Average	2,469,973	33.54	16.05	47.22	0.55	0.03	0.61	2.59	12.70	0.13	73.72	NA	0.00

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 44

BALANCE SHEET COMPARISON
LIABILITIES AND EQUITY - MOST RECENT QUARTER

	Total Liabilities ($000)	Total Equity ($000)	Total Deposits (%)	Total Borrowings (%)	Other Liabilities (%)	Preferred Equity (%)	Common Equity (%)	FASB 115 Unrealized Gain (Loss) (%)	Retained Earnings (%)	Total Equity (%)	Tangible Equity (%)	Tier 1 Capital (%)	Reg. Tangible Capital (%)	Reg. Risk-Based Capital (%)
			As a Percent of Assets											
SUBJECT														
SI FINANCIAL GROUP, INC	**502,331**	**35,079**	**79.01**	**13.43**	**1.03**	**0.00**	**0.00**	**0.13**	**6.40**	**6.53**	**6.40**	**6.33**	**6.40**	**12.03**
COMPARABLE GROUP														
AMFC AMB Financial Corp.	138,967	12,707	74.04	14.44	3.15	0.00	8.38	0.04	4.67	8.38	8.38	8.57	8.68	15.23
BHL Berkshire Hills Bancorp Inc.	1,133,585	127,836	65.68	23.67	0.37	0.00	10.12	0.59	0.80	10.12	9.39	8.73	8.89	12.55
FDEF First Defiance Financial	909,870	127,230	69.62	17.00	1.11	0.00	12.27	0.45	1.21	12.27	10.60	9.49	9.77	13.58
FPFC First Place Financial Corp.	1,464,037	190,399	67.52	19.68	1.29	0.00	11.51	(0.22)	1.97	11.51	10.26	8.40	8.61	13.35
LNCB Lincoln Bancorp	500,000	80,357	55.43	29.59	1.14	0.00	13.85	0.00	3.44	13.85	13.52	NA	NA	15.07
LSBI LSB Financial Corp.	303,808	28,357	71.43	19.52	0.51	0.00	8.54	0.00	5.87	8.54	8.54	NA	NA	12.10
MFSF MutualFirst Financial Inc.	712,713	96,762	70.78	15.83	1.44	0.00	11.95	0.02	6.20	11.95	11.86	11.37	11.41	16.97
OCFC OceanFirst Financial Corp.	1,630,138	137,608	64.22	27.29	0.70	0.00	7.78	(0.04)	1.82	7.78	7.71	NA	NA	11.34
PFED Park Bancorp Inc.	238,676	30,330	62.86	24.28	1.58	0.00	11.27	0.30	3.55	11.27	11.27	9.67	9.80	15.99
RIVR River Valley Bancorp	232,221	22,855	70.55	19.60	0.89	0.00	8.96	0.10	5.35	8.96	8.95	9.79	10.00	14.46
Average	726,402	85,444	67.21	21.09	1.22	0.00	10.46	0.12	3.49	10.46	10.05	9.43	9.59	14.06
Median	606,357	88,560	68.57	19.64	1.13	0.00	10.70	0.03	3.49	10.70	9.83	9.49	9.77	14.02
High	1,630,138	190,399	74.04	29.59	3.15	0.00	13.85	0.59	6.20	13.85	13.52	11.37	11.41	16.97
Low	138,967	12,707	55.43	14.44	0.37	0.00	7.78	(0.22)	0.80	7.78	7.71	8.40	8.61	11.34
ALL THRIFTS (233)														
Average	3,056,993	277,893	56.66	33.16	1.81	0.00	8.33	0.10	1.55	8.33	8.50	7.79	7.15	12.24
NEW ENGLAND THRIFTS (16)														
Average	1,057,414	135,100	69.14	18.57	0.94	0.00	11.33	0.20	5.21	11.33	2.48	5.99	2.48	16.26
CONNECTICUT THRIFTS (2)														
Average	2,236,497	233,477	80.44	8.93	1.18	0.00	9.45	0.17	7.53	9.45	0.00	0.77	0.00	12.16

EXHIBIT 45

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON
TRAILING FOUR QUARTERS
($000)

	Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Goodwill & Intang. Amtz.	Net Real Est. Expense	Total Non-Int. Expense	Non-Recurring Expense	Net Income Before Taxes	Income Taxes	Net Inc. Before Extraord. Items	Extraord. Items	Net Income	Core Income
SUBJECT																
SI FINANCIAL GROUP, INC	**27,718**	**9,142**	**18,576**	**1,577**	**532**	**4,741**	**0**	**11**	**16,933**	**0**	**4,807**	**1,568**	**3,239**	**0**	**3,239**	**4,328**
COMPARABLE GROUP																
AMFC AMB Financial Corp.	8,056	3,745	4,311	191	0	1,536	0	0	4,127	0	1,650	531	1,119	0	1,119	1,040
BHL Berkshire Hills Bancorp Inc.	57,394	18,747	38,647	1,485	814	11,110	204	1,009	35,969	437	14,222	4,456	9,766	0	9,766	8,519
FDEF First Defiance Financial	50,970	20,304	30,666	1,763	83	16,377	97	0	28,827	0	17,495	5,638	11,857	0	11,857	11,180
FPFC First Place Financial Corp.	83,839	37,207	46,632	3,261	493	22,727	1,013	0	41,164	0	25,755	8,056	17,588	0	17,588	17,054
LNCB Lincoln Bancorp	30,199	14,356	15,843	788	404	3,515	92	0	13,769	149	4,646	1,148	3,498	0	3,498	3,601
LSBI LSB Financial Corp.	18,744	8,245	10,499	1,100	1,810	3,016	0	0	7,637	0	4,778	1,894	2,884	0	2,884	2,884
MFSF MutualFirst Financial Inc.	45,848	18,502	27,346	1,302	0	6,107	12	0	20,853	0	11,301	3,339	7,962	0	7,962	7,959
OCFC OceanFirst Financial Corp.	91,139	35,123	56,016	363	213	19,338	104	(5)	45,670	0	29,717	10,615	19,102	0	19,102	18,845
PFED Park Bancorp Inc.	13,676	5,617	8,059	0	0	809	0	0	5,559	0	3,666	1,241	2,425	0	2,425	2,193
RIVR River Valley Bancorp	12,653	5,348	7,305	508	23	3,350	0	0	5,831	0	4,320	1,665	2,655	0	2,655	2,652
Average	41,252	16,719	24,532	1,076	384	8,789	152	100	20,941	59	11,755	3,858	7,886	0	7,886	7,593
Median	38,024	16,429	21,595	944	148	4,811	52	0	17,311	0	8,040	2,617	5,730	0	5,730	5,780
High	91,139	37,207	56,016	3,261	1,810	22,727	1,013	1,009	45,670	437	29,717	10,615	19,102	0	19,102	18,845
Low	8,056	3,745	4,311	0	0	809	0	(5)	4,127	0	1,650	531	1,119	0	1,119	1,040
ALL THRIFTS (233)																
Average	147,465	58,548	88,268	3,254	26,635	42,825	812	140	72,099	615	59,843	21,691	38,009	2,084	40,056	38,204
NEW ENGLAND THRIFTS (16)																
Average	51,796	19,190	31,541	965	7,545	5,926	190	252	23,881	694	12,791	4,166	8,625	0	8,625	8,841
CONNECTICUT THRIFTS (2)																
Average	70,074	20,204	49,870	150	21,629	10,001	116	NA	39,681	3,993	16,144	5,256	10,889	0	10,889	13,414

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 46

INCOME AND EXPENSE COMPARISON
AS A PERCENTAGE OF AVERAGE ASSETS
TRAILING FOUR QUARTERS

	Interest Income (%)	Interest Expense (%)	Net Interest Income (%)	Provision for Loss (%)	Gain (Loss) on Sale (%)	Total Non-Int. Income (%)	Goodwill & Intang. Amtz. (%)	Net Real Est. Expense (%)	Total Non-Int. Expense (%)	Non-Recurring Expense (%)	Net Income Before Taxes (%)	Income Taxes (%)	Net Inc. Before Extraord. Items (%)	Extraord. Items (%)	Net Income (%)	Core Income (%)
SUBJECT																
SI FINANCIAL GROUP, INC	**5.39**	**1.78**	**3.61**	**0.31**	**0.10**	**0.92**	**0.00**	**< 0.01**	**3.29**	**0.00**	**0.94**	**0.31**	**0.63**	**0.00**	**0.63**	**0.84**
COMPARABLE GROUP																
AMFC AMB Financial Corp.	5.41	2.51	2.89	0.13	0.00	1.03	0.00	0.00	2.77	0.00	1.11	0.36	0.75	0.00	0.75	0.70
BHL Berkshire Hills Bancorp Inc.	4.93	1.61	3.32	0.13	0.07	0.95	0.02	0.09	3.09	0.04	1.22	0.38	0.84	0.00	0.84	0.73
FDEF First Defiance Financial	5.03	2.00	3.03	0.17	0.01	1.62	0.01	0.00	2.85	0.00	1.73	0.56	1.17	0.00	1.17	1.10
FPFC First Place Financial Corp.	5.19	2.31	2.89	0.20	0.03	1.41	0.06	0.00	2.55	0.00	1.60	0.50	1.09	0.00	1.09	1.06
LNCB Lincoln Bancorp	5.25	2.50	2.76	0.14	0.07	0.61	0.02	0.00	2.40	0.03	0.81	0.20	0.61	0.00	0.61	0.63
LSBI LSB Financial Corp.	5.90	2.60	3.31	0.35	0.57	0.95	0.00	0.00	2.40	0.00	1.50	0.60	0.91	0.00	0.91	0.91
MFSF MutualFirst Financial Inc.	5.67	2.29	3.38	0.16	0.00	0.75	0.00	0.00	2.58	0.00	1.40	0.41	0.98	0.00	0.98	0.98
OCFC OceanFirst Financial Corp.	5.22	2.01	3.21	0.02	0.01	1.11	0.01	(0.00)	2.61	0.00	1.70	0.61	1.09	0.00	1.09	1.08
PFED Park Bancorp Inc.	5.14	2.11	3.03	0.00	0.00	0.30	0.00	0.00	2.09	0.00	1.38	0.47	0.91	0.00	0.91	0.82
RIVR River Valley Bancorp	5.27	2.23	3.04	0.21	0.01	1.40	0.00	0.00	2.43	0.00	1.80	0.69	1.11	0.00	1.11	1.11
Average	5.30	2.22	3.08	0.15	0.08	1.01	0.01	0.01	2.58	0.01	1.42	0.48	0.95	0.00	0.95	0.91
Median	5.24	2.26	3.04	0.15	0.01	0.99	0.00	0.00	2.56	0.00	1.45	0.48	0.95	0.00	0.95	0.95
High	5.90	2.60	3.38	0.35	0.57	1.62	0.06	0.09	3.09	0.04	1.80	0.69	1.17	0.00	1.17	1.11
Low	4.93	1.61	2.76	0.00	0.00	0.30	0.00	(0.00)	2.09	0.00	0.81	0.20	0.61	0.00	0.61	0.63
ALL THRIFTS (233)																
Average	4.65	1.85	2.81	0.10	0.79	1.36	0.02	0.00	2.29	0.02	1.90	0.69	1.21	0.07	1.27	1.07
NEW ENGLAND THRIFTS (16)																
Average	4.62	1.71	3.00	0.09	0.72	0.56	0.02	0.01	2.27	0.06	1.22	0.40	0.82	0.00	0.82	0.79
CONNECTICUT THRIFTS (2)																
Average	4.29	1.24	3.05	0.01	1.32	0.61	0.01	0.00	2.43	0.24	0.99	0.32	0.67	0.00	0.67	0.82

KELLER & COMPANY
Dublin, Ohio
614-766-1426

YIELDS, COSTS AND EARNINGS RATIOS
TRAILING FOUR QUARTERS

		Yield on Int. Earning Assets (%)	Cost of Int. Bearing Liabilities (%)	Net Interest Spread (%)	Net Interest Margin * (%)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)
SUBJECT									
	SI FINANCIAL GROUP, INC	**5.66**	**1.93**	**3.73**	**3.80**	**0.63**	**0.84**	**9.58**	**12.80**
COMPARABLE GROUP									
AMFC	AMB Financial Corp.	6.14	2.88	3.26	3.23	0.75	0.70	9.09	8.44
BHL	Berkshire Hills Bancorp Inc.	5.23	2.00	3.23	3.52	0.84	0.73	8.05	7.02
FDEF	First Defiance Financial	5.67	2.45	3.22	3.47	1.17	1.10	9.67	9.12
FPFC	First Place Financial Corp.	5.81	3.35	2.46	3.26	1.09	1.06	9.55	9.26
LNCB	Lincoln Bancorp	5.54	3.17	2.37	2.93	0.61	0.63	4.41	4.54
LSBI	LSB Financial Corp.	6.32	2.98	3.34	3.46	0.91	0.91	10.67	10.67
MFSF	MutualFirst Financial Inc.	6.18	2.65	3.52	3.68	0.98	0.98	8.31	8.30
OCFC	OceanFirst Financial Corp.	5.48	2.35	3.12	3.37	1.09	1.08	14.29	14.10
PFED	Park Bancorp Inc.	5.45	2.60	2.85	3.20	0.91	0.82	8.18	7.39
RIVR	River Valley Bancorp	5.68	2.63	3.05	3.28	1.11	1.11	12.22	12.20
	Average	5.75	2.71	3.04	3.34	0.95	0.91	9.44	9.10
	Median	5.68	2.64	3.17	3.33	0.95	0.95	9.32	8.78
	High	6.32	3.35	3.52	3.68	1.17	1.11	14.29	14.10
	Low	5.23	2.00	2.37	2.93	0.61	0.63	4.41	4.54
ALL THRIFTS (233)									
	Average	5.21	2.31	2.91	3.14	1.27	1.07	15.64	13.18
NEW ENGLAND THRIFTS (16)									
	Average	5.07	2.36	2.70	3.19	0.82	0.79	6.52	6.26
CONNECTICUT THRIFTS (2)									
	Average	4.90	1.72	3.18	3.48	0.67	0.82	4.77	5.87

* Based on average interest-earning assets.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

DIVIDENDS, RESERVES AND SUPPLEMENTAL DATA

		DIVIDENDS				RESERVES AND SUPPLEMENTAL DATA - MOST RECENT PERIOD					
		12 Month Preferred Dividends ($000)	12 Month Common Div./ Share ($)	Current Dividend Yield (%)	12 Month Dividend Payout Ratio (%)	Reserves/ Gross Loans (%)	Reserves/ Non-Perf. Assets (%)	Net Chargeoffs/ Average Loans (%)	Provisions/ Net Chargeoffs (%)	Effective Tax Rate (%)	Total Assets/ Employee ($000)
SUBJECT											
	SI FINANCIAL GROUP, INC	**0.00**	**0.00**	**0.00**	**0.00**	**0.71**	**167.26**	**0.46**	**89.96**	**32.61**	**3,054**
COMPARABLE GROUP											
AMFC	AMB Financial Corp.	0	0.22	1.41	19.82	0.85	40.20	0.01	NM	32.18	NA
BHL	Berkshire Hills Bancorp Inc.	0	0.48	1.38	27.91	1.17	289.99	0.36	51.53	31.33	5,200
FDEF	First Defiance Financial	0	0.70	3.26	37.43	1.18	336.65	0.07	339.04	32.23	3,678
FPFC	First Place Financial Corp.	0	0.56	3.32	40.58	0.97	72.67	0.21	143.15	31.28	NA
LNCB	Lincoln Bancorp	0	0.50	3.09	58.14	0.82	129.38	0.04	486.42	24.71	NA
LSBI	LSB Financial Corp.	0	0.54	2.39	25.96	0.92	46.92	0.24	171.61	39.64	NA
MFSF	MutualFirst Financial Inc.	0	0.45	2.13	28.48	0.98	134.95	0.14	137.92	29.55	3,345
OCFC	OceanFirst Financial Corp.	0	0.80	3.56	54.05	0.76	318.00	-0.01	NM	35.72	NA
PFED	Park Bancorp Inc.	0	0.60	1.93	29.13	0.36	242.11	-0.01	NM	33.85	NA
RIVR	River Valley Bancorp	0	0.64	2.96	40.25	1.06	135.53	0.31	91.86	38.54	3,865
	Average	0	0.55	2.54	36.18	0.91	174.64	0.14	203.08	32.90	4,022
	Median	0	0.55	2.68	33.28	0.95	135.24	0.11	143.15	32.21	3,771
	High	0	0.80	3.56	58.14	1.18	336.65	0.36	486.42	39.64	5,200
	Low	0	0.22	1.38	19.82	0.36	40.20	-0.01	51.53	24.71	3,345
ALL THRIFTS (233)											
	Average	180.56	0.45	1.94	39.95	0.98	183.19	0.22	167.35	31.94	4,685
NEW ENGLAND THRIFTS (16)											
	Average	0.00	0.57	2.04	54.91	1.09	509.15	0.06	151.21	32.89	5,401
CONNECTICUT THRIFTS (2)											
	Average	0.00	0.31	1.20	34.64	1.17	537.71	0.15	4.51	32.32	NA

EXHIBIT 49

KELLER & COMPANY
Dublin, Ohio
614-766-1426

VALUATION ANALYSIS AND CALCULATION

Savings Institute/SI Financial Group, Inc.
Stock Prices as of May 21, 2004

Valuation assumptions:	Symbol		Value	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Post conv. price to earnings	P/E		23.83	15.11	14.79	15.99	13.59
Post conv. price to book value	P/B		75.60%	135.32%	122.18%	119.67%	109.39%
Post conv. price to assets	P/A		13.87%	13.71%	13.97%	11.69%	10.84%
Post conv. price to core earnings	P/CE		18.89	15.76	14.94	16.14	13.65
Pre conversion earnings ($)	Y	$	3,392,000	For the twelve months ended March 31, 2004			
Pre conversion book value ($)	B	$	35,079,000	At March 31, 2004			
Pre conversion assets ($)	A	$	537,410,000	At March 31, 2004			
Pre conversion core earnings ($)	CY	$	4,328,000	For the twelve months ended March 31, 2004			
Conversion expense (%)	X		1.27%				
Fixed asset allocation (%)	FA		0.00%				
ESOP stock purchase (%)	E		3.36%				
ESOP cost of borrowings, net (%)	S		0.00%				
ESOP term of borrowings (yrs.)	T		15				
RRP amount (%)	M		3.00%				
RRP term (yrs.)	N		5				
Tax rate (%)	TAX		34.00%				
Investment rate of return, net (%)	R		0.83%				
Investment rate of return, pretax (%)			1.25%				
Foundation (%)	FDN		2.00%				
Tax benefit ($)	BEN	$	578,000				

Formulae to indicate value after conversion:

1. P/E method: Value = $\frac{P/E*Y}{1-P/E*((1-X-E-M-FDN-FA)*R-(1-TAX)*E/T-(1-TAX)*MN))}$ = $ 84,926,792

2. P/B method: Value = $\frac{P/B*(B+BEN)}{1-P/B*(1-X-E-M-FDN)}$ = $ 85,105,626

3. P/A method: Value = $\frac{P/A*A}{1-P/A*(1-X-E-M-FDN)}$ = $ 85,235,027

VALUATION CORRELATION AND CONCLUSIONS:

	Shares Issued to Public and MHC	Price Per Share	Total Value Net of Foundation	Shares Issued to Foundation	Total Number of Shares Issued	TOTAL VALUE
Appraised value - midrange	**8,330,000**	**$10.00**	**$83,300,000**	**170,000**	**8,500,000**	**$85,000,000**
Minimum - 85% of midrange	7,080,500	$10.00	$70,805,000	144,500	7,225,000	$72,250,000
Maximum - 115% of midrange	9,579,500	$10.00	$95,795,000	195,500	9,775,000	$97,750,000
Superrange - 115% of maximum	11,016,425	$10.00	$110,164,250	224,825	11,241,250	$112,412,500

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 50

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS

Stock Prices as of May 21, 2004

	Market Data				Pricing Ratios					Dividends			Financial Ratios		
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Book Value/ Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)	Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	CORE ROAA (%)	CORE ROAE (%)
SI FINANCIAL GROUP, INC.															
Value - midpoint	**85.00**	**10.00**	**0.42**	**13.23**	**23.83**	**75.60**	**13.87**	**75.11**	**18.89**	**0.00**	**0.00**	**0.00**	**18.31**	**0.74**	**4.02**
Minimum of range	72.25	10.00	0.49	13.94	20.43	71.71	11.99	71.22	16.15	0.00	0.00	0.00	16.72	0.75	4.46
Maximum of range	97.75	10.00	0.37	12.70	27.23	78.73	15.62	78.29	21.60	0.00	0.00	0.00	19.84	0.73	3.66
Superrange maximum	112.41	10.00	0.32	12.24	31.05	81.68	17.59	81.27	24.67	0.00	0.00	0.00	21.53	0.72	3.33
ALL THRIFTS (233)															
Average	354.66	18.17	1.26	15.87	15.99	119.67	11.69	129.38	16.14	0.37	2.11	37.20	7.84	1.08	14.72
Median	39.31	17.21	1.25	16.16	13.59	109.39	10.84	113.58	13.65	0.38	2.20	27.93	9.47	0.82	8.51
CONNECTICUT THRIFTS (2)															
Average	1,060.49	23.45	2.22	16.70	10.56	140.42	8.08	186.70	12.81	0.33	1.54	14.86	5.75	0.66	11.08
Median	1,060.49	23.45	2.22	16.70	10.56	140.42	8.08	186.70	12.81	0.33	1.54	14.86	5.75	0.66	11.08
COMPARABLE GROUP (10)															
Average	119.91	23.34	1.57	17.95	15.11	135.32	13.71	141.16	15.76	0.55	2.54	36.18	10.46	0.91	9.10
Median	95.70	22.76	1.59	18.40	14.79	122.18	13.97	131.66	14.94	0.55	2.68	33.28	10.70	0.95	8.78
COMPARABLE GROUP															
AMFC AMB Financial Corp.	16.58	17.00	1.11	13.08	15.32	129.97	10.89	129.97	16.47	0.22	1.41	19.82	8.38	0.70	8.44
BHL Berkshire Hills Bancorp Inc.	206.17	34.75	1.72	21.54	20.20	161.33	16.32	175.29	23.12	0.48	1.38	27.91	10.12	0.73	7.02
FDEF First Defiance Financial	156.86	24.54	1.87	19.88	13.12	123.44	15.14	145.52	13.91	0.70	3.26	37.43	12.27	1.10	9.12
FPFC First Place Financial Corp.	222.31	16.85	1.38	14.38	12.21	117.18	13.49	133.34	12.59	0.56	3.32	40.58	11.51	1.06	9.26
LNCB Lincoln Bancorp	74.41	16.84	0.86	18.19	19.58	92.58	12.82	95.15	19.02	0.50	3.09	58.14	13.85	0.63	4.54
LSBI LSB Financial Corp.	33.13	24.30	2.08	21.27	11.68	114.25	9.75	114.25	11.68	0.54	2.39	25.96	8.54	0.91	10.67
MFSF MutualFirst Financial Inc.	116.99	22.50	1.58	18.61	14.24	120.91	14.45	122.05	14.25	0.45	2.13	28.48	11.95	0.98	8.30
OCFC OceanFirst Financial Corp.	299.56	22.45	1.48	10.30	15.17	217.96	16.97	220.29	15.38	0.80	3.56	54.05	7.78	1.08	14.10
PFED Park Bancorp Inc.	35.78	31.11	2.06	28.34	15.10	109.77	12.38	109.77	16.69	0.60	1.93	29.13	11.27	0.82	7.39
RIVR River Valley Bancorp	37.32	23.01	1.59	13.88	14.47	165.78	14.85	166.01	14.49	0.64	2.96	40.25	8.96	1.11	12.20

EXHIBIT 51

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Savings Institute/SI Financial Group, Inc.
At the MINIMUM of the Range

1. Gross Conversion Proceeds

Minimum market value [1]	$	28,900,000
Less: Estimated conversion expenses		1,029,000
Net conversion proceeds	$	27,871,000

2. Generation of Additional Income

Net conversion proceeds	$	27,871,000
Less: Proceeds not invested [2]		2,427,600
Total conversion proceeds invested	$	25,443,400
Investment rate		0.83%
Earnings increase - return on proceeds invested	$	209,908
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		106,814
Less: RRP expense, net of taxes		286,110
Net earnings increase	$	-183,016

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 03/31/04	$	3,392,000	4,328,000
Net earnings increase		-183,016	-183,016
After conversion	$	3,208,984	4,144,984

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 03/31/04	$	35,079,000	35,772,000
Net cash conversion proceeds [4]		23,767,200	23,767,200
After conversion	$	58,846,200	59,539,200

5. Comparative Net Assets

Before conversion - 03/31/04	$	537,410,000
Conversion proceeds [5]		23,275,900
After conversion	$	560,685,900

(1) Represents gross proceeds of public offering.
(2) Includes ESOP and proceeds invested in fixed assets.
(3) ESOP and RRP are omitted from net worth.
(4) Includes addition of tax benefit of stock contribution to foundation.
(5) Net cash conversion proceeds less tax benefit of stock contribution to foundation.

EXHIBIT 52

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Savings Institute/SI Financial Group, Inc.
At the MIDPOINT of the Range

1. Gross Conversion Proceeds

Midpoint market value [1]	$	34,000,000
Less: Estimated conversion expenses		1,076,000
Net conversion proceeds	$	32,924,000

2. Generation of Additional Income

Net conversion proceeds	$	32,924,000
Less: Proceeds not invested [2]		2,856,000
Total conversion proceeds invested	$	30,068,000
Investment rate		0.83%
Earnings increase - return on proceeds invested	$	248,061
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		125,664
Less: RRP expense, net of taxes		336,600
Net earnings increase	$	-214,203

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 03/31/04	$	3,392,000	4,328,000
Net earnings increase		-214,203	-214,203
After conversion	$	3,177,797	4,113,797

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 03/31/04	$	35,079,000	35,772,000
Conversion proceeds [4]		28,096,000	28,096,000
After conversion	$	63,175,000	63,868,000

5. Comparative Net Assets

Before conversion - 03/31/04	$	537,410,000
Conversion proceeds [5]		27,518,000
After conversion	$	564,928,000

(1) Represents gross proceeds of public offering.
(2) Includes ESOP and proceeds invested in fixed assets.
(3) ESOP and RRP are omitted from net worth.
(4) Includes addition of tax benefit of stock contribution to foundation.
(5) Net cash conversion proceeds less tax benefit of stock contribution to foundation.

EXHIBIT 53

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Savings Institute/SI Financial Group, Inc.
At the MAXIMUM of the Range

1. Gross Conversion Proceeds

Maximum market value (1)	$	39,100,000
Less: Estimated conversion expenses		1,166,000
Net conversion proceeds	$	37,934,000

2. Generation of Additional Income

Net conversion proceeds	$	37,934,000
Less: Proceeds not invested (2)		3,284,400
Total conversion proceeds invested	$	34,649,600
Investment rate		0.83%
Earnings increase - return on proceeds invested	$	285,859
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		144,514
Less: RRP expense, net of taxes		387,090
Net earnings increase	$	-245,744

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 03/31/04	$	3,392,000	4,328,000
Net earnings increase		-245,744	-245,744
After conversion	$	3,146,256	4,082,256

4. Comparative Net Worth (3)

		Total	Tangible
Before conversion - 03/31/04	$	35,079,000	35,772,000
Conversion proceeds (4)		32,381,800	32,381,800
After conversion	$	67,460,800	68,153,800

5. Comparative Net Assets

Before conversion - 03/31/04	$	537,410,000
Conversion proceeds (5)		31,717,100
After conversion	$	569,127,100

(1) Represents gross proceeds of public offering.
(2) Includes ESOP and proceeds invested in fixed assets.
(3) ESOP and RRP are omitted from net worth.
(4) Includes addition of tax benefit of stock contribution to foundation.
(5) Net cash conversion proceeds less tax benefit of stock contribution to foundation.

EXHIBIT 54

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Savings Institute/SI Financial Group, Inc.
At the SUPERRANGE Maximum

1. Gross Conversion Proceeds

Superrange market value [1]	$	44,965,000
Less: Estimated conversion expenses		1,226,000
Net conversion proceeds	$	43,739,000

2. Generation of Additional Income

Net conversion proceeds	$	43,739,000
Less: Proceeds not invested [2]		3,777,060
Total conversion proceeds invested	$	39,961,940
Investment rate		0.83%
Earnings increase - return on proceeds invested	$	329,686
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		166,191
Less: RRP expense, net of taxes		445,154
Net earnings increase	$	-281,658

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 03/31/04	$	3,392,000	4,328,000
Net earnings increase		-281,658	-281,658
After conversion	$	3,110,342	4,046,342

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 03/31/04	$	35,079,000	35,772,000
Conversion proceeds [4]		37,353,970	37,353,970
After conversion	$	72,432,970	73,125,970

5. Comparative Net Assets

Before conversion - 03/31/04	$	537,410,000
Conversion proceeds [5]		36,589,565
After conversion	$	573,999,565

(1) Represents gross proceeds of public offering.
(2) Includes ESOP and proceeds invested in fixed assets.
(3) ESOP and RRP are omitted from net worth.
(4) Includes addition of tax benefit of stock contribution to foundation.
(5) Net cash conversion proceeds less tax benefit of stock contribution to foundation.

EXHIBIT 55

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	Savings Institute	Premium or (discount) from comparable group. Average	Median
Midpoint:			
Price/earnings	23.83 x	57.74%	61.20%
Price/book value	75.60 %	(44.13)%	(38.12)%
Price/assets	13.87 %	1.21%	(0.70)%
Price/tangible book value	75.11 %	(46.79)%	(42.95)%
Price/core earnings	18.89 x	19.87%	26.49%
Minimum of range:			
Price/earnings	20.43 x	35.20%	38.17%
Price/book value	71.71 %	(47.00)%	(41.30)%
Price/assets	11.99 %	(12.52)%	(14.17)%
Price/tangible book value	71.22 %	(49.55)%	(45.90)%
Price/core earnings	16.15 x	2.49%	8.16%
Maximum of range:			
Price/earnings	27.23 x	80.22%	84.17%
Price/book value	78.73 %	(41.82)%	(35.56)%
Price/assets	15.62 %	13.96%	11.81%
Price/tangible book value	78.29 %	(44.54)%	(40.53)%
Price/core earnings	21.60 x	37.05%	44.62%
Super maximum of range:			
Price/earnings	31.05 x	105.50%	110.01%
Price/book value	81.68 %	(39.64)%	(33.15)%
Price/assets	17.59 %	28.31%	25.89%
Price/tangible book value	81.27 %	(42.43)%	(38.27)%
Price/core earnings	24.67 x	56.54%	65.19%

ALPHABETICAL

EXHIBITS

EXHIBIT A

KELLER & COMPANY, INC.
FINANCIAL INSTITUTION CONSULTANTS
555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017
(614) 766-1426
(614) 766-1459 FAX

PROFILE OF THE FIRM

KELLER & COMPANY, INC. is a full service consulting firm to financial institutions, serving clients throughout the United States from its office in Dublin, Ohio. The firm consults primarily in the areas of regulatory and compliance matters, financial analysis and strategic planning, stock valuations and appraisals, mergers and acquisitions, mutual to stock conversions, conversion/mergers and branching. Since its inception in 1985, KELLER & COMPANY has provided a wide range of consulting services to over 150 financial institutions including thrifts, banks, mortgage companies and holding companies located in twenty-three states and Washington D.C., extending from Oregon to Massachusetts. KELLER & COMPANY is an affiliate member of numerous trade organizations including American Bankers Association and America's Community Bankers.

Each of the firm's senior consultants has over twenty-four years front line experience and accomplishment in various areas of the financial institution and real estate industries. Each consultant provides to clients distinct and diverse areas of expertise. Specific services and projects have included financial institution charter and deposit insurance applications, market studies, institutional mergers and acquisitions, branch sales and acquisitions, operations and performance analyses, business plans, strategic planning, financial projections and modeling, stock valuations, fairness opinions, conversion appraisals, capital plans, policy development and revision, lending, underwriting and investment criteria, data processing and management information systems, and incentive compensation programs.

It is the goal of KELLER & COMPANY to provide specific and ongoing services that are pertinent and responsive to the needs of the individual client institution within the changing industry environment, and to offer those services at reasonable fees on a timely basis. In recent years, KELLER & COMPANY has become one of the leading consulting firms in the nation.

CONSULTANTS IN THE FIRM

MICHAEL R. KELLER has over twenty-four years experience as a consultant to the financial institution industry. Immediately following his graduation from college, Mr. Keller took a position as an examiner of financial institutions in northeastern Ohio with a focus on Cleveland area institutions. After working two years as an examiner, Mr. Keller entered Ohio State University full time to obtain his M.B.A. in Finance.

Mr. Keller then worked as an associate for a management consulting firm specializing in services to financial institutions immediately after receiving his M.B.A. During his eight years with the firm, he specialized in mergers and acquisitions, branch acquisitions and sales, branch feasibility studies, stock valuations, charter applications, and site selection analyses. By the time of his departure, he had attained the position of vice president, with experience in almost all facets of banking operations.

Prior to forming Keller & Company, Mr. Keller also worked as a senior consultant in a larger consulting firm. In that position, he broadened his activities and experience, becoming more involved with institutional operations, business and strategic planning, regulatory policies and procedures, performance analysis, conversion appraisals, and fairness opinions. Mr. Keller established Keller & Company in November 1985 to better serve the needs of the financial institution industry.

Mr. Keller graduated from Wooster College with a B.A. in Economics in 1972, and later received an M.B.A. in Finance in 1976 from the Ohio State University where he took numerous courses in corporate stock valuations.

JOHN A. SHAFFER has over twenty years experience in banking, finance, real estate lending, and development.

Following his university studies, Mr. Shaffer served as a lending officer for a large real estate investment trust, specializing in construction and development loans. Having gained experience in loan underwriting, management and workout, he later joined Chemical Bank of New York and was appointed Vice President for Loan Administration of Chemical Mortgage Company in Columbus, Ohio. At Chemical, he managed all commercial and residential loan servicing, administering a portfolio in excess of $2 billion. His responsibilities also included the analysis, management and workout of problem commercial real estate loans and equity holdings, and the structuring, negotiation, acquisition and sale of loan servicing, mortgage and equity securities and real estate projects. Mr. Shaffer later formed and managed an independent real estate and financial consulting firm, serving corporate and institutional clients, and also investing in and developing real estate.

Mr. Shaffer's primary activities and responsibilities have included financial analysis, projection and modeling, asset and liability management, real estate finance and development, loan management and workout, organizational and financial administration, budgeting, cash flow management and project design.

Mr. Shaffer graduated from Syracuse University with a B.S. in Business Administration, later receiving an M.B.A. in Finance and a Ph.D. in Economics from New York University.

JAMES E. CAMPBELL has over twenty-five years experience in the banking and thrift industry. He served in upper management and was involved in asset and liability management, lending policy, retail management, public policy and Community Reinvestment Act policy.

From 1969 to 1991, Mr. Campbell was employed by National City Bank of Columbus, Ohio. He was appointed Executive Vice President of the Retail Banking Group in 1984. He had management responsibility for 135 banking officers with over 1,500 associates in Central and Southern Ohio. He also managed the consumer and real estate functions of the Bank.

Mr. Campbell became Chairman, President and Chief Executive Officer of Jefferson Savings Bank, West Jefferson, Ohio in 1993 and remained with them until the bank was sold in 1997.

Mr. Campbell graduated from Stonier School of Bank, Rutgers University in 1979.

EXHIBIT B

RB 20
CERTIFICATION

I hereby certify that I have not been the subject of any criminal, civil or administrative judgments, consents, undertakings or orders, or any past administrative proceedings (excluding routine or customary audits, inspections and investigation) issued by any federal or state court, any department, agency, or commission of the U.S. Government, any state or municipality, any self-regulatory trade or professional organization, or any foreign government or governmental entity, which involve:

(i) commission of a felony, fraud, moral turpitude, dishonesty or breach of trust;

(ii) violation of securities or commodities laws or regulations;

(iii) violation of depository institution laws or regulations;

(iv) violation of housing authority laws or regulations;

(v) violation of the rules, regulations, codes or conduct or ethics of a self-regulatory trade or professional organization;

(vi) adjudication of bankruptcy or insolvency or appointment of a receiver, conservator, trustee, referee, or guardian.

I hereby certify that the statements I have made herein are true, complete and correct to the best of my knowledge and belief.

Conversion Appraiser

June 7, 2004
Date



Michael R. Keller

EXHIBIT C

AFFIDAVIT OF INDEPENDENCE

STATE OF OHIO,

COUNTY OF FRANKLIN, ss:

I, Michael R. Keller, being first duly sworn hereby depose and say that:

The fee which I received directly from the applicant, Savings Institute Bank and Trust Company, in the amount of $23,000 for the performance of my appraisal was not related to the value determined in the appraisal and that the undersigned appraiser is independent and has fully disclosed any relationships which may have a material bearing upon the question of my independence; and that any indemnity agreement with the applicant has been fully disclosed.

Further, affiant sayeth naught.



MICHAEL R. KELLER

Sworn to before me and subscribed in my presence this 7th day of June 2004.




NOTARIAL SEAL
STATE OF OHIO

JANET M. MOHR
Notary Public, State of Ohio
My Commission Expires
11/4/2007

NOTARY PUBLIC